UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.   )**

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☑   Definitive Proxy Statement

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FEDEX CORPORATION
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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FedEx ® Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 26, 2011

To Our Stockholders:

We cordially invite you to attend the 2011 annual meeting of FedEx's stockholders. The meeting will take place in the auditorium at the FedEx World Technology Center, 50 FedEx Parkway, Collierville, Tennessee 38017, on Monday, September 26, 2011, at 10:00 a.m. local time. We look forward to your attendance either in person or by proxy.

The purposes of the meeting are to:

1. Elect the twelve nominees named in the attached proxy statement as FedEx directors;

2. Approve an amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws);

3. Ratify the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm for fiscal year 2012;

4. Hold an advisory vote on executive compensation;

5. Hold an advisory vote on the frequency of future advisory votes on executive compensation;

6. Act upon three stockholder proposals, if properly presented at the meeting; and

7. Transact any other business that may properly come before the meeting.

Only stockholders of record at the close of business on August 1, 2011, may vote at the meeting or any postponements or adjournments of the meeting.

By order of the Board of Directors,

Christine P. Richards

CHRISTINE P. RICHARDS
Executive Vice President, General Counsel
and Secretary

August 15, 2011

HOW TO VOTE: Please complete, date, sign and return the accompanying proxy card or voting instruction card, or vote electronically via the Internet or by telephone. The enclosed return envelope requires no additional postage if mailed in the United States.

REDUCE MAILING COSTS: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to provide you with proxy materials and annual reports.

ANNUAL MEETING ADMISSION: If you attend the annual meeting in person, you will need to present your admission ticket, or an account statement showing your ownership of FedEx common stock as of the record date, and a valid government-issued photo identification. The indicated portion of your proxy card or the ticket accompanying your voting instruction card will serve as your admission ticket. If you are a registered stockholder and receive your proxy materials electronically, you should follow the instructions provided to print a paper admission ticket.

Your vote is very important. Please vote whether or not you plan to attend the meeting.

2011 PROXY STATEMENT

TABLE OF CONTENTS

TABLE OF CONTENTS

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TABLE OF CONTENTS
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FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

2011 PROXY STATEMENT

FedEx's Board of Directors is furnishing you this proxy statement in connection with the solicitation of proxies on its behalf for the 2011 Annual Meeting of Stockholders. The meeting will take place in the auditorium at the FedEx World Technology Center, 50 FedEx Parkway, Collierville, Tennessee 38017, on Monday, September 26, 2011, at 10:00 a.m. local time. At the meeting, stockholders will be voting on the following items: (1) the election of the twelve nominees named in this proxy statement to the FedEx Board of Directors; (2) the adoption of an amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws); (3) the ratification of FedEx's independent registered public accounting firm; (4) an advisory vote on executive compensation; (5) an advisory vote on the frequency of future advisory votes on executive compensation; and (6) if properly presented at the meeting, three stockholder proposals. Stockholders also will consider any other matters that may properly come before the meeting, although we know of no other business to be presented.

By submitting your proxy (either by signing and returning the enclosed proxy card or by voting electronically on the Internet or by telephone), you authorize Christine P. Richards, FedEx's Executive Vice President, General Counsel and Secretary, and Alan B. Graf, Jr., FedEx's Executive Vice President and Chief Financial Officer, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2011, which includes FedEx's fiscal 2011 audited consolidated financial statements, accompanies this proxy statement. Although the Annual Report is being distributed with this proxy statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this proxy statement.

We are first sending the proxy statement, form of proxy and accompanying materials to stockholders on or about August 15, 2011.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON SEPTEMBER 26, 2011: The following materials are available on the Investor Relations page of the FedEx Web site at *http://www.fedex.com/us/investorrelations*:

- **The Notice of Annual Meeting of Stockholders To Be Held September 26, 2011;**

- **This proxy statement; and**

- **FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2011.**

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY VOTE YOUR SHARES EITHER BY MAIL, VIA THE INTERNET OR BY TELEPHONE.

Effect of Not Casting Your Vote: If your shares are held in "street name" (*i.e.*, your shares are held by a bank, brokerage firm or other nominee — the "record holder"), in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your record holder by the deadline provided in the materials you receive from your record holder. If you hold your shares in street name and you do not instruct your record holder as to how to vote your shares, your record holder may only vote your shares in its discretion on the adoption of the amendment to FedEx's Certificate of Incorporation (Proposal 2) and the ratification of the appointment of the independent registered public accounting firm (Proposal 3), but will not be allowed to vote your shares on any of the other proposals described in this proxy statement, including the election of directors. If you are a stockholder of record and you do not sign and return your proxy card or vote electronically on the Internet or by telephone, no votes will be cast on your behalf on any of the items of business at the meeting.

INFORMATION ABOUT THE ANNUAL MEETING

What are the purposes of the annual meeting?

At the annual meeting, the stockholders will be asked to:

- Elect the twelve nominees named in this proxy statement as FedEx directors;

- Approve an amendment to FedEx's Certification of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws);

- Ratify the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm;

- Cast an advisory vote on executive compensation;

- Cast an advisory vote on the frequency of future advisory votes on executive compensation; and

- Act on three stockholder proposals, if properly presented.

Stockholders also will transact any other business that may properly come before the meeting. Members of FedEx's management team will be present at the meeting to respond to appropriate questions from stockholders.

Who is entitled to vote?

The record date for the meeting is August 1, 2011. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. The only class of stock entitled to be voted at the meeting is FedEx common stock. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date there were 317,203,577 shares of FedEx common stock outstanding.

What is the difference between holding shares as a stockholder of record and as a beneficial owner? Am I entitled to vote if my shares are held in "street name"?

If your shares are registered in your name with FedEx's transfer agent, Computershare Trust Company, N.A., you are the "stockholder of record" (or "registered stockholder") of those shares, and these proxy materials have been provided directly to you by FedEx.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, these proxy materials are being forwarded to you by your bank, brokerage firm or other nominee (the "record holder"), along with a voting instruction card. As the beneficial owner, you have the right to direct your record holder how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet (if available), and the record holder is required to vote your shares in accordance with your instructions.

If you do not give voting instructions, your record holder will nevertheless be entitled to vote your shares in its discretion on the adoption of the amendment to FedEx's Certificate of Incorporation (Proposal 2) and the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Absent your instructions, the record holder will not be permitted, however, to vote your shares on the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 4), the advisory vote on the frequency of future advisory votes on executive compensation (Proposal 5) or the adoption of the three stockholder proposals (Proposals 6 through 8), and your shares will be considered "broker non-votes" on those proposals. See "How will broker non-votes be treated?" below.

As the beneficial owner of shares, you are invited to attend the annual meeting. If you are a beneficial owner, however, you may not vote your shares in person at the meeting unless you obtain a legal proxy, executed in your favor, from the record holder of your shares.

What does it mean if I receive more than one proxy card or voting instruction card?

If you receive more than one proxy card or voting instruction card that means your shares are registered differently and are held in more than one account. To ensure that all your shares are voted, please sign and return by mail all proxy cards and voting instruction cards or vote each account over the Internet or by telephone (if made available by the record holder with respect to any shares you hold in street name).

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or represented by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present, in person or represented by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given.

How do I vote?

1. *YOU MAY VOTE BY MAIL.* If you properly complete, sign and date the accompanying proxy card or voting instruction card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

2. *YOU MAY VOTE BY TELEPHONE OR ON THE INTERNET.* If you are a registered stockholder, you may vote by telephone or on the Internet by following the instructions included on the proxy card. If you vote by telephone or on the Internet, you do not have to mail in your proxy card. If you wish to attend the meeting in person, however, you will need to bring your admission ticket. Internet and telephone voting are available 24 hours a day. Votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern time on September 25, 2011.

If you are the beneficial owner of shares held in street name, you still may be able to vote your shares electronically by telephone or on the Internet. The availability of telephone and Internet voting will depend on the voting process of the record holder of your shares. We recommend that you follow the instructions set forth on the voting instruction card provided to you.

NOTE: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to provide you with proxy materials and annual reports.

3. *YOU MAY VOTE IN PERSON AT THE MEETING.* If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card in person. Additionally, we will pass out ballots to registered stockholders who wish to vote in person at the meeting. If you are a beneficial owner of shares held in street name who wishes to vote at the meeting, you will need to obtain a legal proxy from your record

holder, bring it with you to the meeting, and hand it in with a signed ballot that will be provided to you at the meeting. Beneficial owners will not able to vote their shares at the meeting without a legal proxy.

How do I vote my shares held in a FedEx benefit plan?

If you own shares of FedEx common stock through a FedEx or subsidiary benefit plan, you can direct the trustee or the record holder to vote the shares held in your account in accordance with your instructions by completing the proxy card and returning it in the enclosed envelope or by registering your instructions via the Internet or telephone as directed on the proxy card. If you register your voting instructions by telephone or on the Internet, you do not have to mail in the proxy card. If you wish to attend the meeting in person, however, you will need to bring the admission ticket attached to the proxy card with you. In order to instruct a plan trustee or record holder on the voting of shares held in your account, your instructions must be received by September 21, 2011. If your voting instructions are not received by that date, each plan trustee will vote your shares in the same proportion as the plan shares for which voting instructions have been received.

Who can attend the meeting?

Only stockholders eligible to vote or their authorized representatives will be admitted to the meeting. If you plan to attend the meeting, detach and bring with you the stub portion of your proxy card, which is marked "Admission Ticket." You also must bring a valid government-issued photo identification, such as a driver's license or a passport. If you received your proxy materials through the Internet, you should follow the instructions provided to print a paper admission ticket.

If your shares are held in street name, you must bring the "Admission Ticket" that accompanies your voting instruction card. Alternatively, you may bring other proof of ownership, such as a brokerage account statement, which clearly shows your ownership of FedEx common stock as of the record date. In addition, you must bring a valid government-issued photo identification, such as a driver's license or a passport.

Security measures will be in place at the meeting to help ensure the safety of attendees. Metal detectors similar to those used in airports will be located at the entrance to the meeting room and briefcases, handbags and packages will be inspected. No cameras or recording devices of any kind, or signs, placards, banners or similar materials, may be brought into the meeting. Anyone who refuses to comply with these requirements will not be admitted.

Can I change my vote after I submit my proxy?

Yes, if you are a registered stockholder you may revoke your proxy and change your vote prior to the completion of voting at the meeting by:

- submitting a valid, later-dated proxy card or a later-dated vote by telephone or on the Internet in a timely manner (the latest-dated, properly completed proxy that you submit in a timely manner, whether by mail, by telephone or on the Internet, will count as your vote); or

- giving written notice of such revocation to the Secretary of FedEx prior to or at the meeting or by voting in person at the meeting.

Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote in person at the meeting.

If your shares are held in street name, you should contact the record holder of your shares and follow its procedures for changing your voting instructions. You also may vote in person at the meeting if you obtain a legal proxy from your record holder.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and not disclosed to FedEx unless:

- required by law;

- you expressly request disclosure on your proxy; or

- there is a proxy contest.

Who will count the votes?

FedEx's transfer agent, Computershare Trust Company, N.A., will tabulate and certify the votes. A representative of the transfer agent will serve as the inspector of election.

How does the Board of Directors recommend I vote on the proposals?

Your Board recommends that you vote:

- FOR the election of each of the twelve nominees named in this proxy statement to the Board of Directors;

- FOR the approval of the amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws);

- FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm;

- FOR the advisory proposal on executive compensation;

- for future advisory votes on executive compensation to be held EVERY YEAR; and

- AGAINST each of the stockholder proposals.

What if I am a registered stockholder and do not specify how my shares are to be voted on my proxy card?

If you submit a proxy but do not indicate any voting instructions, your shares will be voted:

- FOR the election of each of the twelve nominees named in this proxy statement to the Board of Directors;

- FOR the approval of the amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws);

- FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm;

- FOR the advisory proposal on executive compensation;

- for future advisory votes on executive compensation to be held EVERY YEAR; and

- AGAINST each of the stockholder proposals.

Will any other business be conducted at the meeting?

We know of no other business to be conducted at the meeting. FedEx's Bylaws require stockholders to give advance notice of any proposal intended to be presented at the meeting. The deadline for this notice has passed and we did not receive any notice that met the requirements of our Bylaws. If any other matter

properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to elect each director nominee?

A director nominee will be elected to the Board of Directors if the number of votes cast "for" such nominee's election exceeds the number of votes cast "against" such nominee's election. See "Corporate Governance Matters — Majority-Voting Standard for Director Elections" below.

What happens if a director nominee does not receive the required majority vote?

A nominee who is not already serving as a director and who fails to receive the required majority vote will not be elected and thus will not serve on the Board of Directors.

Each current director who is standing for reelection at the annual meeting has tendered an irrevocable resignation from the Board of Directors that will take effect if the nominee does not receive the required majority vote and the Board accepts the resignation. If the Board accepts the resignation, the nominee will no longer serve on the Board of Directors, and if the Board rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation or removal. See "Corporate Governance Matters — Majority-Voting Standard for Director Elections" below.

What happens if a director nominee is unable to stand for election?

If a director nominee named in this proxy statement is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

How many votes are required to approve the amendment to FedEx's Certificate of Incorporation?

The approval of the amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws) requires the affirmative vote of at least a majority of the shares of FedEx common stock outstanding on the record date.

How many votes are required to ratify the appointment of FedEx's independent registered public accounting firm?

The ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

How many votes are required to approve the advisory vote on executive compensation?

Approval of the advisory proposal on executive compensation requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

As an advisory vote, this proposal is not binding on FedEx, the Board of Directors or the Compensation Committee. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

What vote is needed to approve the frequency of future advisory votes on executive compensation?

Stockholders may vote to have the advisory vote on executive compensation held every year, every two years or every three years, or you may abstain from voting. The option of one year, two years or three years that receives the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote will be the frequency for the advisory vote on executive compensation selected by our stockholders. In the absence of a majority of votes cast in support of any one frequency, the option of one year, two years or three years that receives the greatest number of votes will be considered the frequency selected by our stockholders.

As an advisory vote, the vote on this proposal is non-binding, and the final decision with respect to the frequency of future advisory votes on executive compensation remains with the Board of Directors. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will take into account the outcome of this vote in considering the frequency of future advisory votes on executive compensation.

How many votes are required to approve each of the stockholder proposals?

If the stockholder proposal is properly presented at the meeting, approval of the proposal requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote. Approval of the stockholder proposal would merely serve as a recommendation to the Board to take the necessary steps to implement such proposal.

How will abstentions be treated?

Abstentions will have no effect on the election of directors (Proposal 1). For each of the other proposals, abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against the proposal.

How will broker non-votes be treated?

If your shares are held in street name, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your record holder by the deadline provided in the materials you receive from your record holder. If you hold your shares in street name and you do not instruct your record holder as to how to vote your shares, your record holder may only vote your shares in its discretion on the adoption of the amendment to FedEx's Certificate of Incorporation (Proposal 2) and the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Your shares will be treated as broker non-votes on all the other proposals, including the election of directors (Proposal 1).

Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote. Thus, absent voting instructions from you, the record holder of your shares may not vote your shares on the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 4), the advisory vote on the frequency of future advisory votes on executive compensation (Proposal 5) or the adoption of the three stockholder proposals (Proposals 6 through 8). A broker non-vote with respect to these proposals will not affect their outcome.

Will the meeting be Webcast?

Yes, you are invited to visit the events section of the Investor Relations page of our Web site (*http://ir.fedex.com/events.cfm*) at 10:00 a.m. Central time on September 26, 2011, to access the live Webcast of the meeting. An archived copy of the Webcast will be available on our Web site for at least one year. The information on FedEx's Web site, however, is not incorporated by reference in, and does not form part of, this proxy statement.

STOCK OWNERSHIP

Directors and Executive Officers

The following table sets forth the amount of FedEx's common stock beneficially owned by each director or nominee, each named executive officer included in the Summary Compensation Table, and all directors, nominees and executive officers as a group, as of August 1, 2011. Unless otherwise indicated, beneficial ownership is direct and the person shown has sole voting and investment power.

Name of Beneficial Owner	Common Stock Beneficially Owned		
	Number of Shares	Number of Option Shares[1]	Percent of Class[2]
Frederick W. Smith	19,714,015[3]	1,912,862	6.78%
James L. Barksdale	46,800	42,640	*
John A. Edwardson	15,000	50,640	*
J.R. Hyde, III	132,000[4]	50,640	*
Shirley Ann Jackson	7,000	29,640	*
Steven R. Loranger	7,800[5]	24,240	*
Gary W. Loveman	16,854	13,400	*
R. Brad Martin	40,000[6]	—	*
Joshua Cooper Ramo	—	—	*
Susan C. Schwab	2,774	15,440	*
Joshua I. Smith	7,435	35,640	*
David P. Steiner	—	11,040	*
Paul S. Walsh	8,500	50,640	*
David J. Bronczek	76,567[7]	289,126	*
Robert B. Carter	49,771[8]	209,941	*
T. Michael Glenn	212,060[9]	270,125	*
Alan B. Graf, Jr.	231,823[10]	281,375	*
All directors, nominees and executive officers as a group (20 persons)	20,727,786[11]	3,586,653	7.58%

*   Less than 1% of FedEx's outstanding common stock.

(1)   Reflects the number of shares that can be acquired at August 1, 2011, or within 60 days thereafter through the exercise of stock options. These shares are excluded from the column headed "Number of Shares," but included in the ownership percentages reported in the column headed "Percent of Class."

(2)   Based on 317,203,577 shares outstanding on August 1, 2011.

(3)   Includes 15,449,100 shares owned by Mr. Smith (4,950,000 of such shares have been pledged as security by Mr. Smith), 4,141,280 shares owned by Frederick Smith Enterprise Company, Inc. ("Enterprise"), a family holding company (399,000 of such shares have been pledged as security by Enterprise), 736 shares owned by Mr. Smith's spouse and 120,579 shares held in trust for the benefit of Mr. Smith's child. Regions Morgan Keegan Trust, FSB, Memphis, Tennessee, as trustee of a trust of which Mr. Smith is the lifetime beneficiary, holds 55% of Enterprise's outstanding stock and Mr. Smith owns 45% directly. Includes 2,320 shares held in FedEx's retirement savings plan. Mr. Smith's business address is 942 South Shady Grove Road, Memphis, Tennessee 38120.

(4)   Includes 100,000 shares pledged as security by Mr. Hyde.

(5)   Owned by a family trust.

(6)   Includes 3,750 shares owned by R. Brad Martin Family Foundation.

(7)   Includes 674 shares held in FedEx's retirement savings plan.

(8)   Includes 2,390 shares owned by Mr. Carter's spouse.

(9)   Includes 88,750 shares owned by Glenn Family Partners, L.P. Mr. Glenn disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 554 shares held in FedEx's retirement savings plan.

(10) Includes 7,400 shares owned by a family trust and 433 shares held in FedEx's retirement savings plan.

(11) Includes an aggregate 4,408 shares held in FedEx's retirement savings plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and certain officers of FedEx and persons who own more than ten percent of FedEx's common stock to file with the Securities and Exchange Commission initial reports of beneficial ownership (Form 3) and reports of subsequent changes in their beneficial ownership (Form 4 or Form 5) of FedEx's common stock. Such directors, officers and greater-than-ten-percent stockholders are required to furnish FedEx with copies of the Section 16(a) reports they file. The Securities and Exchange Commission has established specific due dates for these reports, and FedEx is required to disclose in this proxy statement any late filings or failures to file.

Based solely upon a review of the copies of the Section 16(a) reports (and any amendments thereto) furnished to FedEx and written representations from FedEx's directors and reporting officers that no additional reports were required, FedEx believes that its directors and reporting officers complied with all these filing requirements for the fiscal year ended May 31, 2011.

Significant Stockholders

The following table lists certain persons known by FedEx to own beneficially more than five percent of FedEx's outstanding shares of common stock as of March 31, 2011.

	Amount and Nature of Beneficial Ownership	Percent of Class
Dodge & Cox	19,465,071[1]	6.17%
555 California Street, 40th Floor		
San Francisco, California 94104		
PRIMECAP Management Company	20,939,824[2]	6.63%
225 South Lake Avenue, Suite 400		
Pasadena, California 91101		

(1)   Dodge & Cox, a registered investment advisor, had sole voting power over 18,481,061 shares and sole investment power over all 19,465,071 shares.

(2)   PRIMECAP Management Company, a registered investment advisor, had sole voting power over 4,224,580 shares and sole investment power over all 20,939,824 shares.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Documents

In furtherance of its longstanding goals of providing effective governance of FedEx's business and affairs for the long-term benefit of stockholders and promoting a culture and reputation of the highest ethics, integrity and reliability, the Board of Directors has adopted Corporate Governance Guidelines, charters for each of its Board committees and a Code of Business Conduct and Ethics for directors, officers and employees of FedEx. Each of these documents is available in the corporate governance section of the Investor Relations page of our Web site at *http://ir.fedex.com/governance.cfm*.

Board Leadership Structure

The leadership structure of our Board of Directors includes (i) a combined Chairman of the Board and Chief Executive Officer, (ii) independent, active and effective directors of equal importance and rights, who all have the same opportunities and responsibilities in providing vigorous oversight of the effectiveness of management policies, and (iii) a presiding director. The Board believes that FedEx has been and continues to be well served by having the company's founder, Frederick W. Smith, serve as both Chairman of the Board and Chief Executive Officer. The current Board leadership model, when combined with the composition of the Board, the strong leadership of our independent directors and Board committees and the highly effective corporate governance structures and processes already in place, strikes an appropriate balance between consistent leadership and independent oversight of FedEx's business and affairs.

The Board believes that FedEx's Corporate Governance Guidelines help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Pursuant to our governance principles and established practices:

- *Executive Sessions.* Non-management Board members meet at regularly scheduled executive sessions without management present in conjunction with each in-person Board meeting. The Chairwoman of the Nominating & Governance Committee, who is designated as the Board's presiding director, conducts these meetings and may also be designated to preside at any Board or stockholder meeting.

- *Agenda Items/Information Requests.* Each Board member is encouraged to suggest the inclusion of items on the agenda for Board meetings, raise subjects that are not on the agenda for that meeting or request information that has not otherwise been provided to the Board. Our practice is to honor each such request.

- *Interaction With Management.* Consistent with our philosophy of empowering each member of our Board of Directors, our presiding director does not act as a buffer between our Board members and management. Rather, each Board member has complete and open access to any member of management and to the chairman of each Board committee for the purpose of discussing any matter related to the work of such committee.

- *Interaction With Shareholders.* If any of our major shareholders asks to speak with any Board member on a matter related to FedEx, we will ask that director to make himself or herself available and will facilitate such interaction.

- *Special Board Meetings.* Special meetings of the Board can be called by the Chairman of the Board or at the request of two or more directors.

- *Retention of Independent Advisors.* The Board and each Board committee have the authority to retain independent legal, financial and other advisors as they deem appropriate.

- *Annual Review.* Our directors evaluate the Board's processes on an annual basis to ensure, among other things, that its leadership structure remains effective, that Board and Committee meetings are conducted in a manner that promotes candid and constructive dialog and that sufficient time has been allocated for such meetings.

Board Risk Oversight

The Board of Directors' role in risk oversight at FedEx is consistent with the company's leadership structure, with management having day-to-day responsibility for assessing and managing the company's risk exposure and the Board and its committees providing oversight in connection with those efforts, with particular focus on ensuring that FedEx's risk management practices are adequate and regularly reviewing the most significant risks facing the company. The Board performs its risk oversight role by using several different levels of review. Each Board meeting begins with a strategic overview by the Chairman of the Board, President and Chief Executive Officer that describes the most significant issues, including risks, affecting the company, and also includes business updates from each reporting segment CEO. In addition, at least annually, the Board reviews in detail the business and operations of each of the company's reporting segments, including the primary risks associated with that segment.

The Board reviews the risks associated with the company's financial forecasts and annual business plan. These risks are identified and managed in connection with the company's robust enterprise risk management ("ERM") process. Our ERM process provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting and management of key risks. The ERM process is embedded in our strategic financial planning process, which ensures explicit consideration of risks that affect the underlying assumptions of the strategic plans and provides a platform to facilitate integration of risk information in business decision-making.

The Board has delegated to each of its committees responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. For example:

- The Audit Committee reviews and discusses with management the company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

- The Compensation Committee reviews and discusses with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create or decrease risks for the company.

- The Information Technology Oversight Committee reviews and discusses with management the quality and effectiveness of the company's information technology systems and processes, including the extent to which those systems and processes create or decrease information security and other risks for the company.

- The Nominating & Governance Committee reviews and discusses with management the implementation and effectiveness of the company's compliance and ethics programs, including the Code of Business Conduct and Ethics.

In addition, the Audit Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process. The ERM process culminates in an annual presentation to the Audit Committee on the key enterprise risks facing FedEx.

Executive Management Succession Planning

The Board of Directors has in place an effective planning process to select successors to the Chairman of the Board, President and Chief Executive Officer and other members of executive management. The Nominating & Governance Committee, in consultation with the Chairman of the Board, President and Chief Executive Officer, annually reports to the Board on executive management succession planning. The entire Board works with the Nominating & Governance Committee and the Chairman of the Board, President and Chief Executive Officer to evaluate potential successors to the CEO and other members of executive management. Through this process, the Board receives information that includes qualitative evaluations of potential successors to the CEO and other executives. The Chairman of the Board, President and Chief Executive Officer periodically provides to the Board his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. Additionally, the Board periodically reviews and revises as necessary the

company's emergency management succession plan, which details the actions to be taken by specific individuals in the event a member of executive management suddenly dies or becomes incapacitated.

Director Independence

The Board of Directors has determined that each member of the Audit, Compensation and Nominating & Governance Committees and, with the exception of Frederick W. Smith and J.R. Hyde, III, each of the Board's current members (James L. Barksdale, John A. Edwardson, Shirley Ann Jackson, Steven R. Loranger, Gary W. Loveman, Susan C. Schwab, Joshua I. Smith, David P. Steiner and Paul S. Walsh), as well as the new director nominees, R. Brad Martin and Joshua Cooper Ramo, are independent and meet the applicable independence requirements of the New York Stock Exchange (including the additional requirements for Audit Committee members) and the Board's more stringent standards for determining director independence. Mr. Smith is FedEx's Chairman of the Board, President and Chief Executive Officer. When considering the totality of the multiple relationships between FedEx and entities affiliated with Mr. Hyde, the Board concluded that Mr. Hyde is no longer independent. Judith L. Estrin retired as a director immediately before the 2010 annual meeting, and the Board of Directors had previously determined that she was independent.

Under the Board's standards of director independence, which are included in FedEx's Corporate Governance Guidelines, a director will be considered independent only if the Board affirmatively determines that the director has no direct or indirect material relationship with FedEx, other than as a director. The standards set forth certain categories or types of transactions, relationships or arrangements with FedEx, as follows, each of which (i) is deemed not to be a material relationship with FedEx, and thus (ii) will not, by itself, prevent a director from being considered independent:

- *Prior Employment of Director.* The director was employed by FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.

- *Prior Employment of Immediate Family Member.* An immediate family member was an officer of FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.

- *Current Employment of Immediate Family Member.* An immediate family member is employed by FedEx in a non-officer position, or by FedEx's independent auditor not as a partner and not personally working on FedEx's audit.

- *Interlocking Directorships.* An executive officer of FedEx served on the board of directors of a company that employed the director or employed an immediate family member as an executive officer, and over five years have passed since either such relationship ended.

- *Business Relationships.* The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that makes or has made payments to, or receives or has received payments (other than contributions, if the company is a tax-exempt organization) from, FedEx for property or services, and the amount of such payments has not within any of such other company's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of such other company's consolidated gross revenues for such year.

- *Indebtedness.* The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that is indebted to FedEx or to which FedEx is indebted, and the aggregate amount of such debt is less than one percent (or $1 million, whichever is greater) of the total consolidated assets of the indebted company.

- *Charitable Contributions.* The director is a trustee, fiduciary, director or officer of a tax-exempt organization to which FedEx contributes, and the contributions to such organization by FedEx have not within any of such organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of such organization's consolidated gross revenues for such year.

The Board broadly considered all relevant facts and circumstances, including the following immaterial transactions, relationships and arrangements:

- Mr. Barksdale served as an officer of FedEx, but he left the company well over five years ago (his employment at FedEx ended in 1992).

- FedEx has made charitable contributions to tax-exempt organizations for which each of the following directors or their spouses serve as a trustee or director: Messrs. Barksdale, Hyde and Loranger. With the exception of the commitments or contributions to Memphis Tomorrow, the National Civil Rights Museum and the Shelby Farms Park Conservancy discussed below (see "— Related Person Transactions"), the contributions by FedEx to each such organization have not within any of the other organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of the other organization's consolidated gross revenues for such year. In addition, Mr. Hyde (or his wife) and Mr. Martin and certain FedEx executive officers are affiliated with several of the same Memphis-based non-profit organizations.

- In the ordinary course of business, FedEx makes purchases from entities for which each of the following directors serves as an officer: Messrs. Edwardson, Loranger and Steiner. The amount of the payments made by FedEx to each such entity has not within any of the other entity's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of the other entity's consolidated gross revenues for such year.

- Frederick W. Smith has made passive investments (holding less-than-5% equity interests) in privately held entities with which each of the following directors is affiliated: Mr. Barksdale and Mr. Hyde.

- Mr. Hyde and his wife together own a minority interest in the NBA Memphis Grizzlies professional basketball team, with which FedEx has a business relationship. The Hydes' ownership interest in the team has declined significantly over the past few years — from approximately 13% to less than 1% now.

- Mr. Martin serves as a director of First Horizon National Corporation with Robert B. Carter, FedEx's Executive Vice President, FedEx Information Services and Chief Information Officer.

- Mr. Martin is a member of the board of directors of Pilot Travel Centers LLC. Frederick W. Smith serves as an advisory director of that company.

- In the ordinary course of business, FedEx makes purchases of aircraft and related services and equipment from The Boeing Company, for which Ambassador Schwab serves as a director. The payments made by FedEx to Boeing in its most recently completed fiscal year represented less than two percent of Boeing's consolidated gross revenues for such year. The Board determined that Ambassador Schwab is still an independent director under the Board's independence standards as she does not have a direct or indirect material relationship with either FedEx or Boeing, other than as a director, and does not derive any financial benefit from these ordinary course transactions.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, John A. Edwardson, is an audit committee financial expert as such term is defined in Item 407(d)(5) of Regulation S-K, promulgated by the Securities and Exchange Commission.

Director Mandatory Retirement

A director must retire immediately before the annual meeting of FedEx's stockholders during the calendar year in which he or she attains age 72.

Stock Ownership Goal for Directors and Senior Officers

In order to encourage significant stock ownership by our directors and senior officers, and to further align their interests with the interests of FedEx's stockholders, the Board of Directors has established a goal that (i) within three years after joining the Board, each non-management director own FedEx shares valued at three times his or her annual retainer fee, and (ii) within four years after being appointed to his or her position, each member of senior management own FedEx shares valued at the following multiple of his or her annual base salary:

- 5x for the Chairman of the Board, President and Chief Executive Officer;

- 3x for the other FedEx executive officers;

- 2x for executive vice presidents of FedEx's core operating companies; and

- 1x for certain other senior officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. The Board also recommends that each director and senior officer retain shares acquired upon stock option exercises until his or her goal is met. The stock ownership goal is included in FedEx's Corporate Governance Guidelines. As of August 1, 2011, each director (other than Mr. Steiner, who joined the Board in 2009) and executive officer owned sufficient shares to comply with this goal.

Policy on Poison Pills

The Board of Directors has adopted a policy requiring stockholder approval for any future "poison pill" prior to or within twelve months after adoption of the poison pill. (A poison pill is a device used to deter a hostile takeover. Note that FedEx does not currently have, nor have we ever had, a poison pill.) The policy on poison pills is included in FedEx's Bylaws and Corporate Governance Guidelines.

Executive Sessions of Non-Management Directors

Non-management Board members meet without management present at regularly scheduled executive sessions in conjunction with each in-person meeting of the Board of Directors. At least once a year, such meetings include only the independent members of the Board. The Chairwoman of the Nominating & Governance Committee presides over meetings of the non-employee and independent directors.

Communications with Directors

Stockholders and other interested parties may communicate directly with any member or committee of the Board of Directors by writing to: FedEx Corporation Board of Directors, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. Please specify to whom your letter should be directed. The Corporate Secretary of FedEx will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in her opinion, deals with the functions of the Board or its committees or that she otherwise determines requires the attention of any member, group or committee of the Board of Directors. Board members may at any time review a log of all correspondence received by FedEx that is addressed to Board members and request copies of any such correspondence.

Nomination of Director Candidates

The Nominating & Governance Committee will consider director nominees proposed by stockholders. To recommend a prospective director candidate for the Nominating & Governance Committee's consideration, stockholders may submit the candidate's name, qualifications, including whether the candidate satisfies the requirements set forth in "Proposal 1 — Election of Directors — Experience, Qualifications, Attributes and Skills," and other relevant biographical information in writing to: FedEx Corporation Nominating & Governance

Committee, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. FedEx's Bylaws require stockholders to give advance notice of stockholder proposals, including nominations of director candidates. For more information, please see "Additional Information — Stockholder Proposals for 2012 Annual Meeting."

The Board is responsible for recommending director candidates for election by the stockholders and for electing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the Nominating & Governance Committee, which identifies, evaluates and recruits highly qualified director candidates and recommends them to the Board. The Nominating & Governance Committee considers potential candidates for director, who may come to the attention of the Nominating & Governance Committee through current directors, management, professional search firms, stockholders or other persons. The Nominating & Governance Committee has engaged a third-party executive search firm to assist in identifying potential board candidates. The Nominating & Governance Committee considers and evaluates a director candidate recommended by a stockholder in the same manner as a nominee recommended by a Board member, management, search firm or other sources.

If the Nominating & Governance Committee determines that an additional or replacement director is necessary or advisable, the Nominating & Governance Committee may take such measures that it considers appropriate in connection with its evaluation of a potential director candidate, including interviewing the candidate, engaging an outside firm to gather additional information and making inquiries of persons with knowledge of the candidate's qualifications and character. In its evaluation of potential director candidates, including the members of the Board of Directors eligible for reelection, the Nominating & Governance Committee considers the current size, composition and needs of the Board of Directors and each of its committees.

Majority-Voting Standard for Director Elections

FedEx's Bylaws require that we use a majority-voting standard in uncontested director elections and contain a resignation requirement for directors who fail to receive the required majority vote. The Bylaws also prohibit the Board from changing back to a plurality-voting standard without the approval of our stockholders. Under the majority-voting standard, a director nominee must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. In accordance with the majority-voting standard and resignation requirement, each director who is standing for reelection at the annual meeting has tendered an irrevocable resignation from the Board of Directors that will take effect if (i) the director does not receive more votes cast "for" than "against" his or her election at the annual meeting, and (ii) the Board accepts the resignation. FedEx's Bylaws require the Board of Directors, within 90 days after certification of the election results, to accept the director's resignation unless there is a compelling reason not to do so and to promptly disclose its decision (including, if applicable, the reasons for rejecting the resignation) in a filing with the Securities and Exchange Commission.

Policy on Review and Preapproval of Related Person Transactions

The Board of Directors has adopted a Policy on Review and Preapproval of Related Person Transactions, which is included in FedEx's Corporate Governance Guidelines. The policy requires that all proposed related person transactions (as defined in the policy) and all proposed material changes to existing related person transactions be reviewed and preapproved by the Nominating & Governance Committee. To the extent the related person (as defined in the policy) is a director or immediate family member of a director, the transaction or change must also be reviewed and preapproved by the full Board. The policy provides that a related person transaction or a material change to an existing related person transaction may not be preapproved if it would:

- interfere with the objectivity and independence of any related person's judgment or conduct in carrying out his or her duties and responsibilities to FedEx;

- not be fair as to FedEx; or

- otherwise be opposed to the best interests of FedEx and its stockholders.

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The policy requires the Nominating & Governance Committee to annually (i) review each existing related person transaction that has a remaining term of at least one year or remaining payments of at least $120,000, and (ii) determine, based upon all material facts and circumstances and taking into consideration our contractual obligations, whether it is in the best interests of FedEx and our stockholders to continue, modify or terminate the transaction or relationship.

Related Person Transactions

In accordance with the policy described above, the Nominating & Governance Committee has reviewed the following related person transactions and determined that they remain in the best interests of FedEx and our stockholders:

- In November 1999, FedEx entered into a multi-year, $205 million naming rights agreement with the NFL Washington Redskins professional football team. Under this agreement, FedEx has certain marketing rights, including the right to name the Redskins' stadium "FedExField." In August 2003, Frederick W. Smith acquired an approximate 10% ownership interest in the Washington Redskins and joined its Leadership Council, or board of directors.

- FedEx's policy on personal use of corporate aircraft requires officers to pay FedEx two times the cost of fuel, plus applicable passenger ticket taxes and fees, for personal trips. Pursuant to this requirement, Mr. F.W. Smith paid FedEx approximately $246,000 during fiscal 2011 in connection with certain personal use of corporate aircraft.

- Mr. Hyde and David J. Bronczek, President and Chief Executive Officer of FedEx Express, serve together on the board of Memphis Tomorrow, a non-profit organization. In fiscal 2011, FedEx contributed $1 million (the fourth installment of a five-year commitment for $5 million) to Memphis Tomorrow, which represents approximately 25% of the organization's annual revenues. The mission of Memphis Tomorrow is to bring top business leaders together with Memphis government and civic leaders to foster economic prosperity for the local community.

- Mr. Hyde also serves on the board of the National Civil Rights Museum, a non-profit organization. In fiscal 2011, FedEx contributed $530,000 to the National Civil Rights Museum, which represents approximately 8% of the organization's annual revenues. The mission of the National Civil Rights Museum is to chronicle key episodes of the American civil rights movement to inspire participation in civil and human rights efforts globally, through its collections, exhibitions and educational programs.

- Mr. Hyde's wife serves as the chairman of the board of the Shelby Farms Park Conservancy, a non-profit organization. In fiscal 2011, FedEx made a challenge commitment to donate $5 million to this organization (in annual installments of $500,000) once the organization meets certain fundraising goals. FedEx's $500,000 per year contribution is expected to exceed 1% of the organization's annual revenues. The mission of the Shelby Farms Park Conservancy is to oversee the management, operation and promotion of Shelby Farms Park in Memphis, Tennessee.

- Mr. F.W. Smith's son is employed by FedEx Express as a managing director of life sciences and specialty services; David F. Rebholz is the President and Chief Executive Officer of FedEx Ground — his brother is employed by FedEx Services as a sales account executive in Missouri; and William J. Logue is the President and Chief Executive Officer of FedEx Freight — his brother is employed by FedEx Services as a sales manager in Massachusetts. The total annual compensation of each of Mr. Smith's son, Mr. Rebholz's brother and Mr. Logue's brother for fiscal 2011 (including any annual incentive compensation, all sales commissions and the Black-Scholes value of any stock option award) did not exceed $160,000.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Meetings

During fiscal 2011, the Board of Directors held six regular meetings and two special meetings. Each director attended at least 75% of the meetings of the Board and any committees on which he or she served.

Committees

The Board of Directors has a standing Audit Committee, Compensation Committee, Information Technology Oversight Committee and Nominating & Governance Committee. Each committee's written charter, as adopted by the Board of Directors, is available on the FedEx Web site at *http://ir.fedex.com/com_charters.cfm*. Committee memberships are as follows:

Audit Committee	**Information Technology Oversight Committee**
John A. Edwardson (Chairman)	James L. Barksdale (Chairman)
Gary W. Loveman	J.R. Hyde, III
Joshua I. Smith	Gary W. Loveman
David P. Steiner	

Compensation Committee	**Nominating & Governance Committee**
Steven R. Loranger (Chairman)	Shirley Ann Jackson (Chairwoman)
Shirley Ann Jackson	James L. Barksdale
Susan C. Schwab	Steven R. Loranger
Paul S. Walsh	

The Board of Directors has approved reconstituting the committees so that, immediately following the annual meeting, if all of the director nominees are elected, committee memberships will be as follows:

Audit Committee	**Information Technology Oversight Committee**
John A. Edwardson (Chairman)	James L. Barksdale (Chairman)
Gary W. Loveman	Gary W. Loveman
Joshua I. Smith	Joshua Cooper Ramo
David P. Steiner	

Compensation Committee	**Nominating & Governance Committee**
Steven R. Loranger (Chairman)	Shirley Ann Jackson (Chairwoman)
Shirley Ann Jackson	James L. Barksdale
Susan C. Schwab	Steven R. Loranger
Paul S. Walsh	R. Brad Martin

The Audit Committee, which held ten meetings during fiscal 2011, performs the following functions:

- oversees the independent registered public accounting firm's qualifications, independence and performance;

- assists the Board of Directors in its oversight of (i) the integrity of FedEx's financial statements; (ii) the effectiveness of FedEx's disclosure controls and procedures and internal control over financial reporting; (iii) the performance of the internal auditors; and (iv) FedEx's compliance with legal and regulatory requirements; and

- preapproves all audit and allowable non-audit services to be provided by FedEx's independent registered public accounting firm.

The Compensation Committee, which held six meetings during fiscal 2011, performs the following functions:

- evaluates, together with the independent members of the Board, the performance of FedEx's Chairman of the Board, President and Chief Executive Officer and recommends his compensation for approval by the independent directors;

- discharges the Board's responsibilities relating to the compensation of executive management;

- reviews and discusses with management the Compensation Discussion and Analysis and produces a report recommending whether the Compensation Discussion and Analysis should be included in the proxy statement; and

- oversees the administration of FedEx's equity compensation plans and reviews the costs and structure of key employee benefit and fringe-benefit plans and programs.

The Information Technology Oversight Committee, which held six meetings during fiscal 2011, performs the following functions:

- appraises major information technology ("IT") related projects and technology architecture decisions;

- ensures that FedEx's IT programs effectively support FedEx's business objectives and strategies;

- monitors and assesses FedEx's management of IT-related compliance risks, including IT-related internal audits; and

- advises FedEx's senior IT management team and the Board of Directors on IT-related matters.

The Nominating & Governance Committee, which held six meetings during fiscal 2011, performs the following functions:

- identifies individuals qualified to become Board members;

- recommends to the Board director nominees to be proposed for election at the annual meeting of stockholders;

- recommends to the Board directors for appointment to Board committees; and

- assists the Board in developing and implementing effective corporate governance, compliance and ethics programs.

In addition, as discussed previously, each Board committee has responsibility for the oversight of specific risks that fall within the committee's areas of responsibility, and the Audit Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process.

Attendance at Annual Meeting of Stockholders

FedEx expects all Board members to attend annual meetings of stockholders. Each member of the Board of Directors attended the 2010 annual meeting of stockholders.

PROPOSAL 1 — ELECTION OF DIRECTORS

All of FedEx's directors are elected at each annual meeting of stockholders and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. The Board of Directors currently consists of eleven members. J.R. Hyde, III is retiring as a director immediately before this annual meeting and is not standing for reelection. The Board proposes that each of the other current directors be reelected to the Board. In addition, the Board of Directors has nominated R. Brad Martin and Joshua Cooper Ramo for election as directors. The third-party executive search firm engaged by the Nominating & Governance Committee provided assistance in identifying Messrs. Martin and Ramo as potential Board candidates. Frederick W. Smith, FedEx's Chairman of the Board, President and Chief Executive Officer, and the members of the Nominating & Governance Committee recommended Messrs. Martin and Ramo as nominees for election at the annual meeting.

Effective upon the retirement of Mr. Hyde and the election of Messrs. Martin and Ramo, the size of the Board will be increased to twelve members. Each of the nominees elected at this annual meeting will hold office until the annual meeting of stockholders to be held in 2012 and until his or her successor is duly elected and qualified.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

Under FedEx's majority-voting standard, each of the twelve director nominees must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. For more information, please see "Corporate Governance Matters — Majority-Voting Standard for Director Elections."

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE TWELVE NOMINEES.

Set forth below, with respect to each nominee, is the following information:

- His or her name;

- His or her age;

- The year in which he or she first became a director of FedEx (or its predecessor, FedEx Express), if applicable;

- His or her principal occupation and employment — both currently and during at least the past five years;

- Directorships held in other public companies — both currently and during at least the past five years; and

- A brief discussion of the specific experience, qualifications, attributes and skills that the Board of Directors considered in nominating him or her for reelection.

Nominees for Election to the Board

Frederick W. Smith, 67, was first elected as a director in 1971. He is the company's founder and has been Chairman, President and Chief Executive Officer of FedEx since January 1998 and Chairman of FedEx Express since 1975. He was Chairman, President and Chief Executive Officer of FedEx Express from 1983 to January 1998, Chief Executive Officer of FedEx Express from 1977 to January 1998, and President of FedEx Express from 1971 to 1975.

James L. Barksdale, 68, was first elected as a director in 1999. He is Chairman and President of Barksdale Management Corporation, an investment management company, and Managing Partner of The Barksdale Group, a venture capital firm, positions he has held since April 1999. He was President and Chief Executive Officer of Netscape Communications Corporation, a provider of software, services and Web site resources to Internet users, from January 1995 to March 1999. He held various senior management positions at FedEx Express from 1979 to 1992, including Executive Vice President and Chief Operating Officer, and was a director of FedEx Express from 1983 to 1991. He is a director of Time Warner Inc. He was previously a director of Sun Microsystems, Inc.

John A. Edwardson, 62, was first elected as a director in 2003. He is Chairman and Chief Executive Officer of CDW LLC, a provider of technology products and services, a position he has held since January 2001. He was Chairman and Chief Executive Officer of Burns International Services Corporation, a provider of security services, from 1999 to 2000. He was President and Chief Operating Officer of UAL Corporation (the parent company of United Air Lines, Inc.), an airline, from 1995 to 1998. He is a director of CDW LLC, which was a public company until October 2007.

Shirley Ann Jackson, 65, was first elected as a director in 1999. She is President of Rensselaer Polytechnic Institute (RPI), a technological research university, a position she has held since July 1999. She was Chairman of the United States Nuclear Regulatory Commission (NRC) from July 1995 through June 1999 and served as a Commissioner of the NRC from May 1995 through June 1999. She has been a member of the President's Council of Advisors on Science & Technology (PCAST) since 2009 and is a trustee of M.I.T. (member of the M.I.T. Corporation). She is a member of the International Security Advisory Board to the United States Secretary of State (since July 2011). She is a director of International Business Machines Corporation, Marathon Oil Corporation, Medtronic, Inc. and Public Service Enterprise Group Incorporated. She was previously a director of NYSE Euronext and United States Steel Corporation.

Steven R. Loranger, 59, was first elected as a director in 2006. He is Chairman, President and Chief Executive Officer of ITT Corporation, a diversified high-technology engineering and manufacturing company; he has held the position of President and Chief Executive Officer since June 2004 and Chairman since December 2004. He was Executive Vice President and Chief Operating Officer of Textron, Inc., a global aircraft, industrial and finance company, from 2002 to 2004. He held various executive positions at Honeywell International Inc. and its predecessor, AlliedSignal, Inc., a technology and manufacturing company, from 1981 to 2002, including President and Chief Executive Officer of its Engines, Systems and Services businesses. He is a director of ITT Corporation.

Gary W. Loveman, 51, was first elected as a director in 2007. He is Chairman of the Board, Chief Executive Officer and President of Caesars Entertainment Corporation (formerly Harrah's Entertainment, Inc.), a provider of branded gaming entertainment; he has held the position of President since April 2001, Chief Executive Officer since January 2003, and Chairman of the Board since January 2005. He held various other executive positions at Caesars Entertainment Corporation from May 1998 to April 2001. He was Associate Professor of Business Administration at the Harvard University Graduate School of Business Administration from 1994 to 1998. He is a director of Caesars Entertainment Corporation and Coach, Inc.

R. Brad Martin, 59, is a director nominee for the first time this year. He is the Chairman of RBM Venture Company, a family investment company, a position he has held since 2007. He was the Chairman and Chief Executive Officer of Saks Incorporated from 1989 to January 2006 and remained Chairman until May 2007, when he retired. He is a director of First Horizon National Corporation, lululemon athletica inc. and Dillard's, Inc. He was previously a director of Caesars Entertainment Corporation (formerly Harrah's Entertainment, Inc.), Gaylord Entertainment Company and Ruby Tuesday, Inc.

Joshua Cooper Ramo, 42, is a director nominee for the first time this year. He has served as Managing Director of Kissinger Associates, Inc., a strategic advisory firm, since 2006. Prior to joining Kissinger Associates, he was Managing Partner of JL Thornton & Co., LLC, a consulting firm. Before that he worked as a journalist, and served as Senior Editor, Foreign Editor and then Assistant Managing Editor of TIME Magazine from 1995 to 2003. He is a director of Starbucks Corporation.

Susan C. Schwab, 56, was first elected as a director in 2009. She is a Professor at the University of Maryland School of Public Policy, a position she has held since January 2009. She has also served as a strategic advisor to Mayer Brown LLP, a law firm, since March 2010. She served as United States Trade Representative from June 2006 to January 2009 and as Deputy United States Trade Representative from October 2005 to June 2006. She was Vice Chancellor of the University System of Maryland and President and Chief Executive Officer of the University System of Maryland Foundation from January 2004 to October 2005. She was Dean of the University of Maryland School of Public Policy from August 1995 to August 2003. She was Director of Corporate Business Development of Motorola, Inc., an electronics manufacturer, from July 1993 to August 1995. She was Assistant Secretary of Commerce for the United States and Foreign Commercial Service from March 1989 to May 1993. She is a director of Caterpillar Inc. and The Boeing Company. She was previously a director of The Adams Express Company, Calpine Corporation and Petroleum & Resources Corporation (prior to her service as Deputy United States Trade Representative).

Joshua I. Smith, 70, was first elected as a director in 1989. He is Chairman and Managing Partner of Coaching Group, LLC, a management consulting firm, a position he has held since June 1998. He was Vice Chairman and President of iGate, Inc., a broadband networking company, from June 2000 to June 2001. He is a director of The Allstate Corporation, Caterpillar Inc. and Comprehensive Care Corporation. He was previously a director of CardioComm Solutions, Inc.

David P. Steiner, 51, was first elected as a director in 2009. He is Chief Executive Officer of Waste Management, Inc., a provider of integrated waste management services, a position he has held since March 2004. He was Executive Vice President and Chief Financial Officer of Waste Management, Inc. from April 2003 to March 2004, Senior Vice President, General Counsel and Corporate Secretary of Waste Management, Inc. from July 2001 to April 2003, and Vice President and Deputy General Counsel of Waste Management, Inc. from November 2000 to July 2001. He was a partner at Phelps Dunbar L.L.P., a law firm, from 1990 to November 2000. He is a director of TE Connectivity Ltd. (formerly Tyco Electronics Ltd.) and Waste Management, Inc.

Paul S. Walsh, 56, was first elected as a director in 1996. He is Chief Executive Officer of Diageo plc, a beverage company, a position he has held since September 2000. He was Group Chief Operating Officer of Diageo plc from January 2000 to September 2000. He was Chairman, President and Chief Executive Officer of The Pillsbury Company, a wholly owned subsidiary of Diageo plc, from April 1996 to January 2000, and Chief Executive Officer of The Pillsbury Company from January 1992 to April 1996. He is a director of Diageo plc and Unilever PLC. He was previously a director of Centrica plc.

Experience, Qualifications, Attributes and Skills

Each director nominee possesses the following experience, qualifications, attributes and skills, in addition to those reflected above, as these are required of all candidates nominated for election or reelection to the Board of Directors:

- The highest level of personal and professional ethics, integrity and values;

- An inquiring and independent mind;

- Practical wisdom and mature judgment;

- Broad training and experience at the policy-making level in business, finance and accounting, government, education or technology;

- Expertise that is useful to FedEx and complementary to the background and experience of other Board members, so that an optimal balance of Board members can be achieved and maintained;

- Willingness to devote the required time to carrying out the duties and responsibilities of Board membership;

- Commitment to serve on the Board for several years to develop knowledge about FedEx's business;

- Willingness to represent the best interests of all stockholders and objectively appraise management performance; and

- Involvement only in activities or interests that do not conflict with the director's responsibilities to FedEx and its stockholders.

In addition, the Board believes that it is desirable that the following experience, qualifications, attributes and skills be possessed by one or more of FedEx's Board members because of their particular relevance to the company's business and structure, and these were all considered by the Board in connection with this year's director nomination process:

Transportation Industry Experience: With the exception of the two new nominees, each nominee possesses transportation industry experience by virtue of his or her service on the FedEx Board of Directors. We regard this tenure as a positive attribute, as it greatly increases the director's understanding of the company's operations and its management. Each of the below nominees has extensive additional transportation industry experience and knowledge.

- Mr. F.W. Smith, as the founder of our company, is the pioneer of the express transportation industry, and his record of innovation, achievement and leadership speaks for itself. Under his leadership, FedEx has become one of the most trusted and respected brands in the world and has experienced strong long-term financial growth and stockholder return.

- Mr. Barksdale held various senior management positions, including Executive Vice President and Chief Operating Officer, at our company during its early years (from 1979 to 1992).

- Mr. Edwardson was President and COO of a major airline (United) during the late 1990s.

- Mr. Loranger is CEO of a leading provider of products and services to the defense and aerospace industries (ITT). He was EVP and COO of a global aircraft manufacturing company (Textron, which includes Bell Helicopter and Cessna Aircraft) during the early 2000s. Previously, he was president and CEO of a high-technology aerospace business (a division of AlliedSignal) and was president of a heavy trucking company (Bendix Truck Brake Systems Group) in the 1990s.

- Mr. Steiner is CEO of a company (Waste Management) that transports waste materials.

International Experience: We continue to position our company to facilitate and capitalize on increasing globalization and the resulting unprecedented expansion of customer access to goods, services and information. This highlights the importance of having directors, such as each of the below nominees, who have specific experience with international trade and international markets.

- Mr. F.W. Smith leads our company, which serves more than 220 countries and territories. He serves on the board of the Council on Foreign Relations, and he has served as chairman of the U.S. – China Business Council and is the current chairman of the French – American Business Council.

- Dr. Jackson is the former Chairman and Commissioner of the United States Nuclear Regulatory Commission, during which time she helped to form and was the chair of the International Nuclear Regulators Association. She is closely involved with the World Economic Forum and is a member of the Council on Foreign Relations. She is a member of the International Security Advisory Board to the United States Secretary of State.

- Mr. Loranger is the CEO of a large multinational corporation (ITT).

- Mr. Ramo has been a member of the Council on Foreign Relations, Asia 21 Leaders Program, World Economic Forum's Young Global Leaders and Global Leaders of Tomorrow. He co-founded the U.S. – China Young Leaders Forum in conjunction with the National Committee on U.S. – China Relations. He has also been called "one of China's leading foreign-born scholars" by the World Economic Forum.

- Ambassador Schwab is the former United States Trade Representative, as a result of which she has extensive experience leading large international trade negotiations. Additionally, she served as

Director-General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government, from 1989 to 1993.

- Mr. Walsh is the CEO of a U.K.-based, large multinational corporation (Diageo).

Financial Expertise: We believe that an understanding of finance and financial reporting and internal auditing processes is beneficial for our directors, given our use of financial targets as measures of our success and the importance of accurate financial reporting and robust internal auditing. Each nominee has a considerable degree of financial literacy, and each of the below nominees has an extensive background in finance.

- Mr. Edwardson, who has an MBA from the University of Chicago, was the CFO of two separate public companies during the 1980s and 1990s: Northwest Airlines Corporation, a major airline, and Ameritech Corporation, a provider of telecommunication products and services.

- Dr. Jackson has numerous years of public company audit committee experience, including as a chair. She currently serves on two public company audit committees (Marathon Oil and Medtronic), one of which she chairs (Marathon Oil). She also serves as a Governor of the Financial Industry Regulatory Authority (FINRA), and formerly served as a director of NYSE Euronext.

- Mr. Loveman, who has a Ph.D. in economics from the Massachusetts Institute of Technology and a B.A. in economics from Wesleyan University, was an associate professor of business administration at the Harvard University Graduate School of Business Administration before joining Caesars Entertainment. He worked at the Federal Reserve Bank of Boston during the 1980s.

- Mr. Martin, who has an MBA from Vanderbilt University, currently serves as chair of the audit committee of Dillard's and is a former chair of the audit committee of Gaylord Entertainment.

- Mr. J. Smith, who took graduate courses in accounting and finance from Central Michigan University, has numerous years of public company audit committee experience. He is Chairman and Managing Partner of a consulting firm (The Coaching Group) that, among other things, assists its clients in writing business plans and preparing financial statements in preparation for debt and equity funding.

- Mr. Steiner, who has an accounting degree from Louisiana State University, was CFO of Waste Management before becoming its CEO.

- Mr. Walsh, during the 1980s, held various executive positions in finance, including CFO of a major division, at a U.K.-based public company (Grand Metropolitan plc) that is a predecessor to the company (Diageo) where he now serves as CEO.

Marketing Expertise: FedEx is one of the most widely recognized brands in the world, and we place special emphasis on promoting and protecting the FedEx brand, one of our most important assets. Accordingly, we benefit greatly from having directors, such as each of the below nominees, who have substantial expertise and experience in marketing.

- Mr. Loveman has led several highly successful marketing initiatives at Caesars Entertainment and previously taught marketing-related courses at the Harvard University Graduate School of Business Administration.

- Mr. Martin has gained valuable retail marketing experience and successfully applied his marketing expertise as the former CEO of Saks, a leading department store retailer.

- Mr. Walsh leads a company (Diageo) that owes much of its growth and success to highly effective marketing of its various brands.

Technological Expertise: We rely heavily on technology to operate our transportation and business networks. Our ability to attract and retain customers and to compete effectively depends in part upon the sophistication and reliability of our technology network. Thus, having directors with technological expertise is

important to us, and each of the below nominees has a thorough understanding of the applications of technology by virtue of his or her background and experiences.

- Mr. Barksdale has held executive positions with multiple technology companies, including CEO of Netscape and AT&T Wireless during the 1990s. He was the co-chair of the Markle Foundation Task Force on National Security in the Information Age for seven years.

- Mr. Edwardson has been the CEO of a technology products and services provider (CDW) since 2001.

- Dr. Jackson, who holds undergraduate and doctorate degrees in physics from the Massachusetts Institute of Technology, is the president of a world-renowned technological research university (RPI). She also serves on the board of directors of a multinational computer technology and information technology consulting corporation (IBM). She is a member of the President's Council of Advisors on Science and Technology (PCAST), where she co-chairs the President's Innovation and Technology Advisory Committee (PITAC), serves on the Science Advisory Committee of the World Economic Forum, and is a trustee of M.I.T. (member of M.I.T. Corporation).

- Mr. Loranger has held senior executive positions with various high-technology engineering and manufacturing companies (ITT, Textron, Honeywell and AlliedSignal).

Energy Expertise: We are committed to protecting the environment, and we have many initiatives underway to reduce our energy use and minimize our impact on the environment. Each of the below nominees has a significant amount of energy expertise, which is helpful as we implement these important initiatives.

- Mr. F.W. Smith is co-chairman of the Energy Security Leadership Council, a project of Securing America's Future Energy, the goal of which is to reduce U.S. oil dependence and improve energy security.

- Dr. Jackson is the former Chairman and Commissioner of the United States Nuclear Regulatory Commission and serves as university vice-chairwoman of the U.S. Council on Competitiveness and co-chairwoman of its Energy Security, Innovation & Sustainability Initiative. She also serves on the board of directors of an integrated international energy company (Marathon Oil).

- Mr. Martin has served on the board of directors of Pilot Travel Centers LLC since 1995. This privately-held company is the largest operator of travel centers and largest seller of over-the-road diesel fuel.

- Mr. Steiner is CEO of a company (Waste Management) that has taken an industry leadership role in converting waste to renewable energy.

Government Experience: Our businesses are heavily regulated and are directly affected by governmental actions, so our directors with government experience provide a useful perspective as we work constructively with governments around the world. While each of our director nominees has significant experience in working with government at various levels, each of the below nominees has ample experience in government service.

- Mr. Barksdale served on the U.S. President's Intelligence Advisory Board for seven years.

- Dr. Jackson is the former Chairman and Commissioner of the United States Nuclear Regulatory Commission, serves on the President's Council of Advisors on Science and Technology (PCAST), and is a member of the International Security Advisory Board to the United States Secretary of State.

- Mr. Loranger served as an officer and pilot in the U.S. Navy, is a trustee for the National Air and Space Museum and the Congressional Medal of Honor Foundation, and has held executive management positions with several of the largest government contractors in the United States (ITT, Textron, Honeywell and AlliedSignal).

- Mr. Martin is a former state representative, serving in the Tennessee state legislature during the 1970s and 1980s.

- Ambassador Schwab is the former United States Trade Representative. Additionally, she served as Director-General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government, from 1989 to 1993.

Leadership Experience: As noted above, experience at the policy-making level is one of the minimum qualifications for election to the Board, and each nominee has this experience — Ambassador Schwab in government, Dr. Jackson in education and government, and the rest of the nominees in business, most as Chief Executive Officers (as noted below). The Board believes that CEOs, in particular, make excellent directors because they have the necessary experience and confidence to capably advise our executive management team on the wide range of issues that impact our business. Collectively, our directors have over 300 years of senior leadership experience, over 100 years of experience serving as CEOs, and over 85 years of experience serving as the chairpersons of public company boards of directors.

- Mr. F.W. Smith is our CEO.

- Mr. Barksdale is a former CEO (Netscape and AT&T Wireless).

- Mr. Edwardson is a CEO (CDW).

- Dr. Jackson is the president of a world-renowned technological research university (RPI) and the former Chairman and Commissioner of the United States Nuclear Regulatory Commission. She is a member of the President's Council of Advisors of Science and Technology (PCAST), where she co-chairs the President's Innovation and Technology Advisory Committee (PITAC).

- Mr. Loranger is a CEO (ITT).

- Mr. Loveman is a CEO (Caesars Entertainment).

- Mr. Martin is a former CEO (Saks).

- Mr. Ramo is a Managing Director of Kissinger Associates.

- Ambassador Schwab is the former United States Trade Representative and Director-General of the U.S. and Foreign Commercial Service.

- Mr. J. Smith is a former CEO (The MAXIMA Corporation).

- Mr. Steiner is a CEO (Waste Management).

- Mr. Walsh is a CEO (Diageo).

Diversity: The Board is committed to diversity and inclusion and is always looking for highly qualified candidates, including women (such as Dr. Jackson and Ambassador Schwab) and minorities (such as Dr. Jackson and Mr. J. Smith), who meet our criteria. The Board seeks, and believes it has found in this group of nominees, a diverse blend of experience and perspectives, institutional knowledge and personal chemistry, and directors who will provide sound and prudent guidance with respect to all of FedEx's operations and interests.

EXECUTIVE COMPENSATION

Report of the Compensation Committee of the Board of Directors

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors, and the Board approved, that the Compensation Discussion and Analysis be included in this proxy statement and in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2011.


Compensation Committee Members

Steven R. Loranger – Chairman
Shirley Ann Jackson
Susan C. Schwab
Paul S. Walsh


Compensation Discussion and Analysis

In this section we discuss and analyze the compensation of our principal executive and financial officers and our three other most highly compensated executive officers (the "named executive officers") for the fiscal year ended May 31, 2011. For additional information regarding compensation of the named executive officers, see "— Summary Compensation Table" and other compensation-related tables and disclosure below.

Executive Summary

Fiscal 2011 was a turnaround year for FedEx as an improving economy and strong customer demand increased volumes and yields across all transportation segments. We are investing for the future, strengthening our networks, improving on our already high levels of service, growing our international business and continuing to invest in critical, long-term projects as part of our global strategy to position the company for stronger growth.

At the same time, we have not yet returned to pre-recession levels of profitability. Consistent with our pay-for-performance philosophy and reflecting FedEx's financial performance during fiscal 2011, we made partial payouts under our annual incentive compensation ("AIC") program to all participants. In addition, effective January 1, 2011, we fully restored 401(k) company-matching contributions. Because our long-term incentive compensation ("LTI") program is tied to financial performance over a three-year period, there were no LTI payouts for fiscal 2011 to any participant, including the named executive officers, as we fell short of the earnings per share ("EPS") goals required for payout.

The following table details key compensation highlights of the last five fiscal years, including actions taken in 2009 in response to the effect of the unprecedented global recession on our financial performance.

Compensation Highlights
FY2011
AIC plan paid below target AIC payouts at target require above-plan performance No FY09-FY11 LTI plan payout 401(k) match fully reinstated
FY2010
AIC plan paid below target AIC payouts at target require above-plan performance No FY08-FY10 LTI plan payout Annual base salary increases reinstated 401(k) match partially reinstated
FY2009
No AIC plan payout No FY07-FY09 LTI plan payout Permanent salary reductions (including 20% reduction for CEO) Annual base salary increases suspended 401(k) match suspended
FY2008
AIC plan paid below target FY06-FY08 LTI plan paid slightly above target
FY2007
AIC plan paid approximately at target FY05-FY07 LTI plan paid at maximum

Review of Restricted Stock Program. The key components of our executive compensation program have remained substantially the same for many years, and we believe the program has been an important factor in our success. We continue, however, to closely review and, as appropriate, modify the program to ensure that it remains aligned with the best interests of our shareowners. During fiscal 2011, the Compensation Committee again reviewed our restricted stock program and, for all of the following reasons, determined that it continues to be appropriate for FedEx.

FedEx's restricted stock program has been in place for over 20 years and has encouraged FedEx executives to own and retain company stock. By facilitating the ownership of FedEx shares by our executives, we strengthen the alignment of their interests with those of our investors. When granting restricted stock, FedEx first determines the total target value of the award and then delivers that value in two components: restricted shares and cash payment of taxes due. Therefore, the total target value of the award is the same as it would be if there were no tax payments. In particular, because the amount of the tax payment is included in the calculation of the target value of the restricted stock award, the officers receive fewer shares in each award than they would in the absence of the tax payment: fewer by an amount equal in value to the tax payment.

This methodology prevents the need for an officer to make a disposition of FedEx stock to cover the tax consequences of a restricted stock award and dilute his or her interest in FedEx. Conversely, absent the tax payment, the number of shares received in each award would be larger by an amount equal in value to the forgone tax payment, thereby having a dilutive effect on our shareowners' equity interest in FedEx. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the traditional sense, since their value is fully reflected in the number of shares ultimately

delivered to recipients. The following chart illustrates this principle, using the target value for the fiscal year 2011 restricted stock awards granted to FedEx Corporation executive vice presidents (as in previous years, Frederick W. Smith, FedEx's Chairman of the Board, President and Chief Executive Officer, did not receive a restricted stock award in fiscal 2011):



Not only is the value to the officer, as well as the cost to the company, generally the same as it would be otherwise, but this practice uses fewer shares of stock to arrive at the same benefit and has proved extremely successful in retaining executives and enabling them to retain their shares. In sum, we strongly believe that our restricted stock program is effectively designed and works well in alignment with the best interests of our shareowners.

Philosophy. FedEx is consistently ranked among the world's most admired and trusted employers and respected brands. Maintaining this reputation and continuing to position FedEx for future success requires high caliber talent to protect and grow the company in support of our mission of producing superior financial returns for our shareowners. We design our executive compensation program to provide a competitive and internally equitable compensation and benefits package that reflects individual and company performance, job complexity, and strategic value of the position while ensuring long-term retention and motivation.

Each of the named executive officers is a longstanding member of our management, and our Chairman of the Board, President and Chief Executive Officer, Frederick W. Smith, founded the company and pioneered the express transportation industry 40 years ago. As a result, our named executive officers are especially knowledgeable about our business and our industry and thus particularly valuable to the company and our shareowners.

As with tenure, position and level of responsibility are important factors in the compensation of any FedEx employee, including our named executive officers. There are internal salary ranges for each level, and annual target bonus percentages, long-term bonus amounts, and the number of options and restricted shares awarded are all closely tied to management level and responsibilities. For instance, all FedEx Corporation executive vice presidents have the same salary range and annual target bonus percentages and receive the same long-term bonus and the same number of options and restricted shares in the annual grant.

Our philosophy is to (i) closely align the compensation paid to our executives with the performance of the company on both a short-term and long-term basis, and (ii) set performance goals that do not promote excessive risk while supporting the company's core long-term financial goals of:

- Growing revenue by 10% per year;

- Achieving a 10%+ operating margin;

- Increasing EPS by 10% to 15% per year;

- Improving cash flow; and

- Increasing returns, such as return on invested capital.

Our executive compensation is, in large measure, highly variable and directly linked to the above goals and the performance of the FedEx stock price over time.

Compensation Objectives and Design-Related Features

We design our executive compensation program to further FedEx's mission of producing superior financial returns for our shareowners by pursuing the following objectives:

	How Pursued	
Objective	Generally	Specifically
Retain and attract highly qualified and effective executive officers.	Pay competitively.	Use comparison survey data as a point of reference in evaluating target levels for total direct compensation, which includes both fixed and variable, at-risk components tied to stock price appreciation and short- and long-term financial performance.
Motivate executive officers to contribute to our future success and to build long-term shareowner value and reward them accordingly.	Link a significant part of compensation to FedEx's financial and stock price performance, especially long-term performance.	Weight executive compensation program in favor of incentive and equity-based compensation elements (rather than base salary), especially long-term incentive cash compensation and equity incentives in the form of stock options and restricted stock.
Further align executive officer and shareowner interests.	Encourage and facilitate long-term shareowner returns and significant ownership of FedEx stock by executives.	Make annual equity-based grants; tie long-term cash compensation to growth in our EPS, which strongly correlates with long-term stock price appreciation; maintain a stock ownership goal for senior officers and encourage each officer to retain shares acquired upon stock option exercises until his or her goal is met.

Commitment to Retain and Attract. FedEx is widely acknowledged as one of the world's most admired and respected companies, and it is our people — our greatest asset — that have earned FedEx its strong reputation. Because FedEx operates a global enterprise in a highly challenging business environment, we compete for talented management with some of the largest companies in the world — in our industry and in others. Our global recognition and reputation for excellence in management and leadership make our people attractive targets for other companies, and our key employees are aggressively recruited. To prevent loss of our managerial talent, we seek to provide an overall compensation program that competes well against all types of companies and continues to retain and attract outstanding people to conduct our business. Each element of compensation is intended to fulfill this important obligation.

Market Referencing. Because retention is so imperative and tenure and management level are determinative factors, we use external survey data solely as a market reference point. Thus, the target compensation levels of our named executive officers are not designed to correspond to a specific percentile of compensation in those surveys. Instead, our analysis considers multiple market reference points for the analyzed positions, rather than referring to a specific percentile.

For the fiscal 2011 executive compensation review, we considered survey data published by two major consulting firms engaged by the company: Towers Watson and Aon Hewitt. Each consulting firm provided target compensation data for general industry companies (excluding financial services companies) in its respective database with annual revenues between $20 billion and $70 billion. A list of these companies is attached to this proxy statement as *Appendix A*. In past years, our reference group comprised the same type of companies with annual revenues in excess of $10 billion. For fiscal 2011, we narrowed the group to those with revenues between $20 billion and $70 billion so that the median revenues of the group would more closely align with FedEx's annual revenues ($39.3 billion in fiscal 2011).

General industry is the appropriate comparison category because our executives are recruited by and from businesses outside FedEx's industry peer group. Using a robust data sample (126 companies for fiscal 2011) mitigates the impact of outliers, year-over-year volatility of compensation levels and the risk of selection bias and increases the likelihood of comparing with companies with executive officer positions similar to ours. Because the annual revenues of these companies vary significantly, each consulting firm used regression analysis to allow for the inclusion of data from a large number of both larger and smaller companies. The data results provided by each firm were then averaged to arrive at blended market compensation data for general industry executives.

When we evaluate the elements of compensation of our executive officers in light of the referenced survey data, we group the elements into two categories:

- Annual base salary plus target AIC payout (*i.e.,* assuming achievement of all individual and corporate objectives), the sum of which we call total cash compensation ("TCC").

- TCC plus target LTI cash award plus long-term equity incentive grants (stock options and restricted stock) plus tax reimbursement payments on restricted stock awards, the sum of which we call total direct compensation ("TDC"). Long-term components of target TDC are valued consistent with the valuation methodology used in the referenced surveys.

The TDC formula is illustrated below:

SHORT-TERM COMPENSATION					LONG-TERM COMPENSATION					
Base Salary	+	AIC	=	**TCC**	+	LTI Cash	+	Stock Options	+	Restricted Stock*	= **TDC**
		Financial Objectives + Individual Objectives				3-Year Aggregate EPS Goal		Annual Grant		Annual Grant	

---

* Includes related tax reimbursement payments.

Other elements of compensation of named executive officers (such as perquisites and retirement benefits) are not included in our TDC formula, consistent with our referenced survey information. Accordingly, these other elements are not referenced against survey data, and decisions as to these other elements do not influence decisions as to the elements of compensation that are included in the TDC formula. These other elements of compensation, however, are reviewed and approved by the Compensation Committee.

While we may reference our target executive compensation levels against the survey group of companies, we do not compare our AIC and LTI financial performance goals against these companies or any other group of companies. Rather, as discussed below, our AIC and LTI financial performance goals are based upon our internal business objectives — which, when set each year, represent aggressive but reasonably achievable goals. Accordingly, the relationship between our financial performance and the financial performance of the survey companies does not necessarily affect the relationship between our executive compensation and the executive compensation of that group in a given year.

Pay for Performance. Our executive compensation program is intended not only to retain and attract highly qualified and effective managers, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of shareowners and appropriately reward them for doing so. Accordingly, we believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. In particular, AIC payments, LTI payments and stock options represent a significant portion of our executive compensation program, as shown by the chart below, and this variable compensation is "at risk" and directly dependent upon the achievement of pre-established corporate goals and stock price appreciation:

- AIC payouts are tied to meeting aggressive business plan goals for consolidated pre-tax income. For fiscal 2011, the named executive officers received only partial AIC payouts, even though consolidated pre-tax income increased by 20% year over year.

- LTI payouts are tied to meeting aggregate EPS goals over a three-fiscal-year period. There were no LTI payouts for fiscal 2011 because of the significant negative impact of the global recession on the company's financial performance over the past three years.

- The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

The following chart illustrates for each named executive officer the allocation of fiscal 2011 target TDC between base salary and incentive and equity-oriented compensation elements (restricted stock value includes the related tax reimbursement payment):



We believe that long-term performance is the most important measure of our success, as we manage FedEx's operations and business for the long-term benefit of our shareowners. Accordingly, not only is our executive compensation program weighted towards variable, at-risk pay components, but we emphasize incentives that are dependent upon long-term corporate performance and stock price appreciation. These long-term incentives include

LTI cash compensation and equity awards (stock options and restricted stock), which comprise a significant portion of an executive officer's total compensation. These incentives are designed to motivate and reward our executive officers for achieving long-term corporate financial performance goals and maximizing long-term shareowner value.

The following chart illustrates for each named executive officer the allocation of fiscal 2011 target TDC between long-term incentives — LTI, stock options and restricted stock, including the related tax reimbursement payment — and short-term components — base salary and AIC:



We include target AIC and LTI payouts (discounted to present value to be consistent with the valuation methodology used in the survey data) in the TCC and TDC formula, so the actual compensation paid out in a given year may vary widely from target levels because compensation earned under the AIC and LTI programs is variable and commensurate with the level of achievement of pre-established financial performance goals. When we achieve superior results, we reward our executives accordingly under the terms of these programs. Conversely, when we fall short of our business objectives, payments under these variable programs decrease correspondingly. As an example, as shown by the chart below, the actual fiscal 2011 TDC of our named executive officers was below target levels because our financial performance for the past three years fell short of our pre-established goals.



(1) Actual TDC includes base salary, actual AIC and LTI payouts (if any), equity-based awards valued at grant date and tax reimbursement payments related to restricted stock awards.

Align Management and Shareowner Interests. We award stock options and restricted stock to create and maintain a long-term economic stake in the company for the officers, thereby aligning their interests with the interests of our shareowners.

In addition, as discussed above, payout under our LTI program is dependent upon achievement of an aggregate EPS goal for a three-fiscal-year period. EPS was selected as the financial measure for the LTI plan because growth in our EPS strongly correlates to long-term stock price appreciation.

The following graph illustrates the relationship between FedEx's EPS growth and stock price appreciation (based on the fiscal year-end stock price and adjusted for stock splits) from 1978 to 2011:



In order to encourage significant stock ownership by FedEx's senior management, including the named executive officers, and to further align their interests with the interests of our shareowners, the Board of Directors has adopted a stock ownership goal for senior officers, which is included in FedEx's Corporate Governance Guidelines. With respect to our executive officers, the goal is that within four years after being appointed to his or her position, each officer own FedEx shares valued at the following multiple of his or her annual base salary:

- 5x for the Chairman of the Board, President and Chief Executive Officer; and

- 3x for the other executive officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. Until the ownership goal is met, the officer is encouraged to retain (but is not required to do so) "net profit shares" resulting from the exercise of stock options. Net profit shares are the shares remaining after payment of the option exercise price and taxes owed upon the exercise of options. As of August 1, 2011, each executive officer exceeded the stock ownership goal.

In addition, we have adopted comprehensive and detailed policies (the FedEx Securities Manual) that regulate trading by our insiders, including the named executive officers and Board members. The Securities Manual includes information regarding quiet periods and explains when transactions in FedEx stock are permitted. The Securities Manual also sets forth certain types of transactions that are restricted. Specifically, publicly traded (or exchange-traded) options, such as puts, calls and other derivative securities, and short sales, including "sales against the box," are strictly prohibited. The Securities Manual also prohibits margin accounts and pledges and hedging or monetization transactions; provided, however, that our General Counsel may grant an exception to the prohibition against holding FedEx securities in a margin account or pledging FedEx securities on a case-by-case basis for those that clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities. Based upon this criterion, our General Counsel has granted such an exception with respect to the shares that are disclosed in this proxy statement as having been pledged as security by Messrs. F.W. Smith and Hyde. See "Stock Ownership — Directors and Executive Officers." These shares represent less than 2% of FedEx's outstanding common stock and therefore do not present any appreciable risk for investors or the company. No other FedEx executive officer or Board member currently holds FedEx securities that are pledged pursuant to a margin account or otherwise or pursuant to a hedging arrangement.

Role of the Compensation Committee, its Compensation Consultant and the Chairman of the Board, President and Chief Executive Officer

Our Board of Directors is responsible for the compensation of our executive management. The purpose of the Board's Compensation Committee, which is composed solely of independent directors, is to help discharge this responsibility by, among other things:

- Reviewing and discussing with management the factors underlying our compensation policies and decisions, including overall compensation objectives;

- Reviewing and discussing with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create risks for the company;

- Reviewing and approving all company goals and objectives (both financial and non-financial) relevant to the compensation of the Chairman of the Board, President and Chief Executive Officer;

- Evaluating, together with the other independent directors, the performance of the Chairman of the Board, President and Chief Executive Officer in light of these goals and objectives and the quality and effectiveness of his leadership;

- Recommending to the Board for approval by the independent directors each element of the compensation of the Chairman of the Board, President and Chief Executive Officer;

- Reviewing the performance evaluations of all other members of executive management (the Chairman of the Board, President and Chief Executive Officer is responsible for the performance evaluations of the non-CEO executive officers);

- Reviewing and approving (and, if applicable, recommending to the Board for approval) each element of compensation, as well as the terms and conditions of employment, of these other members of executive management;

- Granting all awards under our equity compensation plans and overseeing the administration of all such plans; and

- Reviewing the costs and structure of our key employee benefit and fringe-benefit plans and programs.

In furtherance of the Compensation Committee's responsibility, the Committee has engaged Steven Hall & Partners (the "consultant") to assist the Committee in evaluating FedEx's executive compensation, including during fiscal 2011. In connection with this engagement, the consultant reports directly and exclusively to the

Committee. The consultant participates in Committee meetings, reviews Committee materials and provides advice to the Committee upon its request. For example, the consultant updates the Committee on trends and issues in executive compensation and comments on the competitiveness and reasonableness of FedEx's executive compensation program (occurs in September). The consultant assists the Committee in the development and review of FedEx's AIC and LTI programs, including commenting on performance measures and the goal-setting process (occurs in March and June). The consultant reviews and provides advice to the Committee for its consideration in reviewing compensation-related proxy statement disclosure, including this Compensation Discussion and Analysis (occurs in June and July), and on any new equity compensation plans or plan amendments proposed for adoption.

Other than services provided to the Compensation Committee, Steven Hall & Partners does not perform any services for FedEx. Accordingly, the Compensation Committee has determined the firm to be independent from the company. Compensation Committee pre-approval is required for any services to be provided to the company by the Committee's independent compensation consultant. This ensures that the consultant maintains the highest level of independence from the company, in both appearance and fact.

The Chairman of the Board, President and Chief Executive Officer, who attends most meetings of the Compensation Committee, assists the Committee in determining the compensation of all other executive officers by, among other things:

- Approving any annual merit increases to the base salaries of the other executive officers within limits established by the Committee;

- Establishing annual individual performance objectives for the other executive officers and evaluating their performance against such objectives (the Committee reviews these performance evaluations); and

- Making recommendations, from time to time, for special stock option and restricted stock grants (*e.g.*, for motivational or retention purposes) to other executive officers.

The other executive officers do not have a role in determining their own compensation, other than discussing their annual individual performance objectives and results achieved with the Chairman of the Board, President and Chief Executive Officer.

Compensation Elements and Fiscal 2011 Amounts

Base Salary. Our primary objective with respect to the base salary levels of our executive officers is to provide sufficient fixed cash income to retain and attract these highly marketable executives in a competitive market for executive talent. The base salaries of our executive officers are reviewed and adjusted (if appropriate) at least annually to reflect, among other things, economic conditions, base salaries for comparable positions from the executive compensation survey data discussed above, the tenure of the officers, and the base salaries of the officers relative to one another, as well as the internal salary ranges for the officer's level.

Effective July 2010, each named executive officer received an annual merit increase of 2.0% of base salary. Effective July 2011, Mr. Smith received an annual merit increase of 2.5% of base salary, and the other named executive officers received an annual merit increase of 3.5% of base salary. As a result, the annual base salaries of our named executive officers are currently as follows:

Name	Annual Base Salary ($)
F.W. Smith	1,266,960
A.B. Graf, Jr.	902,784
D.J. Bronczek	942,096
T.M. Glenn	833,364
R.B. Carter	762,960

Cash Payments Under Annual Incentive Compensation Program. The primary objective of our AIC program is to motivate our people to achieve our annual financial goals and other business objectives and reward them accordingly. The program provides an annual cash bonus opportunity to our employees, including the named executive officers, at the conclusion of each fiscal year based upon the achievement of AIC objectives for company and individual performance established at the beginning of the year, as illustrated below:

$$\begin{array}{c}\text{Annual}\\\text{Base Salary}\\\text{(at fiscal year-end)}\end{array} \times \begin{array}{c}\text{Bonus Target}\\\text{Percentage}\end{array} \times \left[\begin{array}{c}\text{Company}\\\text{Performance}\\\text{Factor}\end{array} + \begin{array}{c}\text{Individual}\\\text{Performance}\\\text{Factor}\end{array}\right] = \text{AIC Payout}$$

Target AIC payouts are established as a percentage of the executive officer's base salary (as of the end of the plan year). Payouts above target levels are based exclusively upon the company's performance, rather than achievement of individual objectives; accordingly, the executive officer receives above-target payouts only if the company exceeds the AIC target objective for annual financial performance. The maximum AIC payout represents three times the portion of the target payout that is based upon target annual financial performance (plus the portion of the target payout that is based upon the achievement of individual performance objectives).

As an example of our commitment to compete collectively and manage collaboratively, the AIC payout for all named executive officers, including Mr. Bronczek, the president and chief executive officer of FedEx Express, is tied to the performance of FedEx as a whole. The company performance factor is a pre-established multiplier that corresponds, on a sliding scale, to the percentage achievement of the AIC target objective for company annual financial performance. The multiplier matrix for the company performance factor is designed so that if the AIC annual financial performance threshold is achieved but is less than target, the multiplier decreases on a sliding scale based on the percentage achievement of the AIC target objective. On the other hand, if the company exceeds the AIC target objective, the multiplier increases on a sliding scale (up to the maximum, as described above) based on the percentage that the target objective is exceeded up to the AIC annual financial performance maximum.

AIC objectives for company annual financial performance are typically based upon our business plan for the fiscal year, which is reviewed and approved by the Board of Directors and which reflects, among other things, the risks and opportunities identified in connection with our enterprise risk management process. Consistent with our long-term focus and in order to discourage unnecessary and excessive risk-taking, we measure performance against our business plan, rather than a stipulated growth rate or an average of growth rates from prior years, to account for short-term economic and competitive conditions and anticipated strategic investments that may have adverse short-term profit implications. We address year-over-year improvement targets through our LTI plans, as discussed below.

Ordinarily our business plan objective for the financial performance measure — for the fiscal 2011 AIC program, consolidated pre-tax income — becomes the target objective for company performance under our AIC program. For the fiscal 2011 AIC program, however, in order to further motivate management to improve the company's performance:

- The pre-tax income target objective for the company performance factor under the AIC program was higher than the business plan objective for pre-tax income; and

- A portion of the AIC payout opportunity relating to individual performance was contingent upon achievement of pre-tax income objectives under the plan (as well as the achievement of individual performance objectives).

In keeping with our pay-for-performance philosophy, our fiscal 2012 AIC program design seeks to reward employees for their motivation during lean economic times and for improved company performance; accordingly, the consolidated pre-tax income target objective for the company performance factor under the AIC program is lower than the fiscal 2012 business plan objective for pre-tax income. However, the entire AIC payout opportunity relating to individual performance will be contingent upon achievement of pre-tax income objectives under the plan (as well as the achievement of individual performance objectives).

The fiscal 2011 AIC target payouts for the named executive officers, as a percentage of base salary, were as follows:

Name	Target Payout (as a percentage of base salary)
F.W. Smith	130%
A.B. Graf, Jr.	90%
D.J. Bronczek	100%
T.M. Glenn	90%
R.B. Carter	90%

The following table illustrates for our named executive officers the fiscal 2011 AIC formulas and total AIC payout opportunities (as a percentage of the target payout described above):

Allocation of Goals
(as a percentage of target payout)

	Individual Objectives*		+	Consolidated Pre-Tax Income		=	Payout Opportunity	
	Target	Maximum		Target	Maximum		Target	Maximum
FedEx Corporation CEO	—	—		100%	300%		100%	300%
FedEx Corporation EVPs	30%	30%		70%	210%		100%	240%
FedEx Express CEO	30%	30%		70%	210%		100%	240%

* Under the fiscal 2011 AIC program, a portion of the AIC payout opportunity relating to individual performance was contingent upon achievement of company financial performance objectives under the plan (as well as the achievement of individual performance objectives).

Chairman of the Board, President and Chief Executive Officer. Mr. Smith's AIC payout is tied to the achievement of corporate objectives for company financial performance for the fiscal year. Mr. Smith's minimum AIC payout is zero. His target AIC payout is set as a percentage of his base salary, and his maximum AIC payout is set as a multiple of the target payout. The independent members of the Board of Directors, upon the recommendation of the Compensation Committee, approve these percentages. The actual AIC payout ranges, on a sliding scale, from the minimum to the maximum based upon the performance of the company against our company financial performance goals.

In addition, the independent Board members, upon the recommendation of the Compensation Committee, may adjust this amount upward or downward based on their annual evaluation of Mr. Smith's performance, including the quality and effectiveness of his leadership and the following corporate performance measures:

- FedEx's stock price performance relative to the Standard & Poor's 500 Composite Index, the Dow Jones Transportation Average, the Dow Jones Industrial Average and competitors;

- FedEx's stock price to earnings (P/E) ratio relative to the Standard & Poor's 500 Composite Index, the Dow Jones Industrial Average and competitors;

- FedEx's market capitalization;

- FedEx's revenue growth and operating income growth (excluding certain unusual items) relative to competitors;

- FedEx's free cash flow (excluding business acquisitions), return on invested capital (excluding certain unusual items), and weighted average cost of capital;

- Analyst coverage and ratings for FedEx's stock;

- FedEx's U.S. and international revenue market share;

- FedEx's reputation rankings by various publications and surveys; and

- For the fiscal 2011 AIC program, FedEx's restoration of remaining 401(k) company-matching contributions.

None of these factors is given any particular weight in determining whether to adjust Mr. Smith's bonus amount.

Non-CEO Named Executive Officers. The AIC payouts for the other named executive officers are tied to the achievement of (i) corporate objectives for company financial performance for the fiscal year (70% of the target payout), and (ii) individual objectives established at the beginning of the fiscal year for each executive (30% of the target payout). As noted above, under the fiscal 2011 AIC program, a portion of the payout opportunity relating to individual performance was contingent upon achievement of company financial performance objectives under the plan (as well as the achievement of individual performance objectives).

The minimum AIC payout is zero. The target AIC payout is set as a percentage of the executive's base salary, and the maximum AIC payout is set as a multiple of the target payout. The actual AIC payout ranges, on a sliding scale, from the minimum to the maximum based upon the performance of the individual and the company against the objectives.

Individual performance objectives for the non-CEO named executive officers vary by management level and by operating segment and include (but are not limited to):

- Provide leadership to support the achievement of financial goals;

- Guide and support key strategic initiatives;

- Enhance the FedEx customer experience and meet goals related to internal metrics that measure customer satisfaction and service quality;

- Maintain the highest standards of corporate governance and continue to enhance FedEx's reputation;

- Recruit and develop executive talent and ensure successors exist for all management positions; and

- Implement and document good faith efforts designed to ensure inclusion of females and minorities in the pool of qualified applicants for open positions and promotional opportunities, and otherwise promote FedEx's commitment to diversity, tolerance and inclusion in the workplace.

Individual performance objectives are designed to further the company's business objectives. Achievement of individual performance objectives is generally within each officer's control or scope of responsibility, and the objectives are intended to be achieved with an appropriate level of effort and effective leadership by the officer. The achievement level of each non-CEO named executive officer's individual objectives is based on Mr. Smith's evaluation at the conclusion of the fiscal year, which is reviewed by the Compensation Committee.

Fiscal 2011 AIC Performance and Payouts. A portion of the fiscal 2011 AIC payout opportunity relating to individual performance was contingent upon achievement of pre-tax income objectives under the plan (as well as the achievement of individual performance objectives): for the named executive officers, this pre-tax income threshold for the individual performance factor was $2,173 million. The following table presents the pre-tax income threshold (which was the pre-tax income target for the individual performance factor) and target for the company performance factor under our fiscal 2011 AIC program and our actual pre-tax income for fiscal 2011 (in millions):

Company Performance Measure	Threshold	Target	Actual
Consolidated Pre-Tax Income	$2,254	$2,454	$2,265

Based upon this company performance and each non-CEO named executive officer's achievement of individual performance objectives, payouts to the named executive officers under the fiscal 2011 AIC program were as follows (compared to the target payout opportunities):

Name	Target AIC Payout ($)	Actual AIC Payout ($)
F.W. Smith	1,606,878	375,000
A.B. Graf, Jr.	785,030	259,845
D.J. Bronczek	910,236	290,365
T.M. Glenn	724,669	228,995
R.B. Carter	663,444	213,629

The independent Board members, upon the recommendation of the Compensation Committee, exercised their discretion (which is described above) to increase the amount of Mr. Smith's fiscal 2011 AIC payout to $375,000 from $91,592 (the formulaic amount resulting solely from the achievement of company financial performance objectives under the fiscal 2011 AIC program). Their decision was based upon their assessment of the outstanding quality and effectiveness of Mr. Smith's leadership during fiscal 2011, as reflected in FedEx's strong financial and stock price performance during the year.

Cash Payments Under LTI Program. The primary objective of our LTI program is to motivate management to contribute to our future success and to build long-term shareowner value and reward them accordingly. The program provides a long-term cash payment opportunity to members of management, including the named executive officers, based upon achievement of aggregate EPS goals for the preceding three-fiscal-year period. The LTI plan design provides for payouts that correspond to specific EPS goals established by the Board of Directors. The EPS goals represent total growth in EPS (over a base year) for the three-year term of the LTI plan. The following chart illustrates the relationship between EPS growth and payout:



39

As illustrated by the preceding chart, the LTI program provides for:

- No LTI payment unless the three-year average annual EPS growth rate is at least 5%;

- Target payouts if the three-year average annual EPS growth rate is 12.5%;

- Above-target payouts if the growth rate is above 12.5% up to a maximum amount (equal to 150% of the target payouts) if the growth rate is 15% or higher; and

- Below-target payouts if the growth rate is below 12.5% down to a threshold amount (equal to 25% of the target payouts) if the growth rate is 5%.

Fiscal 2011 LTI Performance and Payouts. The following table presents the aggregate EPS threshold, target and maximum under our FY2009-FY2011 LTI plan, which was established by the Board of Directors in 2008, and our actual aggregate EPS for the three-year period ended May 31, 2011:

Performance Measure	Threshold	Target	Maximum	Actual
FY2009-FY2011 Aggregate EPS	$19.30	$22.24	$23.28	$8.64

Based upon this below-threshold performance, there were no payouts to the named executive officers under the FY2009-FY2011 LTI plan — as illustrated by the following table (compared to the threshold, target and maximum payout opportunities):

Name	Threshold LTI Payout ($)	Target LTI Payout ($)	Maximum LTI Payout ($)	Actual LTI Payout ($)
F.W. Smith	875,000	3,500,000	5,250,000	0
A.B. Graf, Jr.	300,000	1,200,000	1,800,000	0
D.J. Bronczek	375,000	1,500,000	2,250,000	0
T.M. Glenn	300,000	1,200,000	1,800,000	0
R.B. Carter	300,000	1,200,000	1,800,000	0

LTI Payout Opportunities, Including Modified Base-Year EPS for FY2010-FY2012 LTI Plan. The Board of Directors has established LTI plans for the three-fiscal-year periods 2010 through 2012 and 2011 through 2013, providing cash payment opportunities upon the conclusion of fiscal 2012 and 2013, respectively, if certain EPS goals are achieved with respect to those periods. Traditionally, the base-year number over which the three-year average annual EPS growth rate goals are measured for an LTI plan is the final full-year EPS of the preceding fiscal year. For the FY2010-FY2012 LTI plan, we used an adjusted base-year number ($2.93), rather than any measure of fiscal 2009 performance, in order to address the economic environment and restore the motivating power of the plan. This adjusted base-year number was set so that 12.5% growth from the number would equal the fiscal 2010 business plan EPS goal. For the FY2011-FY2013 LTI plan, we returned to our traditional goal-setting approach by using final fiscal 2010 EPS ($3.76) as the base-year number. The following table presents the aggregate EPS thresholds, targets and maximums under the FY2010-FY2012 and FY2011-FY2013 LTI plans and our progress toward these goals as of May 31, 2011:

Performance Period	Aggregate EPS Threshold	Aggregate EPS Target	Aggregate EPS Maximum	Actual Aggregate EPS as of May 31, 2011
FY2010-FY2012	$ 9.70	$11.18	$11.70	$8.33 (with one year remaining)
FY2011-FY2013	$12.45	$14.34	$15.01	$4.57 (with two years remaining)

The following table sets forth the potential threshold (minimum), target and maximum payouts for the named executive officers under these two plans:

Name	Performance Period	Potential Future Payouts		
		Threshold ($)	Target ($)	Maximum ($)
F.W. Smith	FY2010-FY2012	875,000	3,500,000	5,250,000
	FY2011-FY2013	875,000	3,500,000	5,250,000
A.B. Graf, Jr.	FY2010-FY2012	300,000	1,200,000	1,800,000
	FY2011-FY2013	300,000	1,200,000	1,800,000
D.J. Bronczek	FY2010-FY2012	375,000	1,500,000	2,250,000
	FY2011-FY2013	375,000	1,500,000	2,250,000
T.M. Glenn	FY2010-FY2012	300,000	1,200,000	1,800,000
	FY2011-FY2013	300,000	1,200,000	1,800,000
R.B. Carter	FY2010-FY2012	300,000	1,200,000	1,800,000
	FY2011-FY2013	300,000	1,200,000	1,800,000

Long-Term Equity Incentives — Stock Options and Restricted Stock. Our primary objective in providing long-term equity incentives to executive officers is to further align their interests with those of our shareowners by facilitating significant ownership of FedEx stock by the officers. This creates a direct link between their compensation and long-term shareowner return.

Amount. Stock options and restricted stock are generally granted to executive officers on an annual basis. As discussed above, an officer's position and level of responsibility are the primary factors that determine the number of options and shares of restricted stock awarded to the officer in the annual grant. For instance, all FedEx Corporation executive vice presidents receive the same number of options and restricted shares in the annual grant.

The number of stock options and restricted shares awarded at each management level can vary from year to year. In determining how many options and shares of restricted stock should be awarded at each level, the Compensation Committee may consider:

- Target TDC levels and referenced survey data — as discussed above, we include the total target value of all equity-based awards (including tax reimbursement payments for restricted stock awards) in our calculation of target TDC, and in evaluating the target fiscal 2011 TDC levels for our named executive officers, we referred to multiple market reference points for comparable positions in the referenced surveys;

- The total number of shares then available to be granted; and

- Potential shareowner dilution. At May 31, 2011, the total number of shares underlying options and shares of restricted stock outstanding or available for future grant under our equity compensation plans represented 9.65% of the sum of shares outstanding plus the shares underlying options outstanding or available for future grant plus shares of restricted stock available for future grant.

Other factors that the Compensation Committee may consider, especially with respect to special grants outside of the annual-grant framework, include the promotion of an officer or the desire to retain a valued executive or recognize a particular officer's contributions. None of these factors is given any particular weight and the specific factors used may vary among individual executives.

Timing. In selecting dates for awarding equity-based compensation, we do not consider, nor have we ever considered, the price of FedEx's common stock or the timing of the release of material, non-public information about the company. Stock option and restricted stock awards are generally made to executive officers on an annual basis according to a pre-established schedule.

When the Compensation Committee approves a special grant outside of the annual-grant framework, such grants are made at a regularly scheduled meeting and the grant date of the awards is the approval date or the next business day, if the meeting does not fall on a business day. If the grant is made in connection with the promotion of an individual or the election of an officer, the grant date may be the effective date of the individual's promotion or the officer's election, if such effective date is after the approval date.

Pricing. The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of FedEx's common stock on the date of grant. Under the terms of our equity incentive plans, the fair market value on the grant date is defined as the average of the high and low trading prices of FedEx's stock on the New York Stock Exchange on that day. We believe this methodology is the most equitable method for determining the exercise price of our stock option awards given the intra-day price volatility often shown by our stock.

Vesting. Stock options and restricted stock granted to executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. This four-year vesting period is intended to further encourage the retention of the executive officers, since unvested stock options are forfeited upon termination of the officer's employment for any reason other than death or permanent disability and unvested restricted stock is forfeited upon termination of the officer's employment for any reason other than death, permanent disability or retirement.

Tax Reimbursement Payments for Restricted Stock Awards. As discussed previously, FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient. This prevents the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation and thus encourages and facilitates FedEx stock ownership by our officers, thereby further aligning their interests with those of our shareowners.

Voting and Dividend Rights on Restricted Stock. Holders of restricted shares are entitled to vote and receive any dividends on such shares. The dividend rights are included in the computation of the value of the restricted stock award for purposes of determining the recipient's target TDC.

Fiscal 2011 Awards. On June 7, 2010, the named executive officers were granted stock option and restricted stock awards as follows:

Name	Number of Stock Options	Number of Shares of Restricted Stock
F.W. Smith	195,500	—
A.B. Graf, Jr.	23,100	8,000
D.J. Bronczek	30,775	10,285
T.M. Glenn	23,100	8,000
R.B. Carter	23,100	8,000

As in previous years, at the request of Mr. Smith and in light of his significant stock ownership, the Compensation Committee did not award him any restricted stock. Instead, his equity awards were in the form of stock options, which will yield value to him only if the stock price increases from the date of grant.

The number of stock options and restricted shares awarded to each named executive officer decreased in fiscal 2011 from the previous year's annual grant as a result of year-over-year stock price increases, but the overall target value of each year's grant remained substantially the same for each officer.

Perquisites, Tax Reimbursement Payments and Other Annual Compensation. FedEx's named executive officers receive certain other annual compensation, including:

- certain perquisites, such as personal use of corporate aircraft (though officers are required to reimburse FedEx for substantially all of the incremental cost to FedEx of such usage), security services and equipment, tax return preparation and financial counseling services, physical

examinations, salary continuation benefits for short-term disability and supplemental long-term disability benefits;

- umbrella insurance, group term life insurance and 401(k) company-matching contributions; and

- tax reimbursement payments relating to restricted stock awards (as discussed above) and certain business-related use of corporate aircraft.

We provide this other compensation to enhance the competitiveness of our executive compensation program and to increase the productivity (corporate aircraft travel, professional assistance with tax return preparation and financial planning), safety (security services and equipment) and health (annual physical examinations) of our executives so they can focus on producing superior financial returns for our shareowners. The Compensation Committee reviews and approves each of these elements of compensation, and all of the independent directors approve each element as it relates to Mr. Smith. The Committee also reviews and approves FedEx's policies and procedures regarding perquisites and other personal benefits and tax reimbursement payments, including:

- FedEx's written policy setting forth guidelines and procedures regarding personal use of FedEx corporate aircraft; and

- FedEx's executive security procedures.

FedEx's executive security procedures, which prescribe the level of personal security to be provided to the Chairman, President and Chief Executive Officer and other executive officers, are based on bona fide business-related security concerns and are an integral part of FedEx's overall risk management and security program. These procedures have been assessed by an independent security consulting firm, and deemed necessary and appropriate for the protection of the officers and their families given the history of direct security threats against FedEx executives and the likelihood of additional threats against the officers. The security services and equipment provided to FedEx executive officers may be viewed as conveying personal benefits to the executives and, as a result, their values must be reported in the Summary Compensation Table.

With respect to Mr. Smith, consistent with FedEx's executive security procedures, the Board of Directors requires him to use FedEx corporate aircraft for all travel, including personal travel. In addition, the FedEx Corporate Security Executive Protection Unit provides certain physical and personal security services for Mr. Smith, including on-site residential security at his primary residence. The Board of Directors believes that Mr. Smith's personal safety and security are of the utmost importance to FedEx and its shareowners and, therefore, the costs associated with such security are appropriate and necessary business expenses.

Post-Employment Compensation. While none of FedEx's named executive officers has an employment agreement, they are entitled to receive certain payments and benefits upon termination of employment or a change of control of FedEx, including:

- Retirement benefits under FedEx's 401(k) and pension plans, including a tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan, a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan, and a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan — which is designed to provide to the executives the benefits that otherwise would be paid under the tax-qualified plans but for certain limits under United States tax laws;

- Accelerated vesting of restricted stock upon the executive's retirement (at or after age 60), death or permanent disability or a change of control of FedEx;

- Accelerated vesting of stock options upon the executive's death or permanent disability or a change of control of FedEx; and

- Lump sum cash payments and post-employment insurance coverage under their Management Retention Agreements with FedEx (the "MRAs") upon a qualifying termination of the executive after a change of control of FedEx. The MRAs, as well as the accelerated vesting of equity awards upon a

change of control of FedEx, are intended to secure the executives' continued services in the event of any threat or occurrence of a change of control, which further aligns their interests with those of our shareowners when evaluating any such potential transaction.

The Compensation Committee approves and recommends Board approval of all plans, agreements and arrangements that provide for these payments and benefits.

Risks Arising from Compensation Policies and Practices

Management has conducted an in-depth risk assessment of FedEx's compensation policies and practices and concluded that that they do not create risks that are reasonably likely to have a material adverse effect on the company. The Compensation Committee has reviewed and concurred with management's conclusion. The risk assessment process included, among other things, a review of (i) all key incentive compensation plans to ensure that they are aligned with our pay-for-performance philosophy and include performance metrics that meet and support corporate goals, and (ii) the overall compensation mix to ensure an appropriate balance between fixed and variable pay components and between short-term and long-term incentives. The objective of the process was to identify any compensation plans and practices that may encourage employees to take unnecessary risks that could threaten the company. No such plans or practices were identified.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the income tax deduction by FedEx for compensation paid to the Chief Executive Officer and the three other highest-paid executive officers (other than the Chief Financial Officer) to $1,000,000 per year, unless the compensation is "qualified performance-based compensation" or qualifies under certain other exceptions.

- Mr. Smith's base salary is not designed to meet the requirements of Section 162(m) and, therefore, is subject to the $1,000,000 deductibility limit.

- FedEx's equity compensation plans satisfy the requirements of Section 162(m) with respect to stock options, but not with respect to restricted stock awards. Accordingly, compensation recognized by the four highest-paid executive officers (excluding Mr. Graf) in connection with stock options is fully deductible, but compensation with respect to restricted stock awards is subject to the $1,000,000 deductibility limit.

- FedEx's AIC and LTI plans do not meet all of the conditions for qualification under Section 162(m). Compensation received by the four highest-paid executive officers (excluding Mr. Graf) under each of these plans is subject, therefore, to the $1,000,000 deductibility limit.

We do not require all of our compensation programs to be fully deductible under Section 162(m) because doing so would restrict our discretion and flexibility in designing competitive compensation programs to promote varying corporate goals. We believe that our Board of Directors should be free to make compensation decisions to further and promote the best interests of our shareowners, rather than to qualify for corporate tax deductions. In fiscal 2011, we incurred approximately $2.1 million of additional tax expense as a result of the Section 162(m) deductibility limit for compensation paid to the Chief Executive Officer and the three other highest-paid executive officers (other than Mr. Graf).

Summary Compensation Table

In this section we provide certain tabular and narrative information regarding the compensation of our principal executive and financial officers and our three other most highly compensated executive officers for the fiscal year ended May 31, 2011, and for each of the previous two fiscal years (except as noted).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Frederick W. Smith	2011	1,233,030	—	—	5,224,659	375,000	—	428,061	7,260,750
Chairman, President and	2010	1,190,029	—	—	5,144,690	400,000	—	684,643	7,419,362
Chief Executive Officer	2009	1,355,028	—	—	5,079,191	0	—	1,306,439	7,740,658
(Principal Executive Officer)									
Alan B. Graf, Jr.	2011	870,831	—	625,520	617,338	259,845	1,016,379	473,022	3,862,935
Executive Vice President	2010	842,132	—	750,894	654,658	286,306	1,277,358	548,645	4,359,993
and Chief Financial Officer	2009	892,817	—	638,394	599,601	0	350,113	733,578	3,214,503
(Principal Financial Officer)									
David J. Bronczek	2011	908,749	—	804,184	822,450	290,365	1,250,180	508,597	4,584,525
President and	2010	879,368	—	964,872	881,365	315,907	1,615,607	670,898	5,328,017
Chief Executive Officer —	2009	932,351	—	820,468	799,385	0	346,131	824,801	3,723,136
FedEx Express									
T. Michael Glenn	2011	803,872	—	625,520	617,338	228,995	953,210	486,629	3,715,564
Executive Vice President,	2010	776,372	—	750,894	654,658	249,370	1,236,660	570,840	4,238,794
Market Development and	2009	823,000	—	638,394	599,601	0	200,494	739,862	3,001,351
Corporate Communications									
Robert B. Carter[5]	2011	735,955	—	625,520	617,338	213,629	568,557	450,194	3,211,193
Executive Vice President,	2010	709,676	—	750,894	654,658	226,350	723,182	518,786	3,583,546
FedEx Information Services									
and Chief Information Officer									

(1) The amounts reported in these columns reflect the aggregate grant date fair value of restricted stock and option awards granted to the named executive officer during each year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. These amounts reflect our calculation of the value of these awards on the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the officer.

The fair value of restricted stock awards is equal to the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of grant multiplied by the number of shares awarded.

For accounting purposes, we use the Black-Scholes option pricing model to calculate the grant date fair value of stock options. Assumptions used in the calculation of the amounts in the "Option Awards" column are included in note 9 to our audited consolidated financial statements for the fiscal year ended May 31, 2011, included in our Annual Report on Form 10-K for fiscal 2011.

See the "Grants of Plan-Based Awards During Fiscal 2011" table for information regarding restricted stock and option awards to the named executive officers during fiscal 2011.

(2) Reflects cash payouts, if any, under FedEx's fiscal 2011, 2010 and 2009 annual incentive compensation plans and FY09-FY11, FY08-FY10 and FY07-FY09 long-term incentive plans, as follows (for further discussion of the fiscal 2011 annual incentive compensation plan and the FY09-FY11 long-term incentive plan, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011

Amounts — Cash Payments Under Annual Incentive Compensation Program" and "— Cash Payments Under LTI Program" above):

Name	Year	AIC Payout ($)	LTI Payout ($)	Total Non-Equity Incentive Plan Compensation ($)
F.W. Smith	2011	375,000	0	375,000
	2010	400,000	0	400,000
	2009	0	0	0
A.B. Graf, Jr.	2011	259,845	0	259,845
	2010	286,306	0	286,306
	2009	0	0	0
D.J. Bronczek	2011	290,365	0	290,365
	2010	315,907	0	315,907
	2009	0	0	0
T.M. Glenn	2011	228,995	0	228,995
	2010	249,370	0	249,370
	2009	0	0	0
R.B. Carter	2011	213,629	0	213,629
	2010	226,350	0	226,350

(3) Reflects the actuarial increase in the present value of the named executive officer's benefits under the Pension Plan and the Parity Plan (as each such term is defined under "— Fiscal 2011 Pension Benefits — Overview of Pension Plans"). The present value of the benefits under the Pension Plan and the Parity Plan for Mr. Smith decreased as follows: (a) between fiscal 2010 and 2011 — $275,656; (b) between fiscal 2009 and 2010 — $337,470; and (c) between fiscal 2008 and 2009 — $1,162,761. The amounts in the table and this footnote were determined using assumptions (*e.g.*, for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2011. See "— Fiscal 2011 Pension Benefits" below.

(4) Includes:

- the aggregate incremental cost to FedEx of providing perquisites and other personal benefits;

- umbrella insurance premiums paid on the officer's behalf;

- group term life insurance premiums paid by FedEx;

- company-matching contributions under FedEx's tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan (the "401(k) Plan"); and

- tax reimbursement payments relating to restricted stock awards, certain business-related use of corporate aircraft, tax return preparation and financial counseling services, umbrella insurance premiums and benefits accrued under the Parity Plan using the cash balance formula, and for fiscal 2009 only, a one-time tax reimbursement payment relating to the traditional pension benefit under the Parity Plan (see "— Fiscal 2011 Pension Benefits — Taxes"). FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient to prevent the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the traditional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. See "— Compensation Discussion and Analysis — Executive Summary — Review of Restricted Stock Program" above.

The following table shows the amounts included for each such item:

Name	Year	Perquisites and Other Personal Benefits ($)*	Umbrella Insurance Premiums ($)	Life Insurance Premiums ($)	Company Contributions Under 401(k) Plan ($)	Tax Reimbursement Payments ($)*	Total ($)
F.W. Smith	2011	415,023	2,185	2,278	8,575	—	428,061
	2010	583,695	2,231	2,520	4,288	91,909	684,643
	2009	625,284	2,231	2,520	2,856	673,548	1,306,439
A.B. Graf, Jr.	2011	101,933	2,185	2,655	7,473	358,776	473,022
	2010	89,808	2,231	2,520	3,066	451,020	548,645
	2009	101,488	2,231	2,520	4,822	622,517	733,578
D.J. Bronczek	2011	31,535	2,185	2,655	7,333	464,889	508,597
	2010	74,311	2,231	2,520	3,119	588,717	670,898
	2009	24,079	2,231	2,520	5,112	790,859	824,801
T.M. Glenn	2011	104,921	2,185	2,655	8,362	368,506	486,629
	2010	93,699	2,231	2,520	4,206	468,184	570,840
	2009	131,024	2,231	2,520	2,388	601,699	739,862
R.B. Carter	2011	76,278	2,185	2,655	7,296	361,780	450,194
	2010	57,637	2,231	2,520	3,092	453,306	518,786

* See the following two tables for additional details regarding the amounts included in each item.

Effective May 1, 2010, FedEx discontinued tax reimbursement payments to executive officers relating to tax return preparation and financial counseling services, umbrella insurance premiums and benefits accrued under the Parity Plan.

During fiscal 2011, 2010 and 2009, unless otherwise noted below, FedEx provided the following perquisites and other personal benefits to the named executive officers:

- *Personal use of corporate aircraft:* FedEx maintains a fleet of corporate aircraft that is used primarily for business travel by FedEx employees. FedEx has a written policy that sets forth guidelines and procedures regarding personal use of FedEx corporate aircraft. The policy requires officers to pay FedEx two times the cost of fuel for personal trips, plus applicable passenger ticket taxes and fees. These payments are intended to approximate the incremental cost to FedEx of personal corporate aircraft usage.

  - Mr. Smith is not required to pay FedEx for any travel on corporate aircraft by his family members or guests when they are accompanying him and he is on business travel. Mr. Smith is required to pay FedEx, however, for any personal travel by him and any personal travel by his family members or guests when they are accompanying him and he is on personal travel or when they are traveling without him.

  - Compensation is included in the table above for personal corporate aircraft travel (which for this purpose includes travel to attend a board or stockholder meeting of an outside company or entity for which the officer serves as a director or trustee) by a named executive officer and his family members and guests to the extent, if any, that the aggregate incremental cost to FedEx of all such travel exceeds the amount the officer paid FedEx for such travel. The incremental cost to FedEx of personal use of corporate aircraft is calculated based on the variable operating cost to FedEx, which includes the cost of fuel, aircraft maintenance, crew travel, landing fees, ramp fees and other smaller variable costs. Because FedEx corporate aircraft are used primarily for business travel, fixed costs that do not change based on usage, such as pilots' salaries and purchase and lease costs, are excluded from this calculation.

- In addition, when the aircraft are already flying to a destination for business purposes and the officers or their family members or guests ride along on the aircraft for personal travel, there is no additional variable operating cost to FedEx associated with the additional passengers, and thus no compensation is included in the table above for such personal travel. With the exception of Mr. Smith, the officer is still required to pay FedEx for such personal travel if persons on business travel occupy less than 50% of the total available seats on the aircraft. The amount of such payment is a pro rata portion (based on the total number of passengers) of the fuel cost for the flight, multiplied by two, plus applicable passenger ticket taxes and fees.

- For tax purposes, income is imputed to each named executive officer for personal travel and "business-related" travel (travel by the officer's spouse or adult guest who accompanies the officer on a business trip for the primary purpose of assisting the officer with the business purpose of the trip) for the excess, if any, of the Standard Industrial Fare Level (SIFL) value of all such flights during a calendar year over the aggregate fuel payments made by the officer during that calendar year. The Board of Directors and the FedEx executive security procedures require Mr. Smith to use FedEx corporate aircraft for all travel, including personal travel. Accordingly, FedEx reimburses Mr. Smith for taxes relating to any imputed income for his personal travel and the personal travel of his family members and guests when they are accompanying him (no such reimbursement payments have been made during the last three fiscal years). FedEx reimburses the other named executive officers for taxes relating to imputed income for business-related travel.

- *Security services and equipment:* Pursuant to FedEx's executive security procedures, the named executive officers are provided security services and equipment. To the extent the services and equipment are provided by third parties (*e.g.*, out-of-town transportation and other security-related expenses and home security system installation, maintenance and monitoring), we have included in the table above the amounts paid by FedEx for such services and equipment. For Mr. Smith, these amounts totaled $41,927, $68,750 and $30,513 for fiscal 2011, 2010 and 2009, respectively. To the extent the security services are provided by FedEx employees, we have included amounts representing: (a) the number of hours of service provided to the officer by each such employee multiplied by (b) the total hourly compensation cost of the employee (including, among other things, pension and other benefit costs). For Mr. Smith, these amounts totaled $291,377, $322,677 and $430,892 for fiscal 2011, 2010 and 2009, respectively. The amount shown for fiscal 2009 for Mr. Glenn includes approximately $59,000 of security systems for his then-new primary residence. For additional information regarding executive security services provided to Mr. Smith, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Perquisites, Tax Reimbursement Payments and Other Annual Compensation" above.

- *Tax return preparation services:* FedEx requires officers to have their income tax returns prepared by a qualified third party (other than our independent registered public accounting firm) and pays all reasonable and customary costs for such services.

- *Financial counseling services:* FedEx reimburses officers for certain financial counseling services, subject to various caps.

- *Personal use of company cars:* Effective May 1, 2010, FedEx no longer provides vehicles to any of the named executive officers. Prior to this date, FedEx provided a sport-utility vehicle to Mr. Smith for personal use. The vehicle manufacturer provided the vehicle to FedEx at no additional cost in consideration of the companies' business relationship. Even though FedEx did not incur any actual monetary costs with respect to this vehicle, compensation is included in the table above for Mr. Smith in an amount equal to the fair market lease value of the vehicle (which is also the amount of income that was imputed to Mr. Smith for tax purposes) for each fiscal year or portion thereof during which he had it.

- *Physical examinations:* FedEx pays for officers to have comprehensive annual physical examinations.

- *Supplemental Disability Benefits:* FedEx provides executive officers with salary continuation benefits for short-term disability (100% of base salary for 28 weeks) and supplemental long-term disability benefits. Both benefit programs are self-funded (*i.e.*, no premiums are paid to a third-party insurer) and thus there is no incremental cost to FedEx to provide these benefit programs.

The following table shows the amounts included in the table (the aggregate incremental cost to FedEx) for each such item:

Name	Year	Personal Use of Corporate Aircraft ($)[a]	Security Services and Equipment ($)	Tax Return Preparation Services ($)	Financial Counseling Services ($)	Personal Use of Company Cars/Car Allowance ($)	Other ($)[b]	Total ($)
F.W. Smith	2011	5,805	333,304	43,750	32,164	—	—	415,023
	2010	33,050	391,427	95,315	51,818	12,085	—	583,695
	2009	30,490	461,405	77,299	43,441	12,649	—	625,284
A.B. Graf, Jr.	2011	75,731	8,543	5,690	11,969	—	—	101,933
	2010	69,945	8,836	4,368	6,659	—	—	89,808
	2009	61,084	29,664	5,588	4,337	—	815	101,488
D.J. Bronczek	2011	—	6,535	—	25,000	—	—	31,535
	2010	6,737	35,724	7,100	24,750	—	—	74,311
	2009	—	7,729	7,100	9,250	—	—	24,079
T.M. Glenn	2011	48,200	52,902	1,000	2,150	—	669	104,921
	2010	22,624	29,584	39,450	1,250	—	791	93,699
	2009	30,684	75,247	20,250	3,079	—	1,764	131,024
R.B. Carter	2011	50,529	15,399	2,850	7,500	—	—	76,278
	2010	24,493	19,944	5,700	7,500	—	—	57,637

(a) The amounts shown for fiscal 2011 include the following amounts for use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors: Mr. Graf — $62,621; and Mr. Glenn — $47,611. The amounts shown for fiscal 2010 include the following amounts for use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors: Mr. Graf — $49,969; and Mr. Carter — $16,585. The entire amount shown for Mr. Carter for fiscal 2011 and Mr. Glenn for fiscal 2010, and the entire amounts shown for Messrs. Graf and Glenn for fiscal 2009, represent use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors.

(b) The amounts shown are for physical examinations.

The following table shows the tax reimbursement payments relating to the items listed, which are included in the table:

Name	Year	Restricted Stock ($)	Business-Related Use of Corporate Aircraft ($)	Financial Counseling Services ($)	Tax Return Preparation Services ($)	Umbrella Insurance ($)	Parity Plan – Traditional Pension Benefit ($)	Parity Plan – Portable Pension Account ($)	Total ($)
F.W. Smith	2011	—	—	—	—	—	—	—	—
	2010	—	1,438	30,072	55,245	1,280	—	3,874	91,909
	2009	—	—	25,295	45,009	1,305	597,051	4,888	673,548
A.B. Graf, Jr.	2011	358,776	—	—	—	—	—	—	358,776
	2010	437,229	—	3,850	5,758	1,280	—	2,903	451,020
	2009	371,723	—	3,073	3,628	1,305	240,260	2,528	622,517
D.J. Bronczek	2011	461,251	3,638	—	—	—	—	—	464,889
	2010	561,824	—	14,303	8,206	1,280	—	3,104	588,717
	2009	477,741	—	9,753	4,134	1,305	295,121	2,805	790,859
T.M. Glenn	2011	358,776	9,730	—	—	—	—	—	368,506
	2010	437,229	3,562	717	22,812	1,280	—	2,584	468,184
	2009	371,723	9,642	1,793	11,791	1,305	205,445	—	601,699
R.B. Carter	2011	358,776	3,004	—	—	—	—	—	361,780
	2010	437,229	1,488	7,916	3,294	1,280	—	2,099	453,306

(5) Mr. Carter was not a named executive officer for fiscal 2009. Accordingly, the table includes Mr. Carter's compensation for fiscal 2011 and 2010 only.

Grants of Plan-Based Awards During Fiscal 2011

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during the fiscal year ended May 31, 2011:

Name	Type of Plan/Award	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards — Threshold ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards — Target ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards — Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[1]	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
F.W. Smith	Stock Option[3]	06/07/2010	06/06/2010					195,500	78.19	76.52	5,224,659
	FY11 AIC[4]			0	1,606,878	4,820,634					
	FY11-FY13 LTI[5]			875,000	3,500,000	5,250,000					
A.B. Graf, Jr.	Restricted Stock[6]	06/07/2010	06/06/2010				8,000				625,520
	Stock Option[3]	06/07/2010	06/06/2010					23,100	78.19	76.52	617,338
	FY11 AIC[4]			0	785,030	1,884,072					
	FY11-FY13 LTI[5]			300,000	1,200,000	1,800,000					
D.J. Bronczek	Restricted Stock[6]	06/07/2010	06/06/2010				10,285				804,184
	Stock Option[3]	06/07/2010	06/06/2010					30,775	78.19	76.52	822,450
	FY11 AIC[4]			0	910,236	2,184,566					
	FY11-FY13 LTI[5]			375,000	1,500,000	2,250,000					
T.M. Glenn	Restricted Stock[6]	06/07/2010	06/06/2010				8,000				625,520
	Stock Option[3]	06/07/2010	06/06/2010					23,100	78.19	76.52	617,338
	FY11 AIC[4]			0	724,669	1,739,206					
	FY11-FY13 LTI[5]			300,000	1,200,000	1,800,000					
R.B. Carter	Restricted Stock[6]	06/07/2010	06/06/2010				8,000				625,520
	Stock Option[3]	06/07/2010	06/06/2010					23,100	78.19	76.52	617,338
	FY11 AIC[4]			0	663,444	1,592,266					
	FY11-FY13 LTI[5]			300,000	1,200,000	1,800,000					

(1) The exercise price of the options is the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of grant.

(2) Represents the grant date fair value of each equity-based award, computed in accordance with FASB ASC Topic 718. See note 1 to the Summary Compensation Table for information regarding the assumptions used in the calculation of these amounts.

(3) Stock options granted to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. The options may not be transferred in any manner other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of stock option awards.

(4) In July 2010, the Compensation Committee (with respect to Mr. Bronczek) and the Board of Directors (with respect to Messrs. Smith, Graf, Glenn and Carter) established this annual performance cash compensation plan, which provided a cash payment opportunity to the named executive officers at the conclusion of fiscal 2011. Payment amounts were based upon the achievement of company financial performance goals for fiscal 2011 (and Mr. Smith's performance with respect to his payout) and the achievement of individual objectives established at the beginning of fiscal 2011 for each officer other than Mr. Smith. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Cash Payments Under Annual Incentive Compensation Program" above for further discussion of this plan, including actual payment amounts.

(5) The Board of Directors established this long-term performance cash compensation plan in June 2010. The plan provides a long-term cash payment opportunity to the named executive officers at the conclusion of fiscal 2013 if FedEx achieves an aggregate earnings-per-share goal established by the Board with respect to the three-fiscal-year period 2011 through 2013. No amounts can be earned under the plan until 2013 because achievement of the earnings-per-share goal can only be determined following the conclusion of the three-fiscal-year period. The estimated individual future payouts under the plan are set dollar amounts ranging from threshold (minimum) amounts, if the earnings-per-share goal achieved is less than target, up to maximum amounts, if the plan goal is substantially exceeded. There is no assurance that these estimated future payouts will be achieved. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Cash Payments Under LTI Program" above for further discussion of this plan.

(6) Shares of restricted stock awarded to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. Holders of restricted shares are entitled to vote such shares and receive any dividends paid on FedEx common stock. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient (these tax reimbursement payments are included in the "All Other Compensation" column in the Summary Compensation Table). See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of restricted stock awards.

Outstanding Equity Awards at End of Fiscal 2011

The following table sets forth for each named executive officer certain information about unexercised stock options and unvested shares of restricted stock held at the end of the fiscal year ended May 31, 2011:

	Option Awards				Stock Awards	
Name	**Number of Securities Underlying Unexercised Options (#)** **Exercisable**	**Number of Securities Underlying Unexercised Options (#)** **Unexercisable[(a)]**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)[(a)]**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[(b)]**
F.W. Smith	375,000	—	53.7650	06/03/2012		
	250,000	—	64.5300	06/02/2013		
	325,000	—	72.8450	06/01/2014		
	250,000	—	89.7000	06/01/2015		
	200,000	—	110.0600	06/01/2016		
	131,250	43,750[(1)]	114.7400	07/09/2017		
	102,075	102,075[(2)]	90.8100	06/02/2018		
	67,937	203,813[(3)]	56.3100	06/08/2019		
	—	195,500[(4)]	78.1900	06/07/2020		
A.B. Graf, Jr.	45,000	—	53.7650	06/03/2012		
	65,000	—	64.5300	06/02/2013		
	38,250	—	72.8450	06/01/2014		
	34,425	—	89.7000	06/01/2015		
	33,155	—	110.0600	06/01/2016		
	15,491	5,164[(5)]	114.7400	07/09/2017		
	3,750	1,250[(6)]	84.6550	01/14/2018		
	12,050	12,050[(7)]	90.8100	06/02/2018		
	8,645	25,935[(8)]	56.3100	06/08/2019		
	—	23,100[(9)]	78.1900	06/07/2020	23,054[(10)]	2,158,777
D.J. Bronczek.	83,451	—	64.5300	06/02/2013		
	49,628	—	72.8450	06/01/2014		
	45,900	—	89.7000	06/01/2015		
	27,540	—	110.0600	06/01/2016		
	20,655	6,885[(11)]	114.7400	07/09/2017		
	16,065	16,065[(12)]	90.8100	06/02/2018		
	11,638	34,917[(13)]	56.3100	06/08/2019		
	—	30,775[(14)]	78.1900	06/07/2020	29,631[(15)]	2,774,647
T.M. Glenn	45,000	—	53.7650	06/03/2012		
	65,000	—	64.5300	06/02/2013		
	38,250	—	72.8450	06/01/2014		
	34,425	—	89.7000	06/01/2015		
	20,655	—	110.0600	06/01/2016		
	15,491	5,164[(16)]	114.7400	07/09/2017		
	3,750	1,250[(17)]	103.3500	09/24/2017		
	12,050	12,050[(18)]	90.8100	06/02/2018		
	8,645	25,935[(19)]	56.3100	06/08/2019		
	—	23,100[(20)]	78.1900	06/07/2020	23,054[(21)]	2,158,777
R.B. Carter	22,233	—	53.7650	06/03/2012		
	41,262	—	64.5300	06/02/2013		
	28,874	—	72.8450	06/01/2014		
	30,122	—	89.7000	06/01/2015		
	20,655	—	110.0600	06/01/2016		
	15,491	5,164[(22)]	114.7400	07/09/2017		
	3,750	1,250[(23)]	103.3500	09/24/2017		
	12,050	12,050[(24)]	90.8100	06/02/2018		
	8,645	25,935[(25)]	56.3100	06/08/2019		
	—	23,100[(26)]	78.1900	06/07/2020	23,054[(27)]	2,158,777

(a) The following table sets forth the vesting dates of the options and restricted stock included in these columns:

		Date	Number
F.W. Smith	(1)	07/09/2011	43,750
	(2)	06/02/2011	51,037
		06/02/2012	51,038
	(3)	06/08/2011	67,938
		06/08/2012	67,937
		06/08/2013	67,938
	(4)	06/07/2011	48,875
		06/07/2012	48,875
		06/07/2013	48,875
		06/07/2014	48,875

		Date	Number
A.B. Graf, Jr.	(5)	07/09/2011	5,164
	(6)	01/14/2012	1,250
	(7)	06/02/2011	6,025
		06/02/2012	6,025
	(8)	06/08/2011	8,645
		06/08/2012	8,645
		06/08/2013	8,645
	(9)	06/07/2011	5,775
		06/07/2012	5,775
		06/07/2013	5,775
		06/07/2014	5,775
	(10)	06/02/2011	1,757
		06/07/2011	2,000
		06/08/2011	3,334
		07/09/2011	1,537
		06/02/2012	1,758
		06/07/2012	2,000
		06/08/2012	3,334
		06/07/2013	2,000
		06/08/2013	3,334
		06/07/2014	2,000

		Date	Number
D.J. Bronczek	(11)	07/09/2011	6,885
	(12)	06/02/2011	8,032
		06/02/2012	8,033
	(13)	06/08/2011	11,639
		06/08/2012	11,639
		06/08/2013	11,639
	(14)	06/07/2011	7,693
		06/07/2012	7,694
		06/07/2013	7,694
		06/07/2014	7,694
	(15)	06/02/2011	2,259
		06/07/2011	2,571
		06/08/2011	4,284
		07/09/2011	1,976
		06/02/2012	2,259
		06/07/2012	2,571
		06/08/2012	4,284
		06/07/2013	2,571
		06/08/2013	4,284
		06/07/2014	2,572

		Date	Number
T.M. Glenn	(16)	07/09/2011	5,164
	(17)	09/24/2011	1,250
	(18)	06/02/2011	6,025
		06/02/2012	6,025
	(19)	06/08/2011	8,645
		06/08/2012	8,645
		06/08/2013	8,645
	(20)	06/07/2011	5,775
		06/07/2012	5,775
		06/07/2013	5,775
		06/07/2014	5,775
	(21)	06/02/2011	1,757
		06/07/2011	2,000
		06/08/2011	3,334
		07/09/2011	1,537
		06/02/2012	1,758
		06/07/2012	2,000
		06/08/2012	3,334
		06/07/2013	2,000
		06/08/2013	3,334
		06/07/2014	2,000

		Date	Number
R.B. Carter	(22)	07/09/2011	5,164
	(23)	09/24/2011	1,250
	(24)	06/02/2011	6,025
		06/02/2012	6,025
	(25)	06/08/2011	8,645
		06/08/2012	8,645
		06/08/2013	8,645
	(26)	06/07/2011	5,775
		06/07/2012	5,775
		06/07/2013	5,775
		06/07/2014	5,775
	(27)	06/02/2011	1,757
		06/07/2011	2,000
		06/08/2011	3,334
		07/09/2011	1,537
		06/02/2012	1,758
		06/07/2012	2,000
		06/08/2012	3,334
		06/07/2013	2,000
		06/08/2013	3,334
		06/07/2014	2,000

(b) Computed by multiplying the closing market price of FedEx's common stock on May 31, 2011 (which was $93.64) by the number of shares.

Option Exercises and Stock Vested During Fiscal 2011

The following table sets forth for each named executive officer certain information about stock options that were exercised and restricted stock that vested during the fiscal year ended May 31, 2011:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
F.W. Smith	437,500	23,335,839	—	—
A.B. Graf, Jr.	—	—	8,164	642,628
D.J. Bronczek	—	—	10,493	825,951
T.M. Glenn	31,250	1,665,756	8,164	642,628
R.B. Carter	—	—	8,164	642,628

(1) If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of exercise and the exercise price of the option.

(2) Represents the fair market value of the shares on the vesting date.

Fiscal 2011 Pension Benefits

The following table sets forth for each named executive officer the present value of accumulated benefits at May 31, 2011, under FedEx's defined benefit pension plans. For information regarding benefits triggered by retirement under our stock option and restricted stock plans, see "— Potential Payments Upon Termination or Change of Control" below.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Fiscal 2011 ($)
F.W. Smith.	FedEx Corporation Employees' Pension Plan	39	1,296,682	—
	FedEx Corporation Retirement Parity Pension Plan	39	24,503,647	—
A.B. Graf, Jr.	FedEx Corporation Employees' Pension Plan	31	1,230,646	—
	FedEx Corporation Retirement Parity Pension Plan	31	10,165,019	—
D.J. Bronczek	FedEx Corporation Employees' Pension Plan	35	1,278,587	—
	FedEx Corporation Retirement Parity Pension Plan	35	12,489,259	—
T.M. Glenn	FedEx Corporation Employees' Pension Plan	30	1,102,570	—
	FedEx Corporation Retirement Parity Pension Plan	30	8,305,556	—
R.B. Carter	FedEx Corporation Employees' Pension Plan	18	570,116	—
	FedEx Corporation Retirement Parity Pension Plan	18	3,751,098	—

(1) These amounts were determined using assumptions (*e.g.*, for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2011. The benefits are expressed as lump sum amounts, even though the benefits using the traditional pension benefit formula under the Pension Plan (as defined below) are generally not payable as a lump sum distribution (only $1,000 or less may be distributed as a lump sum under the Pension Plan). The benefits using the Portable Pension Account formula under the Pension Plan may be paid as a lump sum.

The present value of the Pension Plan traditional pension benefit is equal to the single life annuity payable at the normal retirement date (age 60), or June 1, 2011, if the officer is past normal retirement age, converted based on an interest rate of 5.763% and the RP2000 Combined Blue Collar Mortality Table projected to 2018 and discounted to May 31, 2011, using an interest rate of 5.763%. The present value of the Parity Plan (as defined below) traditional pension benefit is equal to the single life annuity payable at the normal retirement age, or June 1, 2011, if the officer is past normal retirement age, converted based on an interest rate of 5% and United States Government-approved assumptions as to life expectancy and discounted to May 31, 2011, using an interest rate of 5.763%. The present value of the Portable Pension Account (discussed below) is equal to the officer's account balance at May 31, 2011, projected to normal retirement date, if applicable, based on an interest rate of 4% (compounded quarterly) and discounted to May 31, 2011, using an interest rate of 5.763%.

Overview of Pension Plans

FedEx maintains a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan (the "Pension Plan"). For 2011, the maximum compensation limit under a tax-qualified pension plan is $245,000. The Internal Revenue Code also limits the maximum annual benefits that may be accrued under a tax-qualified, defined benefit pension plan. In order to provide 100% of the benefits that would otherwise be denied certain management-level participants in the Pension Plan due to these limitations, FedEx also maintains a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan (the "Parity Plan"). Benefits under the Parity Plan are general, unsecured obligations of FedEx.

Effective May 31, 2003, FedEx amended the Pension Plan and the Parity Plan to add a cash balance feature, which is called the Portable Pension Account. Eligible employees as of May 31, 2003, had the option to make a one-time election to accrue future pension benefits under either the cash balance formula or the traditional pension benefit formula. In either case, employees retained all benefits previously accrued under the traditional pension benefit formula and continued to receive the benefit of future compensation increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003, accrue benefits exclusively under the Portable Pension Account.

Beginning June 1, 2008, eligible employees who participate in the Pension Plan and the Parity Plan, including the named executive officers, accrue all future pension benefits under the Portable Pension Account. In addition, benefits previously accrued under the Pension Plan and the Parity Plan using the traditional pension benefit formula were capped as of May 31, 2008, and those benefits will be payable beginning at retirement. Effective June 1, 2008, each participant in the Pension Plan and the Parity Plan who was age 40 or older on that date and who has an accrued traditional pension benefit will receive a transition compensation credit, as described in more detail below. Employees who elected in 2003 to accrue future benefits under the Portable Pension Account will continue to accrue benefits under that formula.

The named executive officers also participate in the 401(k) Plan. Beginning January 1, 2008, the annual matching company contribution under the 401(k) Plan is a maximum of 3.5% of eligible earnings. Effective February 1, 2009, however, 401(k) company-matching contributions were suspended for all participants, including the named executive officers. We reinstated these contributions at 50% of previous levels (a maximum of 1.75% of eligible earnings) effective January 1, 2010, and fully restored these contributions effective January 1, 2011.

In order to provide 100% of the benefits that would otherwise be limited due to certain limitations imposed by United States tax laws, effective June 1, 2008, Parity Plan participants, including the named executive officers, received additional Portable Pension Account compensation credits equal to 3.5% of any eligible earnings above the maximum compensation limit for tax-qualified plans. Effective June 1, 2009, however, the additional compensation credit under the Parity Plan was suspended for all participants, including the named executive officers. We reinstated 50% of the additional Portable Pension Account compensation credit benefit effective June 1, 2010, and fully reinstated the benefit effective June 1, 2011 (the next such credit will be made as of May 31, 2012).

Normal retirement age for the majority of participants, including the named executive officers, under the Pension Plan and the Parity Plan is age 60. The traditional pension benefit under the Pension Plan for a participant who retires between the ages of 55 and 60 will be reduced by 3% for each year the participant receives his or her benefit prior to age 60.

Traditional Pension Benefit

Under the traditional pension benefit formula, the Pension Plan and the Parity Plan provide 2% of the average of the five calendar years (three calendar years for the Parity Plan) of highest earnings during employment multiplied by years of credited service for benefit accrual up to 25 years. Eligible compensation for the traditional pension benefit under the Pension Plan and the Parity Plan for the named executive officers includes salary and annual incentive compensation.

A named executive officer's capped accrued traditional pension benefit was calculated using his years of credited service as of either May 31, 2003 or May 31, 2008, depending on whether he chose to accrue future benefits under the cash balance formula or the traditional pension benefit formula in 2003, and his eligible earnings history as of May 31, 2008.

Portable Pension Account

The benefit under the Portable Pension Account is expressed as a notional cash balance account. For each plan year in which a participant is credited with a year of service, compensation credits are added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Compensation Credit
Less than 55	5%
55-64	6%
65-74	7%
75 or over	8%

On May 31, 2010, the sum of age plus years of service for the named executive officers was as follows: Mr. Smith — 103; Mr. Graf — 86; Mr. Bronczek — 89; Mr. Glenn — 83; and Mr. Carter — 67. Eligible compensation under the Portable Pension Account feature for the named executive officers includes salary and annual incentive compensation. Messrs. Smith, Graf and Bronczek elected the Portable Pension Account feature in 2003. Messrs. Glenn and Carter began accruing benefits under the Portable Pension Account in fiscal 2009.

Transition compensation credits are an additional compensation credit percentage to be granted to participants in the Pension Plan and the Parity Plan who were age 40 or older on June 1, 2008, and who have an accrued benefit under the traditional pension benefit formula. For each plan year in which an eligible participant is credited with a year of service, transition compensation credits will be added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Transition Compensation Credit*
Less than 55	2%
55-64	3%
65-74	4%
75 or over	5%

* For years of credited service over 25, transition compensation credits are 2% per year.

An eligible participant will receive transition compensation credits for five years (through May 31, 2013) or until he or she has 25 years of credited service, whichever is longer. For participants with 25 or more years of service, transition compensation credits are 2% per year and will cease as of May 31, 2013. An eligible participant's first transition compensation credit was added to his or her Portable Pension Account as of May 31, 2009.

Interest credits are added to a participant's Portable Pension Account benefit as of the end of each fiscal quarter (August 31, November 30, February 28 and May 31) after a participant accrues his or her first compensation credit. The May 31 interest credit is added prior to the May 31 compensation credit or transition compensation credit (or additional compensation credit under the Parity Plan). Interest credits are based on the Portable Pension Account notional balance and a quarterly interest-crediting rate, which is equal to the greater of (a) ¼ of the one-year Treasury constant maturities rate for April of the preceding plan year plus 0.25% and (b) 1% (¼ of 4%). The quarterly interest crediting rate, when compounded quarterly, cannot produce an annual rate greater than the average 30-year Treasury rate for April of the preceding plan year (or, if larger, such other rate as may be required for certain tax law purposes). In no event, however, will the quarterly interest crediting rate be less than 0.765%. Interest credits will continue to be added until the last day of the month before plan benefits are distributed. The quarterly interest-crediting rate for the plan year ended May 31, 2010, was 1%. The quarterly interest-crediting rate for the plan year ended May 31, 2011, was 1%.

Lump Sum Distribution

Upon a participant's retirement, the vested traditional pension benefit under the Pension Plan is payable as a monthly annuity. Upon a participant's retirement or other termination of employment, an amount equal to the vested Portable Pension Account notional balance under the Pension Plan is payable to the participant in the form of a lump sum payment or an annuity.

All Parity Plan benefits are paid as a single lump sum distribution as follows:

• For the portion of the benefit accrued under the Portable Pension Account formula, the lump sum benefit will be paid six months following the date of the participant's termination of employment; and

• For the portion of the benefit accrued under the traditional pension benefit formula, the lump sum benefit will be paid the later of the date the participant turns age 55 or six months following the date of the participant's termination of employment.

Taxes

Prior to May 1, 2010, FedEx paid the FICA taxes attributable to the Parity Plan benefit on behalf of the participant, and reimbursed the participant for any taxes resulting from the payment of such taxes. Under current law, Parity Plan benefits are subject to FICA taxes when they are definitely determinable. Benefits accrued under the Portable Pension Account formula are definitely determinable each year that a participant receives a compensation credit. Accordingly, to the extent the FICA taxes relate to the Portable Pension Account under the Parity Plan, they are due and the tax reimbursement payments were made as the benefits were accrued. Such payments to the named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table.

Because the traditional pension benefit under the Parity Plan was capped as of May 31, 2008, such benefit became definitely determinable in calendar 2008. As a result, the entire present value of the Parity Plan traditional pension benefit of a participant, including each of the named executive officers, was subject to FICA taxes in calendar 2008. Accordingly, in fiscal 2009, FedEx made one-time payments for the FICA taxes relating to the traditional pension benefit under the Parity Plan and the related tax gross-up for all participants, including the named executive officers. Such payments to the named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table.

Effective May 1, 2010, we discontinued tax reimbursement payments relating to benefits accrued under the Parity Plan.

Potential Payments Upon Termination or Change of Control

This section provides information regarding payments and benefits to the named executive officers that would be triggered by termination of the officer's employment (including resignation, or voluntary termination; severance, or involuntary termination; and retirement) or a change of control of FedEx.

Each of the named executive officers is an at-will employee and, as such, does not have an employment contract. In addition, if the officer's employment terminates for any reason other than retirement, death or permanent disability, any unvested stock options are automatically terminated and any unvested shares of restricted stock are automatically forfeited. Accordingly, there are no payments or benefits that are triggered by any termination event (including resignation and severance), other than retirement, death or permanent disability or termination after a change of control of FedEx.

Benefits Triggered by Retirement, Death or Permanent Disability — Stock Option and Restricted Stock Plans

Retirement. When an employee retires:

- for restricted shares granted prior to June 1, 2011, if retirement occurs at or after age 60, all restrictions applicable to the restricted shares held by the employee lapse on the later of the date of retirement or the first anniversary of the date of award of the restricted shares;

- for restricted shares granted on or after June 1, 2011, if retirement occurs at or after age 60, all restrictions applicable to the restricted shares held by the employee shall lapse on the date of retirement;

- if retirement occurs at or after age 55, but before age 60, the restrictions applicable to restricted shares held by the employee continue until the earlier of the specified expiration of the restriction period, the employee's permanent disability or the employee's death; and

- all of the employee's unvested stock options terminate.

For information regarding retirement benefits under our pension plans, see "— Fiscal 2011 Pension Benefits" above.

Death or Permanent Disability. When an employee dies or becomes permanently disabled:

- for restricted shares granted prior to June 1, 2011, all restrictions applicable to the restricted shares held by the employee lapse on the later of the termination date or the first anniversary of the date of award of the restricted shares;

- for restricted shares granted on or after June 1, 2011, all restrictions applicable to the restricted shares held by the employee shall lapse on the termination date; and

- all of the employee's unvested stock options immediately vest.

The following table quantifies for each named executive officer the value of his unvested restricted shares and stock options, the vesting of which would be accelerated upon death or permanent disability (assuming the officer died or became permanently disabled on May 31, 2011):

Benefits Triggered by Death or Permanent Disability

Name	Value of Unvested Restricted Shares ($)[1]	Value of Unvested Stock Options ($)[2]	Total ($)
F.W. Smith	—	10,917,687	10,917,687
A.B. Graf, Jr.	2,158,777	1,370,381	3,529,158
D.J. Bronczek	2,774,647	1,824,389	4,599,036
T.M. Glenn	2,158,777	1,359,150	3,517,927
R.B. Carter	2,158,777	1,359,150	3,517,927

(1) Computed by multiplying the closing market price per share of FedEx's common stock on May 31, 2011 (which was $93.64) by the number of unvested shares of restricted stock held by the officer as of May 31, 2011 (including 8,000 shares for each of Messrs. Graf, Glenn and Carter and 10,285 shares for Mr. Bronczek, which shares were granted on June 7, 2010, and could not otherwise immediately vest in connection with the officer's death or permanent disability prior to June 7, 2011).

(2) Represents the difference between the closing market price per share of FedEx's common stock on May 31, 2011 (which was $93.64) and the exercise price of each unvested option held by the officer as of May 31, 2011.

In addition, FedEx provides each named executive officer with:

- $1,500,000 of group term life insurance coverage;

- $500,000 of business travel accident insurance coverage for death or certain injuries suffered as a result of an accident while traveling on company business; and

- A supplemental long-term disability program, with a monthly benefit equal to 60% of the officer's basic monthly earnings (provided the officer continues to meet the definition of disability, these benefits generally continue until age 65).

Benefits Triggered by Change of Control or Termination after Change of Control — Stock Option and Restricted Stock Plans and Management Retention Agreements

Stock Option and Restricted Stock Plans. Our stock option plans provide that, in the event of a change of control (as defined in the plans), each holder of an unexpired option under any of the plans has the right to exercise such option without regard to the date such option would first be exercisable. Except with respect to stock options granted under FedEx's 2010 Omnibus Stock Incentive Plan, this right continues, with respect to holders whose employment with FedEx terminates following a change of control, for a period of twelve months after such termination or until the option's expiration date, whichever is sooner.

Our restricted stock plans provide that, in the event of a change of control (as defined in the plans), depending on the change of control event, either (i) the restricted shares will be canceled and FedEx shall make a cash payment to each holder in an amount equal to the product of the highest price per share received by the holders of FedEx's common stock in connection with the change of control multiplied by the number of restricted shares held or (ii) the restrictions applicable to any such shares will immediately lapse.

The following table quantifies for each named executive officer the value of his unvested restricted shares and stock options, the vesting of which would be accelerated upon a change of control (assuming that the change of control occurred on May 31, 2011, and that the highest price per share received by FedEx's

stockholders in connection with the change of control was the closing market price on May 31, 2011, which was $93.64):

Benefits Triggered by Change of Control[1]

Name	Value of Unvested Restricted Shares ($)[2]	Value of Unvested Stock Options ($)[3]	Total ($)
F.W. Smith	—	10,917,687	10,917,687
A.B. Graf, Jr.	2,158,777	1,370,381	3,529,158
D.J. Bronczek	2,774,647	1,824,389	4,599,036
T.M. Glenn	2,158,777	1,359,150	3,517,927
R.B. Carter	2,158,777	1,359,150	3,517,927

(1) As discussed below, the officer is also entitled under his MRA (as defined below) to a two-year employment agreement upon a change of control and certain guaranteed compensation and benefits during the term of the two-year employment period.

(2) Computed by multiplying the closing market price per share of FedEx's common stock on May 31, 2011 (which was $93.64) by the number of unvested shares of restricted stock held by the officer as of May 31, 2011.

(3) Represents the difference between the closing market price per share of FedEx's common stock on May 31, 2011 (which was $93.64) and the exercise price of each unvested option held by the officer as of May 31, 2011.

Management Retention Agreements. FedEx has entered into Management Retention Agreements ("MRAs") with each of its executive officers, including the named executive officers. The purpose of the MRAs is to secure the executives' continued services in the event of any threat or occurrence of a change of control (as defined in the MRAs; such term has the same meaning as used in FedEx's equity compensation plans). The terms and conditions of the MRAs with the named executive officers are summarized below.

Term. Each MRA renews annually for consecutive one-year terms, unless FedEx gives at least thirty days', but not more than ninety days', prior notice that the agreement will not be extended. The non-extension notice may not be given at any time when the Board of Directors has knowledge that any person has taken steps reasonably calculated to effect a change of control of FedEx.

Employment Period. Upon a change of control, the MRA immediately establishes a two-year employment agreement with the executive officer. During the employment period, the officer's position (including status, offices, titles and reporting relationships), authority, duties and responsibilities may not be materially diminished.

Compensation. During the two-year employment period, the executive officer receives base salary (no less than his or her highest base salary over the twelve-month period prior to the change of control) and is guaranteed the same annual incentive compensation opportunities as in effect during the 90-day period immediately prior to the change of control. The executive officer also receives incentive (including long-term performance bonus) and retirement plan benefits, expense reimbursement, fringe benefits, office and staff support, welfare plan benefits and vacation benefits. These benefits must be no less than the benefits the officer had during the 90-day period immediately prior to the change of control.

Termination. The MRA terminates immediately upon the executive officer's death, voluntary termination or retirement. FedEx may terminate the MRA for disability, as determined in accordance with the procedures under FedEx's long-term disability benefits plan. Once disability is established, he or she receives 180 days' prior notice of termination. During the employment period, FedEx also may terminate the officer's employment for "cause" (which includes any act of dishonesty by the officer intended to result in substantial personal enrichment,

the conviction of the officer of a felony and certain material violations by the officer of his or her obligations under the MRA).

Benefits for Qualifying Termination. A "qualifying termination" is a termination of the executive's employment by FedEx other than for cause, disability or death or by the officer for "good reason" (principally relating to a material diminution in the officer's authority, duties or responsibilities or a material failure by FedEx to compensate the officer as provided in the MRA).

In the event of a qualifying termination, the executive officer will receive a lump sum cash payment equal to two times his or her base salary (the highest annual rate in effect during the twelve-month period prior to the date of termination) *plus* two times target annual incentive compensation. The payments will be made to the officer on the date that is six months after his or her date of termination (or, if earlier than the end of such six-month period, within 30 days following the date of the executive's death). In addition, the executive officer will receive 18 months of continued coverage of medical, dental and vision benefits.

An executive officer's benefits under the MRA will be reduced to the largest amount that would result in none of the MRA payments being subject to any excise tax. If the Internal Revenue Service otherwise determines that any MRA benefits are subject to excise taxes, the executive officer is required to repay FedEx the minimum amount necessary so that no excise taxes are payable.

In exchange for these benefits, the executive officer has agreed that, for the one-year period following his or her termination, he or she will not own, manage, operate, control or be employed by any enterprise that competes with FedEx or any of its affiliates.

The following table quantifies for each named executive officer the payments and benefits under his MRA triggered by a qualifying termination of the officer immediately following a change of control (assuming that the change of control and qualifying termination occurred on May 31, 2011, and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price of FedEx's common stock on May 31, 2011, which was $93.64):

Payments and Benefits Triggered by Qualifying Termination after Change of Control

Name	Lump Sum Cash Payment – 2x Base Salary and 2x Target Annual Bonus ($)	Health Benefits ($)	Total ($)
F.W. Smith	5,685,876	52,371	5,738,247
A.B. Graf, Jr.	3,314,572	23,317	3,337,889
D.J. Bronczek	3,640,944	22,452	3,663,396
T.M. Glenn	3,059,714	23,296	3,083,010
R.B. Carter	2,801,208	20,047	2,821,255

DIRECTORS' COMPENSATION

Outside Directors' Compensation

During fiscal 2011, non-management (outside) directors were paid:

- a quarterly retainer of $19,375 for the first and second quarters and a quarterly retainer of $20,000 for the third and fourth quarters;

- $2,000 for each in-person Board meeting attended; and

- $2,000 for each in-person committee meeting attended.

Outside directors who attended a Board or committee meeting telephonically were paid 75% of the applicable in-person meeting fee.

For fiscal 2011, chairpersons of the Compensation, Nominating & Governance and Information Technology Oversight Committees were paid an additional annual fee of $13,500. The Audit Committee chairperson was paid an additional annual fee of $22,500. Each outside director who was elected at the 2010 annual meeting received a stock option for 4,600 shares of common stock.

Frederick W. Smith, the only director who is also a FedEx employee, receives no additional compensation for serving as a director.

The Compensation Committee annually reviews director compensation, including, among other things, comparing FedEx's director compensation practices with those of other companies with annual revenues between $20 billion and $70 billion. Before making a recommendation regarding director compensation to the Board, the Compensation Committee considers that the directors' independence may be compromised if compensation exceeds appropriate levels or if FedEx enters into other arrangements beneficial to the directors.

Retirement Plan for Outside Directors

In July 1997, the Board of Directors of FedEx Express (FedEx's predecessor) voted to freeze the Retirement Plan for Outside Directors (that is, no further benefits would be earned under this plan). Concurrent with the freeze, the Board amended the plan to accelerate the vesting of the benefits for each outside director who was not yet vested under the plan. This plan is unfunded and any benefits under the plan are general, unsecured obligations of FedEx. Once all benefits are paid from the plan, it will be terminated.

The retirement benefit under the plan is based on the annual retainer fee for outside directors at the time the plan was frozen ($40,000) and the years of service of an outside director on the Board at that time. The benefit is calculated as an annual amount equal to 10% for each year of service up to 100% of the annual retainer fee at the time the plan was frozen. For example, an outside director with two years of credited service has an annual benefit equal to $8,000 (20% of $40,000), and an outside director with ten or more years of credited service has an annual benefit equal to $40,000 (100% of $40,000).

An outside director's annual benefit is payable for no less than ten years and no more than fifteen years based on the director's years of credited service. Under the plan, an outside director with ten or fewer years of credited service is entitled to ten years of payments, and an outside director with fifteen or more years of credited service is entitled to fifteen years of payments (no outside director entitled to benefits under the plan had between eleven and fourteen years of credited service). For example, an outside director with nine years of credited service is entitled to receive payments of $36,000 ($40,000 x 90%) for ten years. An outside director with fifteen years of service is entitled to receive payments of $40,000 for fifteen years.

An outside director covered under the plan was entitled to a retirement benefit beginning as of the first day of the fiscal quarter of FedEx next following the date of termination of his or her directorship or the date such director attains age 60, whichever was later. This benefit was the annual amount, calculated as set forth above, payable at the director's election either as a lump sum distribution (computed based on the applicable discount rate in effect as of the date of distribution under the Pension Plan) or in quarterly installments for the applicable number of years based on the director's years of credited service.

The lump sum benefit payable under the plan was previously calculated based on the interest rate assumption used in the Pension Plan (which was an index of 30-year Treasury rates). Federal law requires the use of a higher interest rate assumption for lump sum payments under the Pension Plan beginning on June 1, 2008. In order to prevent a significant reduction of the lump sum benefit payable to the directors still covered by the plan and avoid adverse tax consequences under United States tax law, in September 2008 the Board of Directors amended and restated the Retirement Plan for Outside Directors to maintain the use of an index of 30-year Treasury rates as the plan's interest rate assumption (*i.e.*, the interest rate assumption used under the Parity Plan). This amendment only applies to directors who retire after December 31, 2008, and eliminated the option to receive quarterly installment payments.

As a result, the plan benefit payable to the four individuals who served on the Board during fiscal 2011 who have not yet received any plan benefits shall be paid only as a single lump sum distribution. The amount of the distribution shall be equal to the lump sum present value of the director's quarterly installment payments determined as set forth above, computed based on the applicable discount rate in effect as of the date of distribution under the Parity Plan. The lump sum distribution is payable on or before the fifteenth business day of the month immediately following the later of the date of the director's retirement or the date he or she attains age 60. In the event of the outside director's death, his or her surviving spouse shall be entitled to receive the lump sum payment.

The following table sets forth for each person entitled to receive future benefits under the plan who served on the Board during fiscal 2011, his or her years of credited service and the amount payable to him or her assuming a hypothetical retirement date of June 1, 2011 (or September 27, 2010, with respect to Judith L. Estrin, or September 26, 2011, with respect to Mr. Hyde). Ms. Estrin retired from the Board of Directors immediately before the 2010 annual meeting, and in accordance with the terms of the plan, her benefit will not be payable until she attains age 60. Mr. Hyde is retiring from the Board of Directors immediately before this year's annual meeting. The amount shown for Mr. Hyde is the amount he will be paid upon his retirement.

Name	Years of Credited Service	Lump Sum Payment Amount ($)
J.L. Estrin	10	278,907[1]
J.R. Hyde, III	15	441,597
J.I. Smith	9	292,825
P.S. Walsh	2	54,768[1]

(1)   Discounted from the age 60 normal retirement date provided for in the plan.

Fiscal 2011 Director Compensation

The following table sets forth information regarding the compensation of FedEx's non-employee (outside) directors for the fiscal year ended May 31, 2011:

Name	Fees Earned or Paid in Cash ($)[1]	Option Awards ($)[2][3]	All Other Compensation ($)	Total ($)
J.L. Barksdale	128,250	129,488	—	257,738
J.A. Edwardson	131,750	129,488	—	261,238
J.L. Estrin[4]	38,624	—	3,362	41,986
J.R. Hyde, III	102,250	129,488	—	231,738
S.A. Jackson	128,250	129,488	—	257,738
S.R. Loranger	123,750	129,488	—	253,238
G.W. Loveman	116,750	129,488	—	246,238
S.C. Schwab	102,250	129,488	—	231,738
J.I. Smith	107,250	129,488	—	236,738
D.P. Steiner	107,750	129,488	—	237,238
P.S. Walsh	103,750	129,488	—	233,238

(1) Includes meeting fees, quarterly retainer payments and committee chairperson fees (as applicable). See "— Outside Directors' Compensation" above.

(2) On September 27, 2010, each outside director elected at the 2010 annual meeting received a stock option for 4,600 shares of common stock. The grant date fair value of each such option, computed in accordance with FASB ASC Topic 718, was $129,488. Assumptions used in the calculation of these amounts are included in note 9 to our audited consolidated financial statements for the fiscal year ended May 31, 2011, included in our Annual Report on Form 10-K for fiscal 2011. Stock options granted to the outside directors generally vest fully one year after the grant date.

(3) The following table sets forth the aggregate number of outstanding stock options held by each current or former outside director listed in the above table as of May 31, 2011:

Name	Options Outstanding
J.L. Barksdale	42,640
J.A. Edwardson	50,640
J.L. Estrin	54,040
J.R. Hyde, III	50,640
S.A. Jackson	29,640
S.R. Loranger	24,240
G.W. Loveman	13,400
S.C. Schwab	15,440
J.I. Smith	47,640
D.P. Steiner	11,040
P.S. Walsh	50,640

(4) Judith Estrin retired as a director immediately before the 2010 annual meeting. The amount in the "All Other Compensation" column for Ms. Estrin is for a tax reimbursement payment relating to her retirement gift.

PROPOSAL 2 — AMENDMENT TO CERTIFICATE OF INCORPORATION IN ORDER TO ALLOW STOCKHOLDERS TO CALL SPECIAL MEETINGS

The Board of Directors recommends that the stockholders approve an amendment to FedEx's Second Amended and Restated Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws, as described below).

FedEx's Certificate of Incorporation currently provides that only the Board of Directors may call a special stockholders' meeting. The stockholders are asked to approve an amendment to Article Twelfth of the Certificate of Incorporation to remove this restriction by deleting the second sentence of Article Twelfth as follows:

"ARTICLE TWELFTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. ~~Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.~~"

The Board of Directors has approved amendments to Article II, Sections 5 and 11 of FedEx's Amended and Restated Bylaws to provide stockholders with the right to call a special meeting of stockholders. In particular, subject to the notice, information and other requirements set forth in Article II, Section 5 of the Bylaws, a special meeting of stockholders may be called upon receipt of a written request from holders of 20% or more of FedEx's common stock. Shares subject to hedging transactions will not be included toward the required 20% threshold. The written request must include information and representations regarding, among other things: (1) the identity of the requesting stockholders and the beneficial owners, if any, on whose behalf a request is made; (2) the specific purpose or purposes of the special meeting and the matters proposed to be considered at such meeting; (3) any material interest a requesting stockholder or beneficial owner on whose behalf a request is made may have in the business proposed to be conducted; and (4) the number of a requesting stockholder's shares that are subject to hedging transactions. A special meeting request will not be valid (and thus the special stockholders' meeting requested thereby will not be held) if the stated business is not a proper subject for stockholder action under applicable law or the request is received during the period commencing 90 days prior to the first anniversary of the preceding year's annual stockholders' meeting and ending on the date of the current year's annual meeting of stockholders.

The foregoing description of the amendments to Article II, Sections 5 and 11 of FedEx's Bylaws does not purport to be complete and is qualified by and subject to the full text of such amendments, which is attached to this proxy statement as *Appendix B*. The amendments to Article II, Sections 5 and 11 of the Bylaws will be effective only upon the approval by the stockholders of the proposed amendment to Article Twelfth of the Certificate of Incorporation.

Vote Required for Approval

The affirmative vote of at least a majority of the shares of FedEx common stock outstanding on the record date is required for the approval of the amendment to FedEx's Certificate of Incorporation to delete the provision that special meetings of stockholders may be called only by the Board of Directors. Abstentions will have the same effect as votes against the proposal.

If the amendment is approved by our stockholders, the Board of Directors will amend and restate FedEx's Second Amended and Restated Certificate of Incorporation to reflect the amendment to Article Twelfth, and the resulting Third Amended and Restated Certificate of Incorporation will be filed with the Secretary of State of the State of Delaware shortly after the annual meeting.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

EQUITY COMPENSATION PLANS

Equity Compensation Plans Approved by Stockholders

Stockholders approved FedEx's 1993, 1995, 1997, 1999 and 2002 Stock Incentive Plans, as amended, FedEx's Incentive Stock Plan, as amended, and FedEx's 2010 Omnibus Stock Incentive Plan. Although options are still outstanding under the 1993, 1995, 1997 and 1999 plans, no shares are available under these plans for future grants.

Equity Compensation Plans Not Approved by Stockholders

FedEx's 2001 Restricted Stock Plan, as amended, was approved by the Board of Directors, but was not approved by the stockholders. The 2001 Restricted Stock Plan was terminated in September 2010, and no further grants may be made under this plan, although there are still unvested restricted share awards outstanding under the plan. Under the terms of this plan, key employees received restricted shares of common stock as determined by the Compensation Committee. Only treasury shares were issued under this plan. Holders of restricted shares are entitled to vote such shares and to receive any dividends paid on FedEx common stock.

In connection with its acquisition of Caliber System, Inc. in January 1998, FedEx assumed Caliber's officers' deferred compensation plan. This plan was approved by Caliber's board of directors, but not by Caliber's or FedEx's stockholders. Following FedEx's acquisition of Caliber, Caliber stock units under the plan were converted to FedEx common stock equivalent units. In addition, the employer's 50% matching contribution on compensation deferred under the plan was made in FedEx common stock equivalent units. Subject to the provisions of the plan, distributions to participants with respect to their stock units may be paid in shares of FedEx common stock on a one-for-one basis. Effective January 1, 2003, no further deferrals or employer matching contributions will be made under the plan. Participants may continue to acquire FedEx common stock equivalent units under the plan, however, pursuant to dividend equivalent rights.

Summary Table

The following table sets forth certain information as of May 31, 2011, with respect to compensation plans under which shares of FedEx common stock may be issued.

Equity Compensation Plan Information

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
Equity compensation plans approved by stockholders	20,163,163[1]	$81.20	12,964,234[2]
Equity compensation plans not approved by stockholders	4,122[3]	N/A	—
Total	20,167,285	$81.20	12,964,234

(1) Represents shares of common stock issuable upon exercise of outstanding options granted under FedEx's stock option plans. This number does not include: (a) 4,280 shares of common stock issuable under a retirement plan assumed by FedEx for former non-employee directors of Caliber System, Inc.; and (b) 6,377 shares of common stock issuable under stock credit plans assumed by FedEx in the Caliber acquisition.

FedEx cannot make any additional awards under these assumed plans, but additional FedEx common stock equivalent units may be issued to current participants under the assumed stock credit plans pursuant to dividend equivalent rights.

(2) Includes 5,328,567 option shares available for future grants under FedEx's Incentive Stock Plan and 2002 Stock Incentive Plan, 35,667 shares available for future restricted stock grants under FedEx's Incentive Stock Plan, and 7,600,000 shares available for equity grants under FedEx's 2010 Omnibus Stock Incentive Plan (no more than 1,000,000 of the shares available under the 2010 Omnibus Stock Incentive Plan may be used for full-value awards).

(3) Represents shares of FedEx common stock issuable pursuant to the officers' deferred compensation plan assumed by FedEx in the Caliber acquisition as described under "— Equity Compensation Plans Not Approved by Stockholders" above.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee assists the Board of Directors in its oversight of FedEx's financial reporting process. The Audit Committee's responsibilities are more fully described in its charter, which is available on the FedEx Web site at *http://ir.fedex.com/com_charters.cfm*.

Management has the primary responsibility for the financial statements and the financial reporting process, including internal control over financial reporting. FedEx's independent registered public accounting firm is responsible for performing an audit of FedEx's consolidated financial statements and expressing an opinion on the fair presentation of those financial statements in conformity with United States generally accepted accounting principles. The independent registered public accounting firm also is responsible for performing an audit of and expressing an opinion on the effectiveness of FedEx's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended May 31, 2011, including a discussion of, among other things:

- the acceptability and quality of the accounting principles;

- the reasonableness of significant accounting judgments and critical accounting policies and estimates;

- the clarity of disclosures in the financial statements; and

- the adequacy and effectiveness of FedEx's financial reporting procedures, disclosure controls and procedures and internal control over financial reporting, including management's assessment and report on internal control over financial reporting.

The Audit Committee also discussed with the Chief Executive Officer and Chief Financial Officer of FedEx their respective certifications with respect to FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2011.

The Audit Committee reviewed and discussed with the independent registered public accounting firm the audited consolidated financial statements for the fiscal year ended May 31, 2011, the firm's judgments as to the acceptability and quality of FedEx's accounting principles and such other matters as are required to be discussed with the Audit Committee under the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), including those matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the PCAOB in Rule 3200T. The Audit Committee also reviewed and discussed with the independent registered public accounting firm their audit of the effectiveness of FedEx's internal control over financial reporting.

In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm the firm's independence.

The Audit Committee discussed with FedEx's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditor and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of FedEx's internal controls and the overall quality of FedEx's financial reporting.

In reliance on the reviews and discussions referred to above, and the receipt of unqualified opinions from Ernst & Young LLP dated July 12, 2011, with respect to the consolidated financial statements of FedEx as of

and for the fiscal year ended May 31, 2011, and with respect to the effectiveness of FedEx's internal control over financial reporting, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2011, for filing with the Securities and Exchange Commission.


Audit Committee Members
John A. Edwardson – *Chairman*
Gary W. Loveman
Joshua I. Smith
David P. Steiner


AUDIT AND NON-AUDIT FEES

The following table sets forth fees for services Ernst & Young LLP provided to FedEx during fiscal 2011 and 2010:

	2011	2010
Audit fees	$12,090,000	$11,571,000
Audit-related fees	684,000	972,000
Tax fees	354,000	322,000
All other fees	922,000	86,000
Total	$14,050,000	$12,951,000

- *Audit Fees.* Represents fees for professional services provided for the audit of FedEx's annual financial statements, the audit of FedEx's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, the review of FedEx's quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

- *Audit-Related Fees.* Represents fees for assurance and other services related to the audit of FedEx's financial statements. The fees for fiscal 2011 were for benefit plan audits and international accounting and reporting compliance. The fees for fiscal 2010 were primarily for benefit plan audits.

- *Tax Fees.* Represents fees for professional services provided primarily for domestic and international tax compliance and advice. Tax compliance and preparation fees totaled $137,000 and $169,000 in fiscal 2011 and 2010, respectively.

- *All Other Fees.* Represents fees for products and services provided to FedEx not otherwise included in the categories above. The fees for fiscal 2011 were primarily for third-party data management risk assessments and information technology risk and other advisory services. The amounts shown for fiscal 2010 include fees for information technology risk advisory services and online technical resources.

FedEx's Audit Committee has determined that the provision of non-audit services by Ernst & Young is compatible with maintaining Ernst & Young's independence.

PROPOSAL 3 — RATIFICATION OF THE APPOINTMENT OF
THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

Ernst & Young LLP audited FedEx's annual financial statements for the fiscal year ended May 31, 2011, and FedEx's internal control over financial reporting as of May 31, 2011. The Audit Committee has appointed Ernst & Young to be FedEx's independent registered public accounting firm for the fiscal year ending May 31, 2012. The stockholders are asked to ratify this appointment at the annual meeting. Representatives of Ernst & Young will be present at the meeting to respond to appropriate questions and to make a statement if they so desire.

Policies Regarding Independent Auditor

The Audit Committee is directly responsible for the appointment, compensation and oversight of the independent registered public accounting firm. To help ensure the independence of the independent registered public accounting firm, the Audit Committee has adopted two policies: the Policy on Engagement of Independent Auditor; and the Policy on Hiring Certain Employees and Partners of the Independent Auditor.

Pursuant to the Policy on Engagement of Independent Auditor, the Audit Committee preapproves all audit services and non-audit services to be provided to FedEx by its independent registered public accounting firm. The Audit Committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is presented at the next Audit Committee meeting.

The Audit Committee may preapprove for up to one year in advance the provision of particular types of permissible routine and recurring audit-related, tax and other non-audit services, in each case described in reasonable detail and subject to a specific annual monetary limit also approved by the Audit Committee. The Audit Committee must be informed about each such service that is actually provided. In cases where a service is not covered by one of those approvals, the service must be specifically preapproved by the Audit Committee no earlier than one year prior to the commencement of the service.

Each audit or non-audit service that is approved by the Audit Committee (excluding tax services performed in the ordinary course of FedEx's business and excluding other services for which the aggregate fees are expected to be less than $25,000) will be reflected in a written engagement letter or writing specifying the services to be performed and the cost of such services, which will be signed by either a member of the Audit Committee or by an officer of FedEx authorized by the Audit Committee to sign on behalf of FedEx.

The Audit Committee will not approve any prohibited non-audit service or any non-audit service that individually or in the aggregate may impair, in the Audit Committee's opinion, the independence of the independent registered public accounting firm.

In addition, FedEx's independent registered public accounting firm may not provide any services, including financial counseling and tax services, to any FedEx officer, Audit Committee member or FedEx managing director (or its equivalent) in the Finance department or to any immediate family member of any such person. The Policy on Engagement of Independent Auditor is available on FedEx's Web site at *http://ir.fedex.com/documentdisplay.cfm?DocumentID=122*.

Pursuant to the Policy on Hiring Certain Employees and Partners of the Independent Auditor, FedEx will not hire a person who is concurrently a partner or other professional employee of the independent registered public accounting firm or, in certain cases, an immediate family member of such a person. Additionally, FedEx will not hire a former partner or professional employee of the independent registered public accounting firm in an accounting role or a financial reporting oversight role if he or she remains in a position to influence the independent registered public accounting firm's operations or policies, has capital balances in the

independent registered public accounting firm or maintains certain other financial arrangements with the independent registered public accounting firm. FedEx will not hire a former member of the independent registered public accounting firm's audit engagement team (with certain exceptions) in a financial reporting oversight role without waiting for a required "cooling-off" period to elapse.

FedEx's Executive Vice President and Chief Financial Officer will approve any hire who was employed during the preceding three years by the independent registered public accounting firm, and will annually report all such hires to the Audit Committee.

Vote Required For Ratification

The Audit Committee is responsible for selecting FedEx's independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint Ernst & Young as FedEx's independent registered public accounting firm for fiscal year 2012. The Board of Directors believes, however, that submitting the appointment of Ernst & Young to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered public accounting firm.

The ratification of the appointment of Ernst & Young as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 4 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Securities and Exchange Commission rules, we are asking stockholders to approve, on a non-binding basis, the following advisory resolution at the annual meeting:

"RESOLVED, that the compensation paid to FedEx's named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative discussion, is hereby APPROVED."

This advisory vote is not intended to address any specific element of executive compensation, but instead is intended to address the overall compensation of the named executive officers as disclosed in this proxy statement.

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and reward them for doing so. Accordingly, our Board of Directors and Compensation Committee believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. As more fully discussed in the Compensation Discussion and Analysis beginning on page 26:

- Annual and long-term incentive payments and stock options represent a significant portion of our executive compensation program. This variable compensation is "at risk" and directly dependent upon the achievement of pre-established corporate goals or stock price appreciation. In fiscal 2011, 89% of the Chairman, President and Chief Executive Officer's target total direct compensation consisted of variable, at-risk components. With respect to the other named executive officers, 57%-58% of their fiscal 2011 target total direct compensation consisted of variable, at-risk components.

- Annual bonus payments for fiscal 2011 were tied to meeting aggressive business plan goals for consolidated pre-tax income. For fiscal 2011, the named executive officers received only partial annual bonus payouts that were lower than the prior year's, even though consolidated pre-tax income increased by 20% year over year.

- Long-term incentive payouts are tied to meeting aggregate earnings-per-share goals over a three-fiscal-year period. There were no long-term incentive payouts for fiscal 2011 because of the significant negative impact of the global recession on our financial performance over the past three years.

- The Chairman, President and Chief Executive Officer's fiscal 2011 compensation decreased by 2% from fiscal 2010 (as set forth in the Summary Compensation Table on page 45), while FedEx's stock price increased 12.2% during fiscal 2011.

- The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

- Our stock ownership goal effectively promotes meaningful and significant stock ownership by our named executive officers and further aligns their interests with those of our stockholders. As of August 1, 2011, each named executive officer exceeded the stock ownership goal.

We urge you to read the Compensation Discussion and Analysis, as well as the Summary Compensation Table and related compensation tables and narrative appearing on pages 45 through 62, which provide detailed information on our compensation philosophy, policies and practices and the compensation of our named executive officers.

Effect of the Proposal

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is not binding on FedEx, the Board of Directors or the Compensation Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any named executive officer and will not overrule any decisions made by the Board of Directors or the Compensation Committee. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

Vote Required for Approval

The affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote is required to approve this proposal.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 5 — ADVISORY VOTE ON THE FREQUENCY OF
FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

In addition to providing our stockholders with the opportunity to cast an advisory vote on the compensation of our named executive officers, we also are seeking a non-binding, advisory vote on how frequently the advisory vote on executive compensation should be presented to stockholders, as required by Securities and Exchange Commission rules. You may vote to have the advisory vote on executive compensation held every year, every two years or every three years, or you may abstain from voting.

The Board of Directors recommends holding the advisory vote on executive compensation every year. An annual vote would provide us with timely feedback from our stockholders on executive compensation matters. An annual advisory vote is also consistent with our Compensation Committee's practice of conducting an in-depth review of executive compensation philosophy and practices each year.

Effect of the Proposal

The vote on this proposal is advisory and non-binding, and the final decision with respect to the frequency of future advisory votes on executive compensation remains with the Board of Directors. Although the vote on this proposal is non-binding, the Board of Directors and the Compensation Committee highly value the opinions of our stockholders and, accordingly, will take into account the outcome of this vote in considering the frequency of future advisory votes on executive compensation. In accordance with Securities and Exchange Commission rules, stockholders will have the opportunity at least every six years to recommend the frequency of future advisory votes on executive compensation.

Vote Required for Approval

Stockholders will be able to specify one of four choices for this proposal on the proxy card: holding the advisory vote on named executive officer compensation every one year, every two years or every three years, or abstaining. Stockholders are not voting to approve or disapprove the Board's recommendation. The option of one year, two years or three years that receives the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote will be the frequency for the advisory vote on executive compensation selected by our stockholders. In the absence of a majority of votes cast in support of any one frequency, the option of one year, two years or three years that receives the greatest number of votes will be considered the frequency selected by our stockholders.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR CONDUCTING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION EVERY YEAR.

PROPOSAL 6 — STOCKHOLDER PROPOSAL: INDEPENDENT BOARD CHAIRMAN

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, N.W., Washington, D.C. 20001, the beneficial owner of 176 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"**RESOLVED:** That shareholders of FedEx Corporation ("FedEx" or "Company") ask the Board of Directors to adopt a policy that the Board's chairman be an independent director, as defined by the rules of the New York Stock Exchange, who has not previously served as an executive officer of FedEx. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: We believe that a board of directors is less likely to provide rigorous independent oversight of management if the chairman is the CEO, as is the case with FedEx.

FedEx founder Fred Smith has held the positions of Chairman and CEO since 1977. We believe this leadership structure has allowed Smith to exert a dominant influence over the Board, impeding its ability to ensure that management acts strictly in FedEx's best interests.

FedEx's Board does not have a lead director, and we believe the Board's composition exacerbates the need for an independent Chairman. Specifically:

- Half of the Board will have served together as FedEx directors for over a decade, including the Chair of the Nominating and Governance Committee and a member of that committee who is a former FedEx Express executive.

- FedEx discloses transactions, relationships and arrangements that could potentially compromise the independence of four non-management directors, including the Chairs of the Audit and Compensation Committees.

- Three non-management directors, including the Chair of the Compensation Committee, are CEOs of large public companies and another director serves on four other public company boards in addition to her regular employment.

    (FedEx 2010 Proxy Statement)

We believe that Smith's compensation package raises further concern about the Board's effective independent oversight on behalf of shareholders. Stock options that lack performance hurdles comprised between 43 and 56 percent of Smith's targeted total direct compensation in each of fiscal years 2007-2010, and he realized approximately $83 million from option exercises over that time period, according to FedEx's 2007-2010 Proxy Statements.

We also believe that the lack of effective independent Board oversight is demonstrated by it allowing FedEx Ground to pursue a questionable business tactic of classifying drivers as "independent contractors," which has exposed FedEx to substantial legal and financial risks. FedEx Ground is involved in approximately 50 class-action lawsuits and approximately 40 state tax and other administrative proceedings challenging its treatment of drivers as independent contractors, according to FedEx's 2010 10-K.

We urge your support **FOR** this proposal."

76

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

FedEx and its stockholders are best served by having Mr. Frederick W. Smith, FedEx's founder and Chief Executive Officer, serve as Chairman of the Board of Directors. FedEx's Bylaws provide that the Chairman of the Board of Directors shall be the Chief Executive Officer, unless the Board decides otherwise. This approach provides the Board with the necessary flexibility to determine whether the positions should be held by the same person or by separate persons based on the leadership needs of FedEx at any particular time. Adopting a policy to restrict the Board's discretion in selecting the Chairman of the Board, as well as restricting the ability to combine the positions of Chairman and CEO, would deprive the Board of the ability to select the most qualified and appropriate individual to lead the Board as Chairman. The Board has given careful consideration to separating the roles of Chairman and Chief Executive Officer and has determined that FedEx and its stockholders are best served by having Mr. Smith, FedEx's founder, serve as both Chairman of the Board of Directors and Chief Executive Officer. Mr. Smith's combined role as Chairman and Chief Executive Officer promotes unified leadership and direction for the Board and executive management and it allows for a single, clear focus for the chain of command to execute FedEx's strategic initiatives and business plans.

Mr. Smith has served as both Chairman of the Board and Chief Executive Officer of FedEx since 1977. Mr. Smith is the pioneer of the express transportation industry and his record of innovation, achievement and leadership speaks for itself. Under Mr. Smith's leadership, FedEx has become one of the most trusted and respected brands in the world. For ten consecutive years FedEx has ranked in the top 20 in *FORTUNE* magazine's "World's Most Admired Companies" list, rising to number 8 on the most recent 2011 list. Mr. Smith has been named one of the top 30 chief executives in the world by *Barron's* magazine for four consecutive years. Under Mr. Smith's leadership, FedEx has also experienced strong long-term financial growth and stockholder return. FedEx's compound annual growth rates for revenue, earnings per share and stock price since its initial public offering in 1978 are approximately 18%, 10% and 16%, respectively. The Board of Directors believes that our stockholders have been well served by having Mr. Smith act as both Chairman and Chief Executive Officer.

FedEx's strong and independent Board of Directors effectively oversees our management and provides vigorous oversight of FedEx's business and affairs. The Board of Directors is composed of independent, active and effective directors. Over the past five years, we have added several highly qualified, independent directors to the Board, including: Steven R. Loranger, the CEO of ITT Corporation; Gary W. Loveman, the CEO of Caesars Entertainment; Ambassador Susan C. Schwab, former U.S. Trade Representative; and David P. Steiner, the CEO of Waste Management. Nine out of our ten directors standing for reelection meet the independence requirements of the New York Stock Exchange, the Securities and Exchange Commission and the Board's standards for determining director independence. In addition, the Board of Directors proposes that two new independent directors be elected to the Board at this annual meeting. Mr. Smith is the only member of executive management who is also a director.

Requiring that the Chairman of the Board be an independent director is not necessary to ensure that our Board provides independent and effective oversight of FedEx's business and affairs. Such oversight is maintained at FedEx through the composition of our Board, the strong leadership and engagement of our independent directors and Board committees, and our highly effective corporate governance structures and processes already in place.

The Board of Directors and its committees vigorously oversee the effectiveness of management policies and decisions, including the execution of key strategic initiatives. Each of the Board's Audit, Compensation, and Nominating & Governance Committees is composed entirely of independent directors. Consequently, independent directors directly oversee such critical matters as the integrity of FedEx's financial statements, the

compensation of executive management, including Mr. Smith's compensation, the selection and evaluation of directors, and the development and implementation of corporate governance programs. The Compensation Committee, together with the other independent directors, conducts an annual performance review of the Chairman and Chief Executive Officer, assessing FedEx's financial and non-financial performance and the quality and effectiveness of Mr. Smith's leadership. In addition, the Nominating & Governance Committee oversees the processes by which Mr. Smith is evaluated.

The Board believes that FedEx's Corporate Governance Guidelines, which are available on the FedEx Web site, help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Pursuant to these governance principles, non-management Board members meet at regularly scheduled executive sessions without management present in conjunction with each in-person Board meeting. The Chairwoman of the Nominating & Governance Committee presides over these meetings and may also be designated to preside at any Board or stockholder meeting. Consistent with our philosophy of empowering each member of our Board of Directors, each Board member is encouraged to suggest the inclusion of items on the agenda for Board meetings or raise subjects that are not on the agenda for that meeting. In addition, each Board member has complete and open access to any member of management and to the chairman of each Board committee for the purpose of discussing any matter related to the work of such committee. Lastly, the Board and each Board committee have the authority to retain independent legal, financial and other advisors as they deem appropriate. See "Corporate Governance Matters — Board Leadership Structure" on page 10 for more information on our governance practices.

FedEx disagrees with the proponent's assertions in the supporting statement. As discussed under the heading "Compensation Discussion and Analysis," a significant portion of FedEx's executive compensation program consists of variable, at-risk components that are directly dependent upon the achievement of pre-established corporate financial goals or stock price appreciation. The proponent takes issue with Mr. Smith's stock option grants and his exercise of previously granted stock options, but neglects to mention that the options he exercised in fiscal years 2007, 2008, 2009 and 2010 were nearing their expiration date (granted in fiscal years 1998, 1999, 2000 and 2001, respectively) and that our options yield value if and only if our stock price appreciates, which benefits all investors. Moreover, Mr. Smith does not receive restricted stock grants. The proponent also fails to acknowledge that Mr. Smith's base salary was reduced by 20% in January 2009 as he led the company through the recent global recession.

Finally, the proponent has again selectively referred to certain lawsuits and other proceedings concerning FedEx Ground, as it did with substantially similar and unsuccessful proposals the last four years. These references are irrelevant to the question of whether shareholders are best served by having combined or separate CEO and Chair positions, and are also incomplete and clearly self-serving in their descriptions, and we believe indicate a narrow interest not shared by all shareholders. Our Board of Directors has reviewed FedEx Ground's independent contractor model and closely monitors the status of these proceedings. The independent contractor model has been in place since the inception of the company as RPS in 1985, was in place at the time we acquired Caliber System, Inc. in January 1998, and throughout FedEx Ground's history has been upheld by numerous agencies and courts, including United States federal courts. The currently pending material litigation and other proceedings have been described in detail in FedEx's SEC filings, and we intend to vigorously defend ourselves in these proceedings. Recent court decisions significantly improve the likelihood that our independent contractor model will be upheld. We will continue to monitor these issues, and to make changes to our relationships with independent contractors, as may be appropriate. FedEx Ground's use of independent contractors is well suited to the needs of the ground delivery business and its customers, which is reflected by FedEx Ground's strong growth and outstanding service.

In sum, the Board believes that FedEx and its stockholders have been and continue to be well served by having Mr. Smith serve as both Chairman of the Board and Chief Executive Officer. The current leadership model, when combined with the current composition of the Board and the other elements of our governance structure, strikes an appropriate balance between strong and consistent leadership and independent and

effective oversight of FedEx's business and affairs. This proposal is clearly an attempt by the proponent to advance its own self-interest, which is inconsistent with the best interests of FedEx and its stockholders as a whole. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 7 — STOCKHOLDER PROPOSAL: EXECUTIVES TO RETAIN SIGNIFICANT STOCK

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of 100 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"**7 – Executives To Retain Significant Stock**

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding this policy before our 2012 annual meeting of shareholders.

As a minimum this proposal asks for a retention policy going forward, although the preference is for immediate implementation to the fullest extent possible.

Shareholders recommend that our executive pay committee adopt a percentage of at least 50% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library (TCL) http://www.thecorporatelibrary.com, an independent research firm, rated our company "D," with "High Concern" in executive pay" and "High" in Overall Governance Risk Assessment.

Six directors had long-tenure of 12 to 39 years: Shirley Ann Jackson, James Barksdale, Paul Walsh, Joshua Smith, J.R. Hyde and Frederick Smith – our Chairman and CEO. This raised concerns about board independence.

And the selection of new directors is potentially disturbing. David Steiner, our newest director and assigned to our Audit Committee, still did not own any stock and already received our third highest negative votes. Mr. Steiner's negative votes were only exceeded by Shirley Ann Jackson and Steven Loranger. And Directors Jackson and Loranger were allowed to constitute at least 50% of the membership of our Executive Pay and Nomination Committees. Ms. Jackson was also over-committed – serving on 15 committees at five different public company boards.

The third member of our Executive Pay Committee was Susan Schwab, who was a "Flagged [Problem] Director" according to The Corporate Library due to her involvement with the bankrupt Calpine Corporation.

Regarding FedEx executive pay, the portion based on individual performance under the fiscal 2011 annual incentive pay plan will no longer be contingent upon the achievement of corporate financial performance objectives. Moreover, the Executive Pay Committee had the discretion to increase an executive's bonus. In addition, our executive long-term incentive program provided a cash payment for a three-year performance period based on a single performance measure. Taken together, these facts suggested that executive pay practices were not aligned with shareholders' interests according to The Corporate Library.

We also had no shareholder right to proxy access, no cumulative voting, no independent board chairman or even a lead director, no right to call a special shareholder meeting and no shareholder written consent. The 2010 written consent proposal received our 51%-support.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Executives To Retain Significant Stock – Yes on 7.**"

Board of Directors' Statement in Opposition

The Board of Directors and its Compensation and Nominating & Governance Committees have considered this proposal and concluded that it is unnecessary and not in the best interests of our stockholders.

As discussed in the "Compensation Discussion and Analysis" beginning on page 26, we believe that long-term performance is the most important measure of our success, as we manage FedEx's operations and business for the long-term benefit of stockholders. Accordingly, not only is our executive compensation program weighted towards variable, at-risk pay components, but we emphasize incentives that are dependent upon long-term corporate performance and stock price appreciation. These incentives include a long-term incentive cash compensation program and equity awards (stock options and restricted stock), which comprise a significant portion of an executive's total compensation. These incentives are designed to motivate and reward our executives for achieving long-term corporate financial performance goals and maximizing long-term stockholder value.

Our executive compensation program is carefully designed to encourage and promote long-term stockholder returns and significant ownership of FedEx stock by our executives. We award stock options and restricted stock to create and maintain a long-term economic stake in the company for the executives, thereby directly aligning their interests with the interests of our stockholders. Our equity compensation program has effectively encouraged FedEx executives to own and retain FedEx stock, while creating a direct link between their compensation and long-term stockholder returns.

In order to further encourage stock ownership by FedEx's senior officers and to strengthen the alignment of their interests with the interests of our stockholders, the Board of Directors has adopted a stock ownership goal for senior officers, which is included in our Corporate Governance Guidelines. Our stock ownership goal for executive officers is that within four years after being appointed to his or her position, each executive own FedEx shares at a multiple of his or her annual base salary (5x for the Chairman of the Board, President and Chief Executive Officer, and 3x for the other executive officers). Because the stock ownership goal is based on a multiple of base salary, an executive will need to own more shares as his or her base salary increases in order to meet the goal.

As of August 1, 2011, each FedEx executive officer exceeded the stock ownership goal. Our stock ownership goal has effectively promoted meaningful and significant stock ownership by FedEx executives.

Furthermore, your Board of Directors believes that the retention policy set forth in this proposal of 50% of net after-tax holdings could significantly hinder FedEx's ability to retain and attract highly qualified executives. In particular, by requiring the retention of half of the FedEx stock received for two years after termination of employment, executives who have been successful in enhancing stockholder value may choose to leave FedEx or retire earlier than they otherwise would in order to be able to share in the value they helped create. The proposal would effectively require a "lock-up" on almost half of an executive's stock, and would directly undermine the effectiveness of our compensation program to retain and attract highly qualified and effective executives and to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders.

In sum, your Board of Directors believes that FedEx's existing programs and policies effectively facilitate significant stock ownership by executives and ensure that their interests are aligned with those of our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 8 — STOCKHOLDER PROPOSAL: POLITICAL CONTRIBUTIONS REPORT

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the Comptroller of the City of New York, 1 Centre Street, New York, New York 10007-2341, as custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System, the beneficial owner of 955,578 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"**Resolved,** that the shareholders of FedEx Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

    a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

    b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of FedEx, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

FedEx contributed at least $3.3 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including

payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption would not be in the best interests of our stockholders.

The Board believes it is in the best interests of our stockholders for FedEx to be an effective participant in the political process. We are subject to extensive regulation at the federal and state levels and are involved in a number of legislative initiatives in a broad spectrum of policy areas that can have an immediate and dramatic effect on our operations. We promote legislative and regulatory actions that further the business objectives of FedEx and attempt to protect FedEx from unreasonable, unnecessary or burdensome legislative or regulatory actions at all levels of government. As more fully described in our policy regarding political contributions (which is available on the FedEx Web site at *http://ir.fedex.com/governance/contributions.cfm*), we actively participate in the political process with the ultimate goal of promoting and protecting the economic future of FedEx and our stockholders and employees.

An important part of participating effectively in the political process is making prudent political contributions — but only where permitted by applicable law. Political contributions of all types are subject to extensive governmental regulation and public disclosure requirements, and FedEx is fully committed to complying with all applicable campaign finance laws. For example, corporate contributions are subject to certain limitations at the federal level, and we make none. While some states allow corporate contributions to candidates or political parties, it is FedEx's policy not to make such contributions. FedEx also does not make corporate contributions to groups organized under section 527 of the Internal Revenue Code, except to the organizational committees of the Democratic and Republican national party conventions and the annual Democratic and Republican Governor's conferences. These limited corporate political contributions are approved by the Corporate Vice President of Government Affairs, in consultation with appropriate members of FedEx senior management. The Executive Vice President and General Counsel provides periodic updates to the Board of Directors on FedEx's political activities, including corporate contributions. As a result of these policies and mandatory public disclosure requirements, the Board has concluded that ample public information exists regarding FedEx's political contributions to alleviate the concerns cited in this proposal.

FedEx also provides an opportunity for its employees to participate in the political process by joining FedEx's non-partisan political action committee ("FedExPAC"). FedExPAC allows our employees to pool their financial resources to support federal, state and local candidates, political party committees and political action committees. The political contributions made by FedExPAC are funded entirely by the voluntary contributions of our employees. No corporate funds are used. A committee composed of appropriate members of FedEx senior management decides which candidates, campaigns and committees FedExPAC will support based on a nonpartisan effort to advance and protect the interests of FedEx and our stockholders and employees. Moreover, FedExPAC's activities are subject to comprehensive regulation by the federal government, including detailed disclosure requirements, which include monthly reports with the Federal Election Commission. These reports are publicly available and include an itemization of FedExPAC's receipts and disbursements, including any political contributions.

Our participation in the political process is designed to promote and protect the economic future of FedEx and our stockholders and employees, and we make political contributions and maintain memberships with a variety of trade associations expressly for that purpose. We have in place effective reporting and compliance procedures to ensure that our political contributions are made in accordance with applicable law and we

closely monitor the appropriateness and effectiveness of the political activities undertaken by the most significant trade associations in which we are a member.

Finally, the Board believes that the expanded disclosure requested in this proposal could place FedEx at a competitive disadvantage by revealing its strategies and priorities. Because parties with interests adverse to FedEx also participate in the political process to their business advantage, any unilateral expanded disclosure could benefit those parties while harming the interests of FedEx and our stockholders. The Board believes that any reporting requirements that go beyond those required under existing law should be applicable to all participants in the process, rather than FedEx alone (as the proponent requests).

In short, we believe that this proposal is duplicative and unnecessary, as a comprehensive system of reporting and accountability for political contributions already exists. If adopted, the proposal would apply only to FedEx and to no other company and would cause FedEx to incur undue cost and administrative burden, as well as competitive harm, without commensurate benefit to our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

OTHER MATTERS

We are not aware of any other matters to be conducted at the meeting. FedEx's Bylaws require stockholders to give advance notice of any proposal intended to be presented at the annual meeting. The deadline for this notice has passed and we did not receive any proposals that met the requirements under our Bylaws. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

ADDITIONAL INFORMATION

Proxy Solicitation

FedEx will bear all costs of this proxy solicitation. In addition to soliciting proxies by this mailing, our directors, officers and regular employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. FedEx will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. FedEx has retained Morrow & Co., LLC, 470 West Ave., Stamford, CT 06902, to assist in the solicitation of proxies for a fee of $12,500 plus reimbursement of certain disbursements and expenses.

Householding

We have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of this proxy statement and the 2011 Annual Report to Stockholders, unless contrary instructions have been received from one or more of these stockholders. This procedure will reduce our printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our annual report and proxy statement, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of our annual report and proxy statement for your household, please contact our transfer agent, Computershare Trust Company, N.A. (in writing: P.O. Box 43069, Providence, Rhode Island 02940-3069; by telephone: in the U.S. or Canada, 1-800-446-2617; outside the U.S. or Canada, 1-781-575-2723).

If you participate in householding and wish to receive a separate copy of this proxy statement and the 2011 Annual Report, or if you do not wish to participate in householding and prefer to receive separate copies of future annual reports and proxy statements, please contact Computershare as indicated above. A separate copy of this proxy statement and the 2011 Annual Report will be delivered promptly upon request.

Beneficial owners of shares held in street name can request information about householding from their banks, brokerage firms or other holders of record.

Stockholder Proposals for 2012 Annual Meeting

Stockholder proposals intended to be presented at FedEx's 2012 annual meeting must be received by FedEx no later than April 17, 2012, to be eligible for inclusion in FedEx's proxy statement and form of proxy for next year's meeting. Proposals should be addressed to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph), but is instead sought to be presented directly at the 2012 annual meeting, including nominations of director candidates, FedEx's Bylaws require stockholders to give advance notice of such proposals. The required notice, which must include the information and documents set forth in the Bylaws, must be given no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2012 annual meeting of stockholders, our Bylaws require notice to be provided to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120, as early as May 29, 2012, but no later than June 28, 2012. Except as otherwise provided by law, the chairman of the meeting will declare out of order and disregard any nomination or other business proposed to be brought before the meeting by a stockholder that is not made in accordance with our Bylaws.

By order of the Board of Directors,

CHRISTINE P. RICHARDS
Executive Vice President, General Counsel
and Secretary

Companies in Executive Compensation Comparison Survey Group

3M Company	Grupo Ferrovial, S.A.
7-Eleven, Inc.	Hannaford Bros. Co.
Abbott Laboratories	HCA Inc.
Accenture Ltd	Hess Corporation
Alcatel-Lucent	Hoffman-La Roche Inc.
Alcoa Inc.	Home Box Office Inc.
American Airlines Publishing	Honeywell International Inc.
American Broadcasting Company	Ikon Office Solutions, Inc.
AMR Corporation	Ingram Micro Inc.
Anheuser-Busch Companies, Inc.	Intel Corporation
Apple Inc.	International Paper Company
AstraZeneca PLC	Johnson & Johnson
BAE Systems plc	Johnson Controls, Inc.
Bayer AG	Kaiser Foundation Health Plan, Inc.
Bayer CropScience	KPMG LLP
Bayer MaterialScience	Kraft Foods Inc.
Best Buy Co., Inc.	Lafarge North America Inc.
The Boeing Company	Lockheed Martin Corporation
Bristol-Myers Squibb Company	Lowe's Companies, Inc
Bunge Limited	Lyondell Chemical Company
Caterpillar Inc.	Macy's, Inc.
Chrysler Group LLC	Manpower Inc.
CHS Inc.	Mars, Incorporated
Cisco Systems, Inc.	McDonald's Corporation
CITGO Petroleum Corporation	Medco Health Solutions, Inc.
The Coca-Cola Company	MedImmune, LLC
Coca-Cola Enterprises, Inc.	Merck & Co., Inc.
Comcast Cable Communications, Inc.	Microsoft Corporation
Comcast Corporation	Mitsubishi Nuclear Energy Systems
Continental AG (Automotive Group)	Motorola, Inc.
Deere & Company	Murphy Oil Corporation
Dell Inc.	National Starch LLC
Delta Air Lines, Inc.	Northrop Grumman Corporation
Direct Energy	Novartis AG
Disney Publishing Worldwide	Novartis Consumer Health, Inc.
The Dow Chemical Company	Occidental Petroleum Corporation
Dow Jones & Company	PepsiCo, Inc.
E. I. du Pont de Nemours and Company	Pfizer Inc.
Eli Lilly and Company	Philip Morris International Inc.
Emerson Electric Co.	Philips Healthcare
The Engineered Products Company	Pioneer Hi-Bred International, Inc.
Evonik Degussa Corporation	Raytheon Company
Express Scripts, Inc.	Rio Tinto plc
Fairchild Controls Corporation	Roche Diagnostics Corporation
Fluor Corporation	Sanofi-Aventis
Fox Networks Group, Inc.	Sanofi Pasteur
Genetech, Inc.	Schlumberger Limited
General Dynamics Corporation	Schneider Electric SA
GlaxoSmithKline plc	Sears Holdings Corporation
Google Inc.	Siemens AG

Sodexo
Sprint Nextel Corporation
Staples, Inc.
The Stop & Shop Companies, Inc.
Sunoco, Inc.
SUPERVALU INC.
Target Corporation
Tech Data Corporation
Tesoro Corporation
Time Inc.
Time Warner Inc.
TUI Travel PLC
Turner Broadcasting System, Inc.

Twentieth Century Fox Film Corporation
Tyco International Ltd.
Tyson Foods, Inc.
Unilever N.V.
United Air Lines, Inc.
United Parcel Service, Inc.
United States Steel Corporation
United Technologies Corporation
Volvo Group North America
The Walt Disney Company
Warner Bros. Entertainment, Inc.
Wm. Wrigley Jr. Company
Wyeth

**FedEx Corporation Amended and Restated Bylaws — Board-Approved Amendments to
Provisions Regarding Special Meetings of Stockholders**

ARTICLE II.   MEETINGS OF STOCKHOLDERS

Section 5.   <u>Special Meetings</u>.   Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the chairman of the board and chief executive officer and shall be called by the chairman of the board and chief executive officer or secretary at the request in writing of a majority of the board of directors. Such request shall state the purpose or purposes of the proposed meeting.

Text of amendment to Section 5, which will be effective only upon approval by the stockholders of the amendment to Article Twelfth of FedEx's Second Amended and Restated Certificate of Incorporation as described in the attached proxy statement, is as follows:

In addition, special meetings of the stockholders shall be called by the chairman of the board and chief executive officer or the secretary following receipt by the secretary of a written request for a special meeting of stockholders (a "Special Meeting Request") from the holders of shares representing at least 20% of the outstanding shares of the corporation entitled to vote (the "Requisite Holders") if such Special Meeting Request complies with the requirements set forth in this Section and all other requirements of this Section are met. However, notwithstanding the foregoing or any other provision in this Section, outstanding shares of the corporation that are subject to Hedging Transactions (as defined in Section 12 of this Article II) shall not under any circumstance be included toward the required 20% threshold, and thus, stockholders owning stock of the corporation that is subject to Hedging Transactions shall not be considered Requisite Holders with respect to such stock. The board of directors shall determine, in its sole discretion, whether all such requirements of this Section have been satisfied, and such determination shall be binding on the corporation and its stockholders.

If a Special Meeting Request complies with this Section, the board of directors shall determine the record date (in accordance with Section 4 of Article VII herein), place (if any), date and time of the special meeting of stockholders requested in such Special Meeting Request; provided, however, that the date of any such special meeting shall not be more than 90 days after the secretary's receipt of the properly submitted Special Meeting Request. Notwithstanding the foregoing, the board of directors may (in lieu of calling the special meeting of stockholders requested in such Special Meeting Request) present an identical or substantially similar item (as determined in good faith by the board of directors, a "Similar Item") for stockholder approval at any other meeting of stockholders that is held no more than 90 days after the secretary receives such Special Meeting Request. The nomination, election, or removal of directors shall always be deemed a "Similar Item" with respect to all items of business involving the nomination, election, or removal of directors, changing the size of the board of directors and filling of vacancies or newly created directorships resulting from any increase in the authorized number of directors.

A Special Meeting Request must be delivered by hand, by registered U.S. mail (return receipt requested), or by courier service to the attention of the secretary at the principal executive offices of the corporation. A Special Meeting Request shall only be valid if it is signed and dated by each of the Requisite Holders (or their duly authorized agents) and if such request includes:

    (a)   a statement of the specific purpose or purposes of the special meeting of stockholders, the matter or matters proposed to be acted on at the special meeting of stockholders, and the reasons for conducting such business at the special meeting of stockholders;

    (b)   a statement of any material interest of each such Requisite Holder and the beneficial owners, if any, on whose behalf the Special Meeting Request is being made in the business proposed to be conducted at the special meeting of stockholders;

(c) the text of any business, proposed resolution or amendment to the bylaws, certificate of incorporation, or any other corporate document to be considered at the special meeting of stockholders;

(d) any other information which may be required pursuant to these bylaws, including but not limited to such information, if applicable, which shall be set forth in a stockholder's notice required by Section 12 of this Article, or which may be required to be disclosed under the General Corporation Law of the State of Delaware;

(e) the name and address (as they appear on the corporation's books, in the case of stockholders of record) of each Requisite Holder and the date of each such Requisite Holder's signature (or authorized agent's signature);

(f) the class, if applicable, and the number of shares of the corporation's stock that are owned of record or beneficially by each such Requisite Holder and documentary evidence of such record or beneficial ownership, and the number of any such owned shares of the corporation's stock subject to Hedging Transactions and a representation that all other shares of the corporation's stock owned by such Requisite Holder are not subject to Hedging Transactions;

(g) a representation that one or more of the Requisite Holders intend to appear in person or by proxy at the special meeting of stockholders to propose the business to be conducted at the special meeting of stockholders;

(h) if any Requisite Holder intends to solicit proxies with respect to any business to be conducted at the special meeting of stockholders, a representation to that effect;

(i) if a purpose of the special meeting of stockholders is the election of one or more directors, all information that would be required to be included in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

(j) an undertaking by the Requisite Holders to notify the corporation in writing of a change in the information called for by clauses (b) and (f) as of the record date for such special meeting of stockholders, by notice received by the secretary in the same manner as the Special Meeting Request not later than the 10th day following such record date, and after the record date by notice so given and received within two business days of any change in such information and, in any event, as of the close of business on the day preceding the special meeting date; and

(k) an acknowledgement that any reduction in percentage stock ownership of the Requisite Holders below the 20% threshold following delivery of the Special Meeting Request to the secretary shall constitute a revocation of such Special Meeting Request.

In addition, the Requisite Holders and the beneficial owners, if any, on whose behalf the Special Meeting Request is being made shall promptly provide any other information reasonably requested by the corporation.

A Special Meeting Request shall not be valid (and thus the special meeting of stockholders requested pursuant to the Special Meeting Request will not be held) if (a) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law; (b) a Similar Item was presented at any meeting of stockholders held within 90 days prior to receipt by the corporation of such Special Meeting Request; (c) a Similar Item is included in the corporation's notice as an item of business to be brought before a stockholder meeting that has been called but not yet held; (d) the Special Meeting Request is received by the corporation during the period commencing 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders and ending on the date of the current year's annual meeting of stockholders; or (e) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act. For purposes of this paragraph, the date of delivery of the Special Meeting Request shall be the first date on which a valid Special Meeting Request in which Requisite Holders

representing at least 20% of the outstanding shares of the corporation entitled to vote in accordance with this Section are participating has been delivered to the corporation.

Only matters that are stated in the Special Meeting Request shall be brought before and acted upon during the special meeting of stockholders called according to the Special Meeting Request; provided, however, that nothing herein shall prohibit the board of directors from submitting any matters to the stockholders at any special meeting of stockholders called by the stockholders pursuant to this Section. If a valid Special Meeting Request is received by the secretary subsequent to the receipt of another valid Special Meeting Request and before the date of the corresponding special meeting of stockholders, all items of business contained in such Special Meeting Requests may be presented at one special meeting of stockholders. If two or more special meetings of the stockholders called pursuant to the request of stockholders pursuant to this Section have been held within the 12-month period before a Special Meeting Request is received by the secretary, the board of directors may in its discretion, determine not to call or hold such requested special meeting of stockholders.

Requisite Holders may revoke a Special Meeting Request by written revocation delivered to the corporation at any time prior to the special meeting of stockholders; provided, however, the board of directors shall have the sole discretion to determine whether or not to proceed with the special meeting of stockholders following such written revocation. Additionally, a Requisite Holder whose signature (or authorized agent's signature) appears on a Special Meeting Request may revoke such Requisite Holder's participation in a Special Meeting Request at any time by written revocation delivered to the secretary in the same manner as the Special Meeting Request and if, following any such revocation, the remaining Requisite Holders participating in the Special Meeting Request do not represent at least 20% of the outstanding shares of the corporation entitled to vote in accordance with this Section, the Special Meeting Request shall be deemed revoked. Likewise, any reduction in percentage stock ownership of the Requisite Holders below the 20% threshold following delivery of the Special Meeting Request to the secretary shall be deemed to be revocation of the Special Meeting Request.

If none of the Requisite Holders appears or sends a representative to present the business or nomination submitted by the stockholders in the Special Meeting Request to be conducted at the special meeting of stockholders, the corporation need not conduct any such business or nomination for a vote at such special meeting of stockholders.

(Note: For purposes of the above amendment, "Hedging Transaction" is defined in the Bylaws as any hedging or other transaction or series of transactions that has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights and any borrowing or lending of shares) that has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, the stockholder or the beneficial owner with respect to any share of stock of the corporation.)

Deletion of second sentence of Section 11 will be effective only upon approval by the stockholders of the amendment to Article Twelfth of FedEx's Second Amended and Restated Certificate of Incorporation as described in the attached proxy statement:

Section 11.   <u>Action Without a Meeting</u>.   Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. ~~Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the common stock of the corporation as to dividends or upon liquidation, special meetings of stockholders of the corporation may be called only by the board of directors pursuant to a resolution approved by a majority of the entire board of directors.~~



FedEx.
Corporation

IMPORTANT ANNUAL MEETING INFORMATION

Annual Meeting Admission Ticket

Electronic Voting Instructions
You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m. Eastern time on September 25, 2011.

Vote by Internet
• Log on to the Internet and go to **www.investorvote.com**
• Follow the steps outlined on the secured Web site.

Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
• Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A **The Board of Directors recommends a vote FOR each of the listed nominees, FOR Proposals 2, 3 and 4 and for every 1 Year on Proposal 5.**

1. Election of Directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - James L. Barksdale	☐	☐	☐	02 - John A. Edwardson	☐	☐	☐	03 - Shirley Ann Jackson	☐	☐	☐
04 - Steven R. Loranger	☐	☐	☐	05 - Gary W. Loveman	☐	☐	☐	06 - R. Brad Martin	☐	☐	☐
07 - Joshua Cooper Ramo	☐	☐	☐	08 - Susan C. Schwab	☐	☐	☐	09 - Frederick W. Smith	☐	☐	☐
10 - Joshua I. Smith	☐	☐	☐	11 - David P. Steiner	☐	☐	☐	12 - Paul S. Walsh	☐	☐	☐

	For	Against	Abstain		For	Against	Abstain
2. Approval of amendment to Certificate of Incorporation in order to allow stockholders to call special meetings.	☐	☐	☐	3. Ratification of independent registered public accounting firm.	☐	☐	☐

	For	Against	Abstain		1 Yr	2 Yrs	3 Yrs	Abstain
4. Advisory vote on executive compensation.	☐	☐	☐	5. Advisory vote on the frequency of future advisory votes on executive compensation.	☐	☐	☐	☐

B **The Board of Directors recommends a vote AGAINST Proposals 6, 7 and 8.**

	For	Against	Abstain		For	Against	Abstain
6. Stockholder proposal regarding independent board chairman.	☐	☐	☐	7. Stockholder proposal requiring executives to retain significant stock.	☐	☐	☐
8. Stockholder proposal regarding political contributions report.	☐	☐	☐				

PLEASE DATE AND SIGN IN SECTION D ON THE REVERSE SIDE.

Admission Ticket

FedEx Corporation
Annual Meeting of Stockholders
Monday, September 26, 2011
10:00 a.m. local time
FedEx World Technology Center
Auditorium
50 FedEx Parkway, Collierville, TN 38017

If you wish to attend the annual meeting in person, you will need to bring this Admission Ticket with you.

Please present this Admission Ticket and a valid government-issued photo identification (such as a driver's license or a passport) for admission to the meeting.

Security measures will be in place at the meeting to help ensure the safety of attendees. Metal detectors similar to those used in airports will be located at the entrance to the meeting room and briefcases, handbags and packages will be inspected. No cameras or recording devices of any kind, or signs, placards, banners or similar materials, may be brought into the meeting. Anyone who refuses to comply with these requirements will not be admitted.

This Admission Ticket is not transferable.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET <u>OR</u> TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy Solicited on Behalf of the Board of Directors of FedEx Corporation for the Annual Meeting of Stockholders, September 26, 2011

The undersigned hereby constitutes and appoints Christine P. Richards and Alan B. Graf, Jr., and each of them, his or her true and lawful agents and proxies, each with full power of substitution, to represent the undersigned and to vote all of the shares of FedEx Corporation common stock of the undersigned at the Annual Meeting of Stockholders of FedEx to be held in the auditorium at the FedEx World Technology Center, 50 FedEx Parkway, Collierville, Tennessee 38017, on Monday, September 26, 2011, at 10:00 a.m. local time, and at any postponements or adjournments thereof, on Proposals 1 through 8 as specified on the reverse side hereof (with discretionary authority under Proposal 1 to vote for a substitute nominee if any nominee is unable to stand for election) and on such other matters as may properly come before said meeting. *This card also constitutes voting instructions for any shares held for the undersigned in any benefit plan of FedEx Corporation or its subsidiaries. If you wish to instruct a plan trustee or record holder on the voting of shares held in your account, your instructions must be received by September 21, 2011. If no direction is given, the plan trustee will vote the shares held in your account in the same proportion as votes received from other plan participants.*

This proxy when properly executed will be voted as specified by you. If no direction is made, this proxy will be voted (and voting instructions given) FOR each of the director nominees, FOR Proposals 2, 3 and 4, for every "1 YEAR" on Proposal 5, and AGAINST Proposals 6, 7 and 8. The Board of Directors recommends that you vote FOR each of the director nominees, FOR Proposals 2, 3 and 4, for every "1 YEAR" on Proposal 5, and AGAINST Proposals 6, 7 and 8. In their discretion, the proxy holders are authorized to vote on such other matters as may properly come before the meeting or any postponements or adjournments thereof.

You are encouraged to specify your choices by marking the appropriate boxes on the reverse side, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. Ms. Richards and Mr. Graf cannot vote your shares unless you sign, date and return this card or vote on the Internet or by telephone.

If you vote by the Internet or telephone, please DO NOT mail back this proxy card. If you wish to attend the annual meeting in person, however, you will need to bring the Admission Ticket attached to this proxy card with you.

<u>NOTE</u>: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to send you proxy materials and annual reports.



C   Non-Voting Items

Change of Address — Please print your new address below.	Comments — Please print your comments below.	Mark this box if you would like your name to be disclosed with your vote and comments, if any. ☐

D   Authorized Signatures — This section must be completed for your vote to be counted — Date and Sign Below.

The signer hereby revokes all proxies previously given by the signer to vote at said meeting or at any postponements or adjournments thereof.

NOTE: Please sign exactly as name appears on this card. Joint owners should each sign. When signing as attorney, officer, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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